UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao

CEP 04344-902 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82–

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS .................................................................................................................. 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ......................................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION ........................................................................ 4 SELECTED FINANCIAL DATA ................................................................................................................................. 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ................................................................................ 6 RECENT DEVELOPMENTS ...................................................................................................................................... 19 SIGNATURES ............................................................................................................................................................. 22 FINANCIAL STATEMENTS ...................................................................................................................................... 23 i TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS .................................................................................................................. 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ......................................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION ........................................................................ 4 SELECTED FINANCIAL DATA ................................................................................................................................. 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ................................................................................ 6 RECENT DEVELOPMENTS ...................................................................................................................................... 19 SIGNATURES ............................................................................................................................................................. 22 FINANCIAL STATEMENTS ...................................................................................................................................... 23 i

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: · “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; · “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; · “Central Bank” means the Central Bank of Brazil; Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 212 to our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 30, 2019, or our 2018 Form 20-F. 1 CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: · “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; · “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; · “Central Bank” means the Central Bank of Brazil; Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 212 to our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 30, 2019, or our 2018 Form 20-F. 1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: · General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; · General economic and political conditions, in particular in the countries where we operate; · Government regulations and tax laws and amendments to such regulations and laws; · Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; · Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements; · Regulation and liquidation of our business on a consolidated basis; · Obstacles for holders of our shares and ADSs to receive dividends; · Failure or hacking of our security and operational infrastructure or systems; · Our ability to protect personal data; · Strengthening of competition and industry consolidation; · Changes in our loan portfolio and changes in the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; · The effectiveness of our risk management policy; · Damage to our reputation; · The capacity of our controlling stockholder to conduct our business; · Difficulties during the integration of acquired or merged businesses; · Effects from socio-environmental issues; and · Other risk factors as set forth in our 2018 Form 20-F. 2 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: · General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; · General economic and political conditions, in particular in the countries where we operate; · Government regulations and tax laws and amendments to such regulations and laws; · Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; · Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements; · Regulation and liquidation of our business on a consolidated basis; · Obstacles for holders of our shares and ADSs to receive dividends; · Failure or hacking of our security and operational infrastructure or systems; · Our ability to protect personal data; · Strengthening of competition and industry consolidation; · Changes in our loan portfolio and changes in the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; · The effectiveness of our risk management policy; · Damage to our reputation; · The capacity of our controlling stockholder to conduct our business; · Difficulties during the integration of acquired or merged businesses; · Effects from socio-environmental issues; and · Other risk factors as set forth in our 2018 Form 20-F. 2

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. 3 The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. 3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6- K is as of June 30, 2019 and December 31, 2018 and the reference dates for information derived from our statement of income are the six-month periods ended June 30, 2019 and 2018, except where otherwise indicated. Our audited interim consolidated financial statements are prepared in accordance with International Accounting Standards (IAS) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Unless otherwise stated all audited interim consolidated financial information related to the six-month periods ended June 30, 2019 and 2018 included in this Form 6-K was prepared in accordance with IAS 34 and is contained in this report on Form 6-K. Our audited interim consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018 were audited by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our audited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our audited interim consolidated financial statements for further details about the main differences between our management reporting systems and our audited interim consolidated financial statements prepared in accordance with IAS 34. Transition to IFRS 16 We adopted IFRS 16 – “Leases” under the retrospective transition method modified on January 1, 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and right-of-use assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. 4 PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6- K is as of June 30, 2019 and December 31, 2018 and the reference dates for information derived from our statement of income are the six-month periods ended June 30, 2019 and 2018, except where otherwise indicated. Our audited interim consolidated financial statements are prepared in accordance with International Accounting Standards (IAS) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Unless otherwise stated all audited interim consolidated financial information related to the six-month periods ended June 30, 2019 and 2018 included in this Form 6-K was prepared in accordance with IAS 34 and is contained in this report on Form 6-K. Our audited interim consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018 were audited by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our audited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our audited interim consolidated financial statements for further details about the main differences between our management reporting systems and our audited interim consolidated financial statements prepared in accordance with IAS 34. Transition to IFRS 16 We adopted IFRS 16 – “Leases” under the retrospective transition method modified on January 1, 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and right-of-use assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. 4

Please see “Note 2 – Significant Accounting Policies” to our audited interim consolidated financial statements for further details about the significant accounting policies applied in the preparation of our audited interim consolidated financial statements in accordance with IAS 34. SELECTED FINANCIAL DATA We present below our selected financial data derived from our audited interim consolidated financial statements included at the end of this current report on Form 6-K. Our audited interim consolidated financial statements are presented as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018, and have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” Six-Month Period Ended June 30, Variation Income Information 2019 2018% (In millions of R$) Banking product 57,049 4 8,585 17.4 (1) 3 5,502 2 7,873 27.4 Net interest income (2) 21,547 2 0,712 4 .0 Non-interest income Expected Loss from Financial Assets and Claims (7,219) (7,141) 1 .1 Other operating income (expenses) (30,701) (29,506) 4 .1 Net income 1 3,593 12,451 9.2 (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; (ii) interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) interest and similar expenses; (iv) adjustments to fair value of financial assets and liabilities; and (v) foreign exchange results and exchange variations in foreign transactions. (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. As of June 30, As of December 31, Variation Balance Sheet Information 2019 2018% (In millions of R$) Total assets 1,566,311 1,552,797 0.9 Loan operations and lease operations portfolio 556,358 536,091 3.8 (-) Provision for expected loss (31,691) (33,373) (5.0) (1) Tier I capital - in % 14.9% 15.9% (1.0)p.p. (1) Common equity tier I - in % 13.6% 14.9% (1.3)p.p. (1) For the period of December 2018 it is considered the immediate and full application of the Basel III rules. Six-Month Period Ended June 30, Variation Share Information 2019 2018 % Earning per share - basic - R$ 1.36 1 .25 8.8 Weighted Average Number of outstanding shares - basic 9,735,865,905 9 ,720,158,090 0.2 Six-Month Period Ended June 30, Variation Other Information 2019 2018 % Total Number of Employees 9 8,446 9 9,914 (1.5) Branches and CSBs – Client Service Branches 4,722 4 ,904 (3.7) (1) 4 7,505 4 7,650 (0.3) ATM – Automated Teller Machines (1) Includes: ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs. 5 Please see “Note 2 – Significant Accounting Policies” to our audited interim consolidated financial statements for further details about the significant accounting policies applied in the preparation of our audited interim consolidated financial statements in accordance with IAS 34. SELECTED FINANCIAL DATA We present below our selected financial data derived from our audited interim consolidated financial statements included at the end of this current report on Form 6-K. Our audited interim consolidated financial statements are presented as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018, and have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” Six-Month Period Ended June 30, Variation Income Information 2019 2018% (In millions of R$) Banking product 57,049 4 8,585 17.4 (1) 3 5,502 2 7,873 27.4 Net interest income (2) 21,547 2 0,712 4 .0 Non-interest income Expected Loss from Financial Assets and Claims (7,219) (7,141) 1 .1 Other operating income (expenses) (30,701) (29,506) 4 .1 Net income 1 3,593 12,451 9.2 (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; (ii) interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) interest and similar expenses; (iv) adjustments to fair value of financial assets and liabilities; and (v) foreign exchange results and exchange variations in foreign transactions. (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. As of June 30, As of December 31, Variation Balance Sheet Information 2019 2018% (In millions of R$) Total assets 1,566,311 1,552,797 0.9 Loan operations and lease operations portfolio 556,358 536,091 3.8 (-) Provision for expected loss (31,691) (33,373) (5.0) (1) Tier I capital - in % 14.9% 15.9% (1.0)p.p. (1) Common equity tier I - in % 13.6% 14.9% (1.3)p.p. (1) For the period of December 2018 it is considered the immediate and full application of the Basel III rules. Six-Month Period Ended June 30, Variation Share Information 2019 2018 % Earning per share - basic - R$ 1.36 1 .25 8.8 Weighted Average Number of outstanding shares - basic 9,735,865,905 9 ,720,158,090 0.2 Six-Month Period Ended June 30, Variation Other Information 2019 2018 % Total Number of Employees 9 8,446 9 9,914 (1.5) Branches and CSBs – Client Service Branches 4,722 4 ,904 (3.7) (1) 4 7,505 4 7,650 (0.3) ATM – Automated Teller Machines (1) Includes: ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs. 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our audited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2018 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2018 Form 20-F. A. Operating Results Financial Results Review The table set forth below presents our summarized Consolidated Statement of Income for the six-month periods ended June 30, 2019 and 2018. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on our banking product offerings, see “Item 4. Information on the Company” in our 2018 Form 20-F. Six-month period ended Variation June 30, Summarized Consolidated Statement of Income 2019 2018 R$ million % (In millions of R$) Banking product 57,049 48,585 8 ,464 17.4 (1) 35,502 27,873 7,629 27.4 Net interest income (2) 2 1,547 20,712 835 4.0 Non-interest income Expected loss from financial assets and claims (7,219) (7,141) (78) 1.1 Other operating income (expenses) (30,701) (29,506) (1,195) 4.1 Income before current and deferred income tax and social contribution 19,129 11,938 7,191 60.2 Current and deferred income and social contribution taxes (5,536) 513 (6,049) n.m.³ Net income 13,593 12,451 1,142 9 .2 Net income attributable to owners of the parent company 13,274 12,129 1 ,145 9 .4 (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$57,379 million and R$55,294 million in the six-month period ended June 30, 2019 and 2018, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$12,520 million and R$10,343 million in the six-month period ended June 30, 2019 and 2018, respectively); (iii) interest and similar expenses (R$(39,084) million and R$(33,308) million in the six-month period ended June 30, 2019 and 2018, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$3,228 million and R$(5,902) million in the six-month period ended June 30, 2019 and 2018, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$1,459 million and R$1,446 million in the six-month period ended June 30, 2019 and 2018, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) Not-meaningful Please see our audited interim consolidated financial statements for further details about our Consolidated Statement of Income. Our net income attributable to the owners of the parent company increased by 9.4% in the six-month period ended June 30, 2019, compared to the same period in 2018. Our banking product increased by 17.4% in the six-month period ended June 30, 2019, compared to the same period in 2018, mainly due to a 27.4% increase in net interest income. This result was partially offset by an expense of R$5,536 million in current and deferred income and social contribution taxes in the six-month period ended June 30, 2019, compared to a positive effect of R$513 million in the six-month period ended June 30, 2018. These line items are further described below: • Net interest income increased by 27.4% in the six-month period ended June 30, 2019, compared to the 6 OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our audited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2018 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2018 Form 20-F. A. Operating Results Financial Results Review The table set forth below presents our summarized Consolidated Statement of Income for the six-month periods ended June 30, 2019 and 2018. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on our banking product offerings, see “Item 4. Information on the Company” in our 2018 Form 20-F. Six-month period ended Variation June 30, Summarized Consolidated Statement of Income 2019 2018 R$ million % (In millions of R$) Banking product 57,049 48,585 8 ,464 17.4 (1) 35,502 27,873 7,629 27.4 Net interest income (2) 2 1,547 20,712 835 4.0 Non-interest income Expected loss from financial assets and claims (7,219) (7,141) (78) 1.1 Other operating income (expenses) (30,701) (29,506) (1,195) 4.1 Income before current and deferred income tax and social contribution 19,129 11,938 7,191 60.2 Current and deferred income and social contribution taxes (5,536) 513 (6,049) n.m.³ Net income 13,593 12,451 1,142 9 .2 Net income attributable to owners of the parent company 13,274 12,129 1 ,145 9 .4 (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$57,379 million and R$55,294 million in the six-month period ended June 30, 2019 and 2018, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$12,520 million and R$10,343 million in the six-month period ended June 30, 2019 and 2018, respectively); (iii) interest and similar expenses (R$(39,084) million and R$(33,308) million in the six-month period ended June 30, 2019 and 2018, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$3,228 million and R$(5,902) million in the six-month period ended June 30, 2019 and 2018, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$1,459 million and R$1,446 million in the six-month period ended June 30, 2019 and 2018, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) Not-meaningful Please see our audited interim consolidated financial statements for further details about our Consolidated Statement of Income. Our net income attributable to the owners of the parent company increased by 9.4% in the six-month period ended June 30, 2019, compared to the same period in 2018. Our banking product increased by 17.4% in the six-month period ended June 30, 2019, compared to the same period in 2018, mainly due to a 27.4% increase in net interest income. This result was partially offset by an expense of R$5,536 million in current and deferred income and social contribution taxes in the six-month period ended June 30, 2019, compared to a positive effect of R$513 million in the six-month period ended June 30, 2018. These line items are further described below: • Net interest income increased by 27.4% in the six-month period ended June 30, 2019, compared to the 6 same period in 2018, mainly impacted by the adjustment to the fair value of financial assets and liabilities. The result of exchange rate variations on our investments abroad is non-taxable, unlike revenue from our hedging instruments, which is taxable. The appreciation or depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains or losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The Brazilian real appreciated 0.7% against the U.S. dollar during the six-month period ended June 30, 2019 compared to a depreciation of 17.9% during the same period in 2018. In the six-month period ended June 30, 2019, the fiscal effect on the hedging instruments for our investments abroad resulted in an expense of R$144 million, as compared to a gain of R$7,474 million in the same period of 2018. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income in the six-month period ended June 30, 2019 increased by R$11 million compared to the same period in 2018. Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 3.8% in the six-month period ended June 30, 2019, compared to the same period in 2018, mainly due to the growth of our loan portfolio for individuals (5.2%) and for micro/small and medium businesses (9.8%) in Brazil. The effect of the change in the interest rate curve of Brazilian treasury bonds on financial assets also contributed to the increase in net interest income. The increase in net interest income was partially offset by an increase of 17.3% in interest and similar expenses, especially in securities purchased under agreements to resell, in the six-month period ended June 30, 2019, compared to the same period in 2018. The balance of securities sold under repurchase agreements decreased by R$4,446 million as of June 30, 2019, compared to the same period in 2018. The balance of securities sold under repurchase agreements of own issue decreased by R$24,965 million in the same period. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our audited interim consolidated financial statements for further details on net interest income. • Non-interest income increased by 4.0% in the six-month period ended June 30, 2019, compared to the same period in 2018. This change reflected the fact that banking service fees increased by 3.2% in the six- month period ended June 30, 2019 compared to the same period in 2018, mainly driven by: (i) increases in asset management fees (14.0% in the six-month period ended June 30, 2019 compared to the same period in 2018) due to the increase of 14.3% in assets under administration as of June 30, 2019 compared to June 30, 2018; and (ii) fees from credit and debit card services, which increased by 2.4% in the six- month period ended June 30, 2019 compared to the same period in 2018, mainly driven by interchange revenues resulting from an increase in the volume of transactions and revenues from credit and debit card annuity fees. The following chart shows the main components of our banking service fees for the six-month periods 7 same period in 2018, mainly impacted by the adjustment to the fair value of financial assets and liabilities. The result of exchange rate variations on our investments abroad is non-taxable, unlike revenue from our hedging instruments, which is taxable. The appreciation or depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains or losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The Brazilian real appreciated 0.7% against the U.S. dollar during the six-month period ended June 30, 2019 compared to a depreciation of 17.9% during the same period in 2018. In the six-month period ended June 30, 2019, the fiscal effect on the hedging instruments for our investments abroad resulted in an expense of R$144 million, as compared to a gain of R$7,474 million in the same period of 2018. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income in the six-month period ended June 30, 2019 increased by R$11 million compared to the same period in 2018. Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 3.8% in the six-month period ended June 30, 2019, compared to the same period in 2018, mainly due to the growth of our loan portfolio for individuals (5.2%) and for micro/small and medium businesses (9.8%) in Brazil. The effect of the change in the interest rate curve of Brazilian treasury bonds on financial assets also contributed to the increase in net interest income. The increase in net interest income was partially offset by an increase of 17.3% in interest and similar expenses, especially in securities purchased under agreements to resell, in the six-month period ended June 30, 2019, compared to the same period in 2018. The balance of securities sold under repurchase agreements decreased by R$4,446 million as of June 30, 2019, compared to the same period in 2018. The balance of securities sold under repurchase agreements of own issue decreased by R$24,965 million in the same period. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our audited interim consolidated financial statements for further details on net interest income. • Non-interest income increased by 4.0% in the six-month period ended June 30, 2019, compared to the same period in 2018. This change reflected the fact that banking service fees increased by 3.2% in the six- month period ended June 30, 2019 compared to the same period in 2018, mainly driven by: (i) increases in asset management fees (14.0% in the six-month period ended June 30, 2019 compared to the same period in 2018) due to the increase of 14.3% in assets under administration as of June 30, 2019 compared to June 30, 2018; and (ii) fees from credit and debit card services, which increased by 2.4% in the six- month period ended June 30, 2019 compared to the same period in 2018, mainly driven by interchange revenues resulting from an increase in the volume of transactions and revenues from credit and debit card annuity fees. The following chart shows the main components of our banking service fees for the six-month periods 7 ended June 30, 2019 and 2018: R$ millions Please see “Note 22 – Banking Service Fees” to our audited interim consolidated financial statements for further details on banking service fees. • Expected Loss from Financial Assets and Claims increased 1.1% in the six-month period ended June 30, 2019 compared to the same period in 2018. The main driver of this increase was the increase in provisions for loan losses, mainly due to the increase in our loan portfolio to individuals (13.8%) and micro/small and medium businesses (18.3%) as of June 30, 2019 compared to the same period in 2018. This result was partially offset by a decrease in provisions for loan losses and impairment charges on our portfolio of corporate securities in Brazil. Please see “Note 10 — Loan operations and lease operations portfolio” to our audited interim consolidated financial statements for further details on our loan and lease operations portfolio. • Other Operating Income (Expenses) increased 4.1% in the six-month period ended June 30, 2019, compared to the same period of 2018. The main driver of this increase was general and administrative expenses, which increased 2.4% in the six-month period ended June 30, 2019, compared to the same period of 2018, mainly due to the impact of (i) the 2018 collective bargaining agreement entered into on September 1, 2018 (which resulted in a 5% wage increase for bank employees); (ii) the tariff adjustment by health insurance providers; (iii) higher expenses on third-party services and data processing; (iv) higher credit card marketing expenses, related to the accreditation of REDE and correspondent banks and to expenses with brands and partnerships; and (v) higher expenses with employee terminations and labor claims and the advances on profit sharing as a result of retirements and terminations. In Brazil, our total number of employees decreased from 86.1 thousand on June 30, 2018 to 85.2 thousand on June 30, 2019, mostly as a result of the closing of physical branches (the number of our physical branches in Brazil decreased from 3,531 on June 30, 2018 to 3,332 on June 30, 2019). This result was partially offset by a gain of R$577 million from the share of profit or (loss) in associates and joint ventures in the six-month period ended June 30, 2019, compared to a gain of R$ 290 million in the six-month period ended June 30, 2018. 8 ended June 30, 2019 and 2018: R$ millions Please see “Note 22 – Banking Service Fees” to our audited interim consolidated financial statements for further details on banking service fees. • Expected Loss from Financial Assets and Claims increased 1.1% in the six-month period ended June 30, 2019 compared to the same period in 2018. The main driver of this increase was the increase in provisions for loan losses, mainly due to the increase in our loan portfolio to individuals (13.8%) and micro/small and medium businesses (18.3%) as of June 30, 2019 compared to the same period in 2018. This result was partially offset by a decrease in provisions for loan losses and impairment charges on our portfolio of corporate securities in Brazil. Please see “Note 10 — Loan operations and lease operations portfolio” to our audited interim consolidated financial statements for further details on our loan and lease operations portfolio. • Other Operating Income (Expenses) increased 4.1% in the six-month period ended June 30, 2019, compared to the same period of 2018. The main driver of this increase was general and administrative expenses, which increased 2.4% in the six-month period ended June 30, 2019, compared to the same period of 2018, mainly due to the impact of (i) the 2018 collective bargaining agreement entered into on September 1, 2018 (which resulted in a 5% wage increase for bank employees); (ii) the tariff adjustment by health insurance providers; (iii) higher expenses on third-party services and data processing; (iv) higher credit card marketing expenses, related to the accreditation of REDE and correspondent banks and to expenses with brands and partnerships; and (v) higher expenses with employee terminations and labor claims and the advances on profit sharing as a result of retirements and terminations. In Brazil, our total number of employees decreased from 86.1 thousand on June 30, 2018 to 85.2 thousand on June 30, 2019, mostly as a result of the closing of physical branches (the number of our physical branches in Brazil decreased from 3,531 on June 30, 2018 to 3,332 on June 30, 2019). This result was partially offset by a gain of R$577 million from the share of profit or (loss) in associates and joint ventures in the six-month period ended June 30, 2019, compared to a gain of R$ 290 million in the six-month period ended June 30, 2018. 8

Please see “Note 23—General and administrative expenses” and “Note 11—Investments in associates and joint ventures” to our audited interim consolidated financial statements for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$5,536 million in the six-month period ended June 30, 2019, compared to a gain of R$ 513 million in the same period in 2018, mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.” Disregarding the fiscal effect on the hedging instruments for our investments abroad (a gain of R$91 million in the six-month period ended June 30, 2019 and an expense of R$6,779 million in the same period in 2018), current and deferred income and social contribution taxes decreased 13.1% in the six-month period ended June 30, 2019, compared to the same period in 2018, mainly as a result of the recognition of deferred tax assets at a rate of 40%. In the six-month period ended June 30, 2018, the recognition rate was 45%, in line with legislation that temporarily increased our effective tax rate, and the recognition rate was 40% in the six-month period ended June 30, 2019. Please see “Note 24 – Taxes” to our audited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IAS 34, but according to the accounting practices adopted in Brazil as established by the Central Bank. It includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. For more information on our segments, see “Item 4. Information on the Company” in our 2018 Form 20-F and “Note 30 – Segment information” to our audited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2019 to June 30, 2019: Retail Wholesale Trading + Summarized Consolidated Statement of Income Total Banking Banking Institutional Adjustments IFRS consolidated from January 1, 2019 to June 30, 2019* (a)+(b)+(c) (a) (b) (c) (In millions of R$) Banking product 38,046 14,620 5,034 57,700 (651) 5 7,049 Cost of Credit (7,604) (244) - (7,848) 1,256 (6,592) Claims (570) (26) - (596) (31) (627) Other operating income (expenses) (20,191) (7,452) (631) (28,274) (2,427) (30,701) Income tax and social contribution (3,295) (2,013) (1,288) (6,596) 1,060 (5,536) Non-controlling interest in subsidiaries (114) (337) (24) (475) 156 (319) Net income 6,272 4,548 3,091 1 3,911 (637) 13,274 (*) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Trading + Institutional . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. The following discussion should be read in conjunction with our audited interim consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our audited interim consolidated financial statements in IFRS. 9 Please see “Note 23—General and administrative expenses” and “Note 11—Investments in associates and joint ventures” to our audited interim consolidated financial statements for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$5,536 million in the six-month period ended June 30, 2019, compared to a gain of R$ 513 million in the same period in 2018, mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.” Disregarding the fiscal effect on the hedging instruments for our investments abroad (a gain of R$91 million in the six-month period ended June 30, 2019 and an expense of R$6,779 million in the same period in 2018), current and deferred income and social contribution taxes decreased 13.1% in the six-month period ended June 30, 2019, compared to the same period in 2018, mainly as a result of the recognition of deferred tax assets at a rate of 40%. In the six-month period ended June 30, 2018, the recognition rate was 45%, in line with legislation that temporarily increased our effective tax rate, and the recognition rate was 40% in the six-month period ended June 30, 2019. Please see “Note 24 – Taxes” to our audited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IAS 34, but according to the accounting practices adopted in Brazil as established by the Central Bank. It includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. For more information on our segments, see “Item 4. Information on the Company” in our 2018 Form 20-F and “Note 30 – Segment information” to our audited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2019 to June 30, 2019: Retail Wholesale Trading + Summarized Consolidated Statement of Income Total Banking Banking Institutional Adjustments IFRS consolidated from January 1, 2019 to June 30, 2019* (a)+(b)+(c) (a) (b) (c) (In millions of R$) Banking product 38,046 14,620 5,034 57,700 (651) 5 7,049 Cost of Credit (7,604) (244) - (7,848) 1,256 (6,592) Claims (570) (26) - (596) (31) (627) Other operating income (expenses) (20,191) (7,452) (631) (28,274) (2,427) (30,701) Income tax and social contribution (3,295) (2,013) (1,288) (6,596) 1,060 (5,536) Non-controlling interest in subsidiaries (114) (337) (24) (475) 156 (319) Net income 6,272 4,548 3,091 1 3,911 (637) 13,274 (*) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Trading + Institutional . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. The following discussion should be read in conjunction with our audited interim consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our audited interim consolidated financial statements in IFRS. 9

(a) Retail Banking

The result from this segment is derived from the banking products and services provided to a diversified customer base of account holders and non-account holders, individuals and companies in Brazil. It includes retail customers, high-income customers (Itaú *Uniclass* and *Personnalité*), and very small and small companies. It also consists of financing and lending activities at units other than the branch network and credit cards, in addition to transactions with Banco Itaú Consignado S.A.

The following table shows the summarized Consolidated Statement of Income with respect to our Retail Banking segment for the six-month periods ended June 30, 2019 and 2018:

Summarized Consolidated Statement of Income - Retail banking	Six-month period ended June 30,		Variation	
	2019	2018	R$ million	%
	(In millions of R$)			
Banking product	38,046	35,804	2,242	6.3
Cost of credit and claims	(8,174)	(6,468)	(1,706)	26.4
Other operating income (expenses)	(20,191)	(19,539)	(652)	3.3
Income tax and social contribution	(3,295)	(3,669)	374	(10.2)
Non-controlling interest in subsidiaries	(114)	(87)	(27)	31.2
Net income	**6,272**	**6,041**	**231**	**3.8**

Our **net income** from Retail Banking increased by 3.8% in the six-month period ended June 30, 2019, compared to the same period in 2018. These results are explained as follows:

Banking product increased by 6.3% in the six-month period ended June 30, 2019, compared to the same period in 2018. This increase was mainly due to the growth of the loan portfolio for individuals and for small and middle market companies in Brazil. In the six-month period ended June 30, 2019 compared to the same period in 2018, credit origination increased by 33.7% in our portfolio of small and middle market companies and 17.7% in our individuals portfolio. In the same period, 2,548 thousand new accounts were opened, of which 2,122 thousand were through physical branches and 426 thousand were through our Abreconta App. This represents an increase of 3.8% in accounts opened at physical branches and an increase of 95.4% in accounts opened through our Abreconta App, when compared to the same period in 2018.

Cost of credit and claims increased by 26.4% in the six-month period ended June 30, 2019, compared to the same period in 2018. This increase, mainly concentrated in Brazil, was due to the growth in our retail loan portfolio, as mentioned above.

Other operating income (expenses) increased 3.3% in the six-month period ended June 30, 2019, compared to the same period in 2018, mainly due to the impact of (i) the 2018 collective bargaining agreement; (ii) the tariff adjustment by health insurance providers; (iii) higher expenses on third-party services and data processing; (iv) higher credit card marketing expenses, related to the accreditation of REDE and correspondent banks and to expenses with brands and partnerships; and (v) higher expenses with employee terminations and labor claims and the advances on profit sharing as a result of retirements and terminations related to the closing of our physical branches in Brazil. The number of our physical branches in Brazil decreased from 3,531 on June 30, 2018 to 3,332 on June 30, 2019.

Income tax and social contribution for this segment, as well as for the Wholesale Banking and Trading + Institutional (previously, "Activities with the Market and Corporation") segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is allocated to the Trading + Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of

10

40%. In the six-month period ended June 30, 2018, the recognition rate was 45%, in line with legislation that temporarily increased our effective tax rate, and the recognition rate was 40% in the six-month period ended June 30, 2019.

(b) Wholesale Banking

The result of this segment is derived from the products and services offered to middle-market companies, private banking clients, the activities of the Latin American units (excluding Brazil) and the activities of Itaú BBA, the unit in charge of commercial operations with large companies, in addition to operating as an investment banking unit.

The following table sets out the summarized Consolidated Statement of Income with respect to our Wholesale Banking segment for the six-month periods ended June 30, 2019 and 2018:

Summarized Consolidated Statement of Income - Wholesale banking	Six-month period ended June 30,		Variation	
	2019	2018	R$ million	%
	(In millions of R$)			
Banking product	14,620	14,275	345	2.4
Cost of credit and claims	(270)	(1,534)	1,264	(82.4)
Other operating income (expenses)	(7,452)	(7,411)	(41)	0.5
Income tax and social contribution	(2,013)	(1,584)	(429)	27.1
Non-controlling interest in subsidiaries	(337)	(265)	(72)	27.1
Net income	**4,548**	**3,481**	**1,067**	**30.6**

Our **net income** from Wholesale Banking increased by 30.6% from the six-month period ended June 30, 2018 to the same period of 2019. These results are explained as follows:

Banking product increased by 2.4% in the six-month period ended June 30, 2019 compared to the same period in 2018, mainly due to a 14.0% increase in asset management fees as a result of a 14.3% increase in assets under administration as of June 30, 2019 compared to June 30, 2018 and a 24.6% increase in brokerage commission during the six-month period ended June 30, 2019.

Cost of credit and claims decreased by 82.4% in the six-month period ended in June 30, 2019 compared to the same period in 2018, mainly due to a decrease of R$675 million in provisions for loan losses and impairment charges on our portfolio of corporate securities in Brazil, as a result of the improvement in the risk profile of our clients in this segment.

Income tax and social contribution for this segment, as well as for the Retail Banking and Trading + Institutional segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is allocated to the Trading + Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of 40%. In the six-month period ended June 30, 2018, the recognition rate was 45%, in line with legislation that temporarily increased our effective tax rate, and the recognition rate was 40% in the six-month period ended June 30, 2019.

(c) Trading + Institutional

This segment includes the results from investing our surplus capital, the costs of our surplus subordinated debt and the net balance of tax assets and liabilities, including: (i) treasury banking, that manages mismatches of assets and

11

liabilities (ALM—Asset and Liability Management), terms, and interest, foreign exchange and other rates; (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite; and (iii) the costs of treasury operations and equity pick-up from companies not linked to any segments, as well as adjustments related to minority shareholdings in subsidiaries and our equity interest in Porto Seguro S.A. The following table shows the summarized Consolidated Statement of Income with respect to our Trading + Institutional segment for the six-month periods ended June 30, 2019 and 2018: Six-month period ended June 30, Variation Summarized Consolidated Statement of Income - Trading + Institutional 2019 2018 R$ million % (In millions of R$) Banking product 5,034 5,367 (333) (6.2) Cost of credit and claims - - - - Other operating income (expenses) (631) (367) (264) 72.0 Income tax and social contribution (1,288) (1,704) 416 (24.4) Non-controlling interest in subsidiaries (24) (17) (7) 4 2.9 Net income 3 ,091 3,279 (188) (5.7) Our Net income for this segment decreased by 5.7% in the six-month period ended June 30, 2019, compared to the same period in 2018. This decrease was mainly due to: Banking product decreased by 6.2% in the six-month period ended June 30, 2019, compared to the same period in 2018. In the six-month period ended June 30, 2018, financial margin with the market was mainly driven by our trading portfolio, which benefited from the volatility during the period, and gains from the sale of shares issued by B3 held by us. In the six-month period ended June 30, 2019, financial margin with the market was mainly driven by gains of Itaú Corpbanca, higher result from the hedge of investments abroad and higher gains in assets and liability management. Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is allocated to the Trading + Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of 40%. In the six-month period ended June 30, 2018, the recognition rate was 45%, in line with legislation that temporarily increased our effective tax rate, and the recognition rate was 40% in the six-month period ended June 30, 2019. Balance Sheet We present below our summarized balance sheet – assets as of June 30, 2019 and December 31, 2018. Please see our audited interim consolidated financial statements for further details about our Consolidated Balance Sheet. 12 liabilities (ALM—Asset and Liability Management), terms, and interest, foreign exchange and other rates; (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite; and (iii) the costs of treasury operations and equity pick-up from companies not linked to any segments, as well as adjustments related to minority shareholdings in subsidiaries and our equity interest in Porto Seguro S.A. The following table shows the summarized Consolidated Statement of Income with respect to our Trading + Institutional segment for the six-month periods ended June 30, 2019 and 2018: Six-month period ended June 30, Variation Summarized Consolidated Statement of Income - Trading + Institutional 2019 2018 R$ million % (In millions of R$) Banking product 5,034 5,367 (333) (6.2) Cost of credit and claims - - - - Other operating income (expenses) (631) (367) (264) 72.0 Income tax and social contribution (1,288) (1,704) 416 (24.4) Non-controlling interest in subsidiaries (24) (17) (7) 4 2.9 Net income 3 ,091 3,279 (188) (5.7) Our Net income for this segment decreased by 5.7% in the six-month period ended June 30, 2019, compared to the same period in 2018. This decrease was mainly due to: Banking product decreased by 6.2% in the six-month period ended June 30, 2019, compared to the same period in 2018. In the six-month period ended June 30, 2018, financial margin with the market was mainly driven by our trading portfolio, which benefited from the volatility during the period, and gains from the sale of shares issued by B3 held by us. In the six-month period ended June 30, 2019, financial margin with the market was mainly driven by gains of Itaú Corpbanca, higher result from the hedge of investments abroad and higher gains in assets and liability management. Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is allocated to the Trading + Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of 40%. In the six-month period ended June 30, 2018, the recognition rate was 45%, in line with legislation that temporarily increased our effective tax rate, and the recognition rate was 40% in the six-month period ended June 30, 2019. Balance Sheet We present below our summarized balance sheet – assets as of June 30, 2019 and December 31, 2018. Please see our audited interim consolidated financial statements for further details about our Consolidated Balance Sheet. 12

Variation As of June 30, As of December 31, Summarized Balance Sheet - Assets 2019 2018 R$ million % (In millions of R$) 1 25,093 1 31,307 (6,214) (4.7) Cash and compulsory deposits in the Central Bank of Brazil 1 ,010,906 9 94,759 16,147 1.6 Financial assets at amortized cost 556,358 5 36,091 20,267 3.8 Loan operations and lease operations portfolio (31,691) (33,373) 1,682 (5.0) (-) Provision for Expected Loss (1) 4 86,239 492,041 (5,802) (1.2) Other financial assets 5 3,781 4 9,323 4,458 9.0 Financial assets at fair value through other comprehensive income 281,488 286,646 (5,158) (1.8) Financial assets at fair value through profit or loss Investments in associates and join ventures, Fixed assets, Goodwill 5 4,664 47,932 6,732 14.0 and Intangible assets, assets held for sale and other assets Tax assets 4 0,379 4 2,830 (2,451) (5.7) Total assets 1,566,311 1,552,797 13,514 0.9 (1) Includes Interbank deposits; Securities purchased under agreements to resell; Securities; and Other financial assets. Our Total assets increased by 0.9% as of June 30, 2019, compared to December 31, 2018, mainly due to an increase in our loan operations and lease operations portfolio. This result was partially offset by a decrease in cash and compulsory deposits in the Central Bank of Brazil, other financial assets at amortized cost and financial assets at fair value through profit or loss. These results are further described below: • Cash and compulsory deposits in the Central Bank of Brazil decreased by 4.7% as of June 30, 2019, compared to December 31, 2018. This result was mainly due to R$17,371 million in dividends and interest on capital paid in the period and the reduction in the Central Bank’s compulsory rates for time deposits from 33% as of December 31, 2018 to 31% as of June 30, 2019. • Loan operations and lease operations portfolio increased by 3.8% as of June 30, 2019, compared to December 31, 2018, mainly due to an increase of 9.8% in our micro/small and medium businesses portfolio and of 5.2% in our individuals portfolio. This growth was mainly driven by increasing client demand, especially in our credit cards, personal and payroll loan portfolios. As of June 30, As of December 31, Variation Loan and Lease Operations, by asset type 2019 2018 R$ million % (In millions of R$) Individuals 223,661 212,564 11,097 5.2 Credit card 80,100 78,255 1,845 2.4 Personal loans 33,223 29,543 3,680 12.5 Payroll Loans 49,313 46,878 2,435 5.2 Vehicles 17,205 15,920 1,285 8.1 Mortgage loans 43,820 41,968 1,852 4.4 Corporate 102,520 102,643 (123) (0.1) Micro/Small and Medium Businesses 7 5,582 6 8,812 6,770 9.8 Foreign Loans Latin America 154,595 152,072 2,523 1.7 Total Loan operations and lease operations portfolio 556,358 536,091 20,267 3.8 Please see “Note 10—Loan operations and lease operations portfolio” to our audited interim consolidated financial statements for further details. • Other financial assets at amortized cost decreased by 1.2% as of June 30, 2019, compared to December 31, 2018 mainly due to the decrease in funding from securities under agreement to resale. This result was partially offset by an increase of R$6,449 million in the balance of government securities abroad. Please see “Note 4 - Interbank deposits and securities purchased under agreements to resell” and “Note 9 - Financial assets at amortized cost – Securities” to our audited interim consolidated financial statements for further details. • Financial assets at fair value through other comprehensive income increased by 9.0% as of June 30, 13 Variation As of June 30, As of December 31, Summarized Balance Sheet - Assets 2019 2018 R$ million % (In millions of R$) 1 25,093 1 31,307 (6,214) (4.7) Cash and compulsory deposits in the Central Bank of Brazil 1 ,010,906 9 94,759 16,147 1.6 Financial assets at amortized cost 556,358 5 36,091 20,267 3.8 Loan operations and lease operations portfolio (31,691) (33,373) 1,682 (5.0) (-) Provision for Expected Loss (1) 4 86,239 492,041 (5,802) (1.2) Other financial assets 5 3,781 4 9,323 4,458 9.0 Financial assets at fair value through other comprehensive income 281,488 286,646 (5,158) (1.8) Financial assets at fair value through profit or loss Investments in associates and join ventures, Fixed assets, Goodwill 5 4,664 47,932 6,732 14.0 and Intangible assets, assets held for sale and other assets Tax assets 4 0,379 4 2,830 (2,451) (5.7) Total assets 1,566,311 1,552,797 13,514 0.9 (1) Includes Interbank deposits; Securities purchased under agreements to resell; Securities; and Other financial assets. Our Total assets increased by 0.9% as of June 30, 2019, compared to December 31, 2018, mainly due to an increase in our loan operations and lease operations portfolio. This result was partially offset by a decrease in cash and compulsory deposits in the Central Bank of Brazil, other financial assets at amortized cost and financial assets at fair value through profit or loss. These results are further described below: • Cash and compulsory deposits in the Central Bank of Brazil decreased by 4.7% as of June 30, 2019, compared to December 31, 2018. This result was mainly due to R$17,371 million in dividends and interest on capital paid in the period and the reduction in the Central Bank’s compulsory rates for time deposits from 33% as of December 31, 2018 to 31% as of June 30, 2019. • Loan operations and lease operations portfolio increased by 3.8% as of June 30, 2019, compared to December 31, 2018, mainly due to an increase of 9.8% in our micro/small and medium businesses portfolio and of 5.2% in our individuals portfolio. This growth was mainly driven by increasing client demand, especially in our credit cards, personal and payroll loan portfolios. As of June 30, As of December 31, Variation Loan and Lease Operations, by asset type 2019 2018 R$ million % (In millions of R$) Individuals 223,661 212,564 11,097 5.2 Credit card 80,100 78,255 1,845 2.4 Personal loans 33,223 29,543 3,680 12.5 Payroll Loans 49,313 46,878 2,435 5.2 Vehicles 17,205 15,920 1,285 8.1 Mortgage loans 43,820 41,968 1,852 4.4 Corporate 102,520 102,643 (123) (0.1) Micro/Small and Medium Businesses 7 5,582 6 8,812 6,770 9.8 Foreign Loans Latin America 154,595 152,072 2,523 1.7 Total Loan operations and lease operations portfolio 556,358 536,091 20,267 3.8 Please see “Note 10—Loan operations and lease operations portfolio” to our audited interim consolidated financial statements for further details. • Other financial assets at amortized cost decreased by 1.2% as of June 30, 2019, compared to December 31, 2018 mainly due to the decrease in funding from securities under agreement to resale. This result was partially offset by an increase of R$6,449 million in the balance of government securities abroad. Please see “Note 4 - Interbank deposits and securities purchased under agreements to resell” and “Note 9 - Financial assets at amortized cost – Securities” to our audited interim consolidated financial statements for further details. • Financial assets at fair value through other comprehensive income increased by 9.0% as of June 30, 13

2019, compared to December 31, 2018. This result was mainly due to an increase of R$4,348 million in the balance of Brazilian government securities held as part of our asset and liability management strategy. Please see “Note 8 – Financial assets at fair value through other comprehensive income – Securities” to our audited interim consolidated financial statements for further details. • Financial assets at fair value through profit or loss decreased by 1.8% as of June 30, 2019, compared to December 31, 2018. This result was mainly due to the decrease of R$16,976 in the balance of Brazilian government securities due to the maturity of these bonds. This result was partially offset by an increase of R$3,105 million in the balance of corporate securities. Please see “Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities” to our audited interim consolidated financial statements for further details. · Investments in associates and joint ventures, fixed assets, goodwill and intangible assets and other assets increased 14.0% as of June 30, 2019 compared to December 31, 2018, mainly due to the recognition of right-of-use assets as a consequence of the adoption of IFRS 16 – “Leases” as of January 1, 2019. Please see “Note 18 – Other assets and liabilities” to our audited interim consolidated financial statements for further details. We present below our summarized balance sheet – liabilities and stockholders’ equity as of June 30, 2019 and December 31, 2018. Please see our audited interim consolidated financial statements for further details about our Consolidated Balance Sheet. Variation Summarized Balance Sheet - Liabilities and As of June 30, As of December 31, 2019 2018 R$ million % stockholders' equity (In millions of R$) Financial Liabilities 1,153,885 1,151,237 2,648 0.2 At Amortized Cost 1,113,858 1,119,734 (5,876) (0.5) Deposits 463,259 463,424 (165) (0.0) Securities sold under repurchase agreements 298,081 330,237 (32,156) (9.7) Interbank market debt, Institutional market debt and Liabilities for capitalization plans and other financial 352,518 326,073 2 6,445 8.1 liabilities At Fair Value Through Profit or Loss 35,944 27,711 8 ,233 29.7 Provision for Expected Loss 4,083 3,792 291 7.7 Reserves for insurance and private pension 209,687 201,187 8,500 4.2 Provisions 18,164 18,613 (449) (2.4) Tax liabilities 5,071 5,284 (213) (4.0) Other liabilities 35,691 26,010 9 ,681 37.2 Total liabilities 1,422,498 1,402,331 2 0,167 1.4 Total stockholders’ equity attributed to the owners of the 129,914 136,782 (6,868) (5.0) parent company Non-controlling interests 13,899 13,684 215 1.6 Total stockholders’ equity 143,813 150,466 (6,653) (4.4) Total liabilities and stockholders' equity 1,566,311 1,552,797 1 3,514 0.9 Total liabilities increased by 0.9% as of June 30, 2019 compared to December 31, 2018, mainly due to an increase in interbank and institutional market debt and other financial liabilities. This result was partly offset by a decrease in securities sold under repurchase agreements at amortized cost. These results are detailed as follows: • Securities sold under repurchase agreements decreased by 9.7% as of June 30, 2019 compared to 14 2019, compared to December 31, 2018. This result was mainly due to an increase of R$4,348 million in the balance of Brazilian government securities held as part of our asset and liability management strategy. Please see “Note 8 – Financial assets at fair value through other comprehensive income – Securities” to our audited interim consolidated financial statements for further details. • Financial assets at fair value through profit or loss decreased by 1.8% as of June 30, 2019, compared to December 31, 2018. This result was mainly due to the decrease of R$16,976 in the balance of Brazilian government securities due to the maturity of these bonds. This result was partially offset by an increase of R$3,105 million in the balance of corporate securities. Please see “Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities” to our audited interim consolidated financial statements for further details. · Investments in associates and joint ventures, fixed assets, goodwill and intangible assets and other assets increased 14.0% as of June 30, 2019 compared to December 31, 2018, mainly due to the recognition of right-of-use assets as a consequence of the adoption of IFRS 16 – “Leases” as of January 1, 2019. Please see “Note 18 – Other assets and liabilities” to our audited interim consolidated financial statements for further details. We present below our summarized balance sheet – liabilities and stockholders’ equity as of June 30, 2019 and December 31, 2018. Please see our audited interim consolidated financial statements for further details about our Consolidated Balance Sheet. Variation Summarized Balance Sheet - Liabilities and As of June 30, As of December 31, 2019 2018 R$ million % stockholders' equity (In millions of R$) Financial Liabilities 1,153,885 1,151,237 2,648 0.2 At Amortized Cost 1,113,858 1,119,734 (5,876) (0.5) Deposits 463,259 463,424 (165) (0.0) Securities sold under repurchase agreements 298,081 330,237 (32,156) (9.7) Interbank market debt, Institutional market debt and Liabilities for capitalization plans and other financial 352,518 326,073 2 6,445 8.1 liabilities At Fair Value Through Profit or Loss 35,944 27,711 8 ,233 29.7 Provision for Expected Loss 4,083 3,792 291 7.7 Reserves for insurance and private pension 209,687 201,187 8,500 4.2 Provisions 18,164 18,613 (449) (2.4) Tax liabilities 5,071 5,284 (213) (4.0) Other liabilities 35,691 26,010 9 ,681 37.2 Total liabilities 1,422,498 1,402,331 2 0,167 1.4 Total stockholders’ equity attributed to the owners of the 129,914 136,782 (6,868) (5.0) parent company Non-controlling interests 13,899 13,684 215 1.6 Total stockholders’ equity 143,813 150,466 (6,653) (4.4) Total liabilities and stockholders' equity 1,566,311 1,552,797 1 3,514 0.9 Total liabilities increased by 0.9% as of June 30, 2019 compared to December 31, 2018, mainly due to an increase in interbank and institutional market debt and other financial liabilities. This result was partly offset by a decrease in securities sold under repurchase agreements at amortized cost. These results are detailed as follows: • Securities sold under repurchase agreements decreased by 9.7% as of June 30, 2019 compared to 14

December 31, 2018, mainly due to the decrease of R$10,990 million in securities sold under resale agreements of own issue and a decrease of R$14,304 million in Brazilian government securities. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited interim consolidated financial statements for further details. • Interbank market debt, Institutional market debt and Liabilities for capitalization plans and other financial liabilities increased by 8.1% as of June 30, 2019 compared to December 31, 2018, mainly due to an increase in financial credit bills (17.2%) and import and export financing (15.7%), as a result of a change in our mix of funding. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited interim consolidated financial statements for further details • Reserves for insurance and private pension increased by 4.2% as of June 30, 2019, compared to December 31, 2018, mainly due to an increase of R$8,973 million in additions arising from premiums/contributions and an increase of R$9,010 million in adjustments of reserves and financial surplus. These increases were partly offset by a decrease of R$8,111 million in redemptions during the six-month period ended June 30, 2019. Please see “Note 27 – – Insurance contracts and private pension” to our audited interim consolidated financial statements for further details • Other liabilities increased by 37.2% as of June 30, 2019 compared to December 31, 2018, mainly due to the recognition of right-of-use assets as a consequence of the adoption of IFRS 16 – “Leases” as of January 1, 2019. Please see “Note 18 – Other assets and liabilities” to our audited interim consolidated financial statements for further details • Stockholders’ equity attributable to the owners of the parent company decreased by 5.0% as of June 30, 2019 compared to December 31, 2018, mainly due to the payment of R$17,500 million in dividends and interest on capital, partially offset by R$13,274 million from net income in the six-month period ended June 30, 2019. Please see “Consolidated Statement of Changes in Stockholders’ Equity” to our audited interim consolidated financial statements for further details Capital-to-risk-weighted assets ratio The 80 basis points positive impact on the Tier I Capital ratio resulting from the increase in net income and other equity changes in the second quarter of 2019 was offset by the decrease of 40 basis points due to an increase of R$23,183 million in the Risk-Weighted Assets (RWA) as a consequence of a higher exposure of Credit Risk-Weighted Assets (RWA ), and the higher exposure of Market Risk-Weighted Assets (RWA ). As of June 30, 2019, our CPAD MINT Tier I capital ratio reached 14.9% and our Common Equity Tier I ratio reached 13.6%. Additional Tier I Capital represented 130 basis points of our Tier I capital as of June 30, 2019. 15 December 31, 2018, mainly due to the decrease of R$10,990 million in securities sold under resale agreements of own issue and a decrease of R$14,304 million in Brazilian government securities. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited interim consolidated financial statements for further details. • Interbank market debt, Institutional market debt and Liabilities for capitalization plans and other financial liabilities increased by 8.1% as of June 30, 2019 compared to December 31, 2018, mainly due to an increase in financial credit bills (17.2%) and import and export financing (15.7%), as a result of a change in our mix of funding. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited interim consolidated financial statements for further details • Reserves for insurance and private pension increased by 4.2% as of June 30, 2019, compared to December 31, 2018, mainly due to an increase of R$8,973 million in additions arising from premiums/contributions and an increase of R$9,010 million in adjustments of reserves and financial surplus. These increases were partly offset by a decrease of R$8,111 million in redemptions during the six-month period ended June 30, 2019. Please see “Note 27 – – Insurance contracts and private pension” to our audited interim consolidated financial statements for further details • Other liabilities increased by 37.2% as of June 30, 2019 compared to December 31, 2018, mainly due to the recognition of right-of-use assets as a consequence of the adoption of IFRS 16 – “Leases” as of January 1, 2019. Please see “Note 18 – Other assets and liabilities” to our audited interim consolidated financial statements for further details • Stockholders’ equity attributable to the owners of the parent company decreased by 5.0% as of June 30, 2019 compared to December 31, 2018, mainly due to the payment of R$17,500 million in dividends and interest on capital, partially offset by R$13,274 million from net income in the six-month period ended June 30, 2019. Please see “Consolidated Statement of Changes in Stockholders’ Equity” to our audited interim consolidated financial statements for further details Capital-to-risk-weighted assets ratio The 80 basis points positive impact on the Tier I Capital ratio resulting from the increase in net income and other equity changes in the second quarter of 2019 was offset by the decrease of 40 basis points due to an increase of R$23,183 million in the Risk-Weighted Assets (RWA) as a consequence of a higher exposure of Credit Risk-Weighted Assets (RWA ), and the higher exposure of Market Risk-Weighted Assets (RWA ). As of June 30, 2019, our CPAD MINT Tier I capital ratio reached 14.9% and our Common Equity Tier I ratio reached 13.6%. Additional Tier I Capital represented 130 basis points of our Tier I capital as of June 30, 2019. 15

Please see “Note 32 – Risk and Capital Management” to our audited interim consolidated financial statements for further details on our capital risk management. Cash Flows The following table sets forth the main variations in our summarized cash flows for the six-month periods ended June 30, 2019 and 2018: Six-Month period ended June 30, Summarized Cash Flows 2019 2018 (In millions of R$) Net cash from (used in) operating activities 7,621 (56,007) Net cash from (used in) investing activities (6,770) (31,781) Net cash from (used in) financing activities (15,278) (19,213) Net increase (decrease) in cash and cash equivalents (14,427) (107,001) Please see our audited interim consolidated financial statements for further details about our Consolidated Statement of Cash Flows. • Operating Activities: In the six-month period ended June 30, 2019, net cash from operating activities was R$7,621 million, mainly as a result of adjustments to financial assets designated at fair value through profit or loss and increases in funds from interbank markets. This result was partially offset by the changes in securities purchased under agreements to resell, as detailed above, and in loan operations as a result of the growth in our loan portfolio. In the six-month period ended June 30, 2018, net cash used in operating activities was R$56,007 million mainly as a result of changes in securities purchased under agreements to resell and increases in deposits. • Investing Activities: In the six-month period ended June 30, 2019, net cash used in investing activities was R$6,770 million, mainly as a result of the purchase of financial assets at fair value through other comprehensive income. This result was partially offset by cash received on financial assets at fair value through other comprehensive income. In the six-month period ended June 30, 2018, net cash used in investing activities was R$31,781 million, mainly as a result of the purchase of financial assets at fair value through other comprehensive income. This result was partially offset by cash received from redemption of financial assets at amortized cost. • Financing Activities: In the six-month period ended June 30, 2019, net cash used in financing activities was R$15,278 million, mainly as a result of dividends and interest on capital paid and partially offset by redemptions in institutional markets. In the six-month period ended June 30, 2018, net cash used in financing activities was R$19,213 million, 16 Please see “Note 32 – Risk and Capital Management” to our audited interim consolidated financial statements for further details on our capital risk management. Cash Flows The following table sets forth the main variations in our summarized cash flows for the six-month periods ended June 30, 2019 and 2018: Six-Month period ended June 30, Summarized Cash Flows 2019 2018 (In millions of R$) Net cash from (used in) operating activities 7,621 (56,007) Net cash from (used in) investing activities (6,770) (31,781) Net cash from (used in) financing activities (15,278) (19,213) Net increase (decrease) in cash and cash equivalents (14,427) (107,001) Please see our audited interim consolidated financial statements for further details about our Consolidated Statement of Cash Flows. • Operating Activities: In the six-month period ended June 30, 2019, net cash from operating activities was R$7,621 million, mainly as a result of adjustments to financial assets designated at fair value through profit or loss and increases in funds from interbank markets. This result was partially offset by the changes in securities purchased under agreements to resell, as detailed above, and in loan operations as a result of the growth in our loan portfolio. In the six-month period ended June 30, 2018, net cash used in operating activities was R$56,007 million mainly as a result of changes in securities purchased under agreements to resell and increases in deposits. • Investing Activities: In the six-month period ended June 30, 2019, net cash used in investing activities was R$6,770 million, mainly as a result of the purchase of financial assets at fair value through other comprehensive income. This result was partially offset by cash received on financial assets at fair value through other comprehensive income. In the six-month period ended June 30, 2018, net cash used in investing activities was R$31,781 million, mainly as a result of the purchase of financial assets at fair value through other comprehensive income. This result was partially offset by cash received from redemption of financial assets at amortized cost. • Financing Activities: In the six-month period ended June 30, 2019, net cash used in financing activities was R$15,278 million, mainly as a result of dividends and interest on capital paid and partially offset by redemptions in institutional markets. In the six-month period ended June 30, 2018, net cash used in financing activities was R$19,213 million, 16 mainly as a result of an increase in redemptions of our subordinated debt in institutional markets and the payment of dividends and interest on capital.

B. Liquidity and Capital Resources

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of June 30, 2019 and 2018:

(In millions of R$)

Cash in Cash Flows	As of June 30,		2019 Average Balance[1]
	2019	2018	
Cash and deposits on demand	33,242	25,402	31,129
Funded positions of securities purchased under agreements to resell	19,602	45,432	40,598
Unencumbered government securities	108,866	80,775	83,560
Operational reserve	**161,710**	**151,609**	**155,287**

(1) Average calculated based on audited interim consolidated financial statements.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to "Note 15 – Deposits" to our audited interim consolidated financial statements for further details about funding.

Capital Expenditures

Please see "Note 13 – Fixed Assets" and "Note 14 – Goodwill and Intangible Assets" to our audited interim consolidated financial statements for details about our capital expenditures.

Capitalization

The table below presents our capitalization as of June 30, 2019. The information described is derived from our audited interim consolidated financial statements as of and for the six-month period ended June 30, 2019. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since June 30, 2019.

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Capitalization	As of June 30, 2019	
	R$	US$ [(1)]
	(In millions of R$, except percentages)	
Current liabilities		
Deposits	315,825	82,413
Securities sold under repurchase agreements	247,501	64,585
Financial liabilities designated at fair value through profit or loss	35	9
Derivatives	12,459	3,251
Interbank market debt	99,288	25,909
Institutional market debt	20,748	5,414
Other financial liabilities	96,927	25,293
Reserves for insurance and private pension	3,179	830
Provisions	4,876	1,272
Tax liabilities	2,515	656
Other liabilities	34,474	8,996
Total	**837,827**	**218,628**
Long-term liabilities		
Deposits	147,434	38,472
Securities sold under repurchase agreements	50,580	13,199
Financial liabilities designated at fair value through profit or loss	157	41
Derivatives	23,293	6,078
Interbank market debt	50,690	13,227
Institutional market debt	78,938	20,599
Other financial liabilities	5,927	1,547
Reserves for insurance and private pension	206,508	53,888
Provision for expected loss	4,083	1,065
Provisions	13,288	3,467
Tax liabilities	2,235	583
Other liabilities	1,217	318
Total	**584,350**	**152,484**
Income tax and social contribution - deferred	**321**	**84**
Non-controlling interests	**13,899**	**3,627**
Stockholders' equity attributed to the owners of the parent company [(2)]	**129,914**	**33,901**
Total capitalization [(3)]	**1,566,311**	**408,724**
BIS ratio [(4)]	**16.3%**	

(1) Convenience translation at 3.8322 *reais* per U.S. dollar, the exchange rate in effect on June 30, 2019.

(2) Itaú Unibanco Holding's authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,845,844,989 preferred shares, all of which are fully paid.

(3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders' equity.

(4) Calculated by dividing total regulatory capital by risk weight assets.

Capital Management

Please see "Note 32 – Risk and Capital Management, 1.4 Maximum Exposure of Financial Assets to Credit Risk," "Note 32 – 2. Market Risk – 2.1 VaR - Consolidated Itaú Unibanco Holding" and "Note 32 – 3. Liquidity Risk" to our audited interim consolidated financial statements for details about Capital Management, VaR Consolidated Itaú Unibanco and Exchange Rate Sensitivity.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in "Note 13 - Fixed assets," "Note 14 - Goodwill and Intangible assets," "Note 32 – Risk and Capital Management,

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1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our audited interim consolidated financial statements. RECENT DEVELOPMENTS Voluntary Severance Program On July 30, 2019, we announced the launch of a voluntary severance program for all companies exclusively controlled by us in Brazil. This program aims to provide those employees interested in leaving the company with the opportunity for a safe career transition and to adjust our corporate structure to the reality of the market. Any eligible employee may adhere to the voluntary severance program from August 1 to August 31, 2019. Adhering to this program is a voluntary decision and eligible employees may choose between the following two severance packages: (1) payment of 0.5 monthly salary per year worked (limited to six monthly salaries) and extended coverage under our health care plan for 60 months or (2) payment of 0.5 monthly salary per year worked (limited to 10 monthly salaries) and extended coverage under our health care plan for 24 months. Both severance packages provide additional benefits, such as profit sharing and payment of all termination amounts required by law. Regulatory Environment Reduction of Compulsory Reserve Requirements for Time Deposits On May 23, 2019, the Central Bank published Circular No. 3,943 (“Circular 3,943/19”), which excluded interbank deposits made by leasing companies from the assessment base of the compulsory reserve requirement for time deposits of financial institutions of the same conglomerate. On June 26, 2019, the Central Bank published Circular No. 3,951 (“Circular 3,951/19”), which defines rules for compulsory reserve deposits over time deposit funds. The new rule amends article 4 of Circular No. 3,916 of 2018, reducing the rate over time deposits from 33% to 31%. Both rules have been in force since July 1, 2019, and their financial effects began on July 15, 2019. New Regulation Regarding Operations and Register of Receivables from Payment Arrangements On June 27, 2019, the National Monetary Council (“CMN”) and the Central Bank published Resolution No. 4,734 (“Resolution 4,734/19”) and Circular No. 3,952 (“Circular 3,952/19”), which impose new regulations regarding (i) the prepayment and discount operations related to receivables from credit and debit payment instruments issued under the Brazilian Payment System (“SPB”); (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on the receivables. With the new regulatory framework, the Central Bank intends to provide greater efficiency and security for the prepayment, discount and credit operations guaranteed by receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit. The new regulatory framework established by Resolution 4,734/19 and Circular 3,952/19 brings a number of relevant changes to operations involving receivables from credit and debit cards, including transactions in prepayment of such receivables by accrediting institutions, which are subject to new procedures, as well as operations of assignment of these receivables to institutions that do not belong to the Brazilian National Financial System. Credit 19 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our audited interim consolidated financial statements. RECENT DEVELOPMENTS Voluntary Severance Program On July 30, 2019, we announced the launch of a voluntary severance program for all companies exclusively controlled by us in Brazil. This program aims to provide those employees interested in leaving the company with the opportunity for a safe career transition and to adjust our corporate structure to the reality of the market. Any eligible employee may adhere to the voluntary severance program from August 1 to August 31, 2019. Adhering to this program is a voluntary decision and eligible employees may choose between the following two severance packages: (1) payment of 0.5 monthly salary per year worked (limited to six monthly salaries) and extended coverage under our health care plan for 60 months or (2) payment of 0.5 monthly salary per year worked (limited to 10 monthly salaries) and extended coverage under our health care plan for 24 months. Both severance packages provide additional benefits, such as profit sharing and payment of all termination amounts required by law. Regulatory Environment Reduction of Compulsory Reserve Requirements for Time Deposits On May 23, 2019, the Central Bank published Circular No. 3,943 (“Circular 3,943/19”), which excluded interbank deposits made by leasing companies from the assessment base of the compulsory reserve requirement for time deposits of financial institutions of the same conglomerate. On June 26, 2019, the Central Bank published Circular No. 3,951 (“Circular 3,951/19”), which defines rules for compulsory reserve deposits over time deposit funds. The new rule amends article 4 of Circular No. 3,916 of 2018, reducing the rate over time deposits from 33% to 31%. Both rules have been in force since July 1, 2019, and their financial effects began on July 15, 2019. New Regulation Regarding Operations and Register of Receivables from Payment Arrangements On June 27, 2019, the National Monetary Council (“CMN”) and the Central Bank published Resolution No. 4,734 (“Resolution 4,734/19”) and Circular No. 3,952 (“Circular 3,952/19”), which impose new regulations regarding (i) the prepayment and discount operations related to receivables from credit and debit payment instruments issued under the Brazilian Payment System (“SPB”); (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on the receivables. With the new regulatory framework, the Central Bank intends to provide greater efficiency and security for the prepayment, discount and credit operations guaranteed by receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit. The new regulatory framework established by Resolution 4,734/19 and Circular 3,952/19 brings a number of relevant changes to operations involving receivables from credit and debit cards, including transactions in prepayment of such receivables by accrediting institutions, which are subject to new procedures, as well as operations of assignment of these receivables to institutions that do not belong to the Brazilian National Financial System. Credit 19 operations guaranteed by these receivables are also covered by the new regulations and new rules and procedures have been created for the constitution of liens and encumbrances on the receivables. Resolution 4,734/19 sets out the guidelines applicable to the establishment of liens and encumbrances on credit and debit payment instruments due to credit operations with financial institutions. In addition, the new Resolution 4,734/19 regulates credit operations guaranteed by receivables from payment arrangements, for example by providing minimum provisions that should be included in the relevant contracts. In the context of such credit operations, financial institutions are also subject to new rules relating to the registration of liens and encumbrances created (or dissolved, due to the full performance of the credit obligation or if there is a surplus of the balance of the operation) on such assets. The new regulation requires that the amount of receivables perfected into guarantees for a certain credit transaction be reduced, whenever applicable, so that they are limited to the outstanding balance of the transaction or to the maximum limit extended, in the case of an extension of a non-dischargeable credit facility by a financial institution on an absolute and unilateral basis. Circular 3,952/19, on the other hand, deals in particular with the procedures for the registration of receivables. Accordingly, Circular 3,952/19 introduces the requirement of a convention between market infrastructures (to be approved by the Central Bank), which will guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure. The provisions of Circular 3,952/19 regarding such agreement are already in force, and that agreement must be submitted for approval by the Central Bank within 120 days of the publication of Circular 3,952/19. New Conditions for the Issuance of Financial Bills by Financial Institutions On June 27, 2019, the Central Bank published Resolution No. 4,733 (“Resolution 4,733/19”), which sets forth the conditions for the issuance of Financial Bills by specified financial institutions and revokes Resolutions No. 4,123/12, 4,330/14 and 4,382/14. According to Resolution 4,733/19, only multi-service banks, commercial banks, development banks, investment banks, consumer credit companies (sociedades de crédito, financiamento e investimento), savings banks, mortgage companies, real estate credit companies, credit unions and the National Economic and Social Development Bank (BNDES), may issue Financial Bills. The changes introduced by Resolution 4,733/19 aim to promote the expansion of the Financial Bills and to facilitate the management of assets and liabilities by the issuing institutions. Among the main modifications resulting from the new regulation, are the following: 1. Reduction of the minimum par value of Financial Bills without a subordination clause, from R$150,000.00 to R$50,000.00; 2. Provision of due diligence requirements to be observed by the issuing institution as well as by intermediary institutions that participate in the distribution, placement and negotiation of the Financial Bills, in order to ensure the disclosure of information regarding the investment and its adequacy to the investor’s profile; 3. Authorization for the issuing institution to redeem Financial Bills in order to exchange them for other Financial Bills, under certain conditions, using as reference the market value of the redeemed credit instrument, deducted from the tax obligations arising from the operation; 4. Admission of the issuance of Financial Bills with a maturity of more than 36 months containing repurchase clauses by the issuing institution or resale to the issuing institution, regardless of the remuneration conditions of the instrument. Under the prior regulations, only Financial Bills with a maturity date of more than 48 months and that did not have the interbank deposit interest rate (Taxa DI) in the composition of its remuneration could be issued with a repurchase option; and 20 operations guaranteed by these receivables are also covered by the new regulations and new rules and procedures have been created for the constitution of liens and encumbrances on the receivables. Resolution 4,734/19 sets out the guidelines applicable to the establishment of liens and encumbrances on credit and debit payment instruments due to credit operations with financial institutions. In addition, the new Resolution 4,734/19 regulates credit operations guaranteed by receivables from payment arrangements, for example by providing minimum provisions that should be included in the relevant contracts. In the context of such credit operations, financial institutions are also subject to new rules relating to the registration of liens and encumbrances created (or dissolved, due to the full performance of the credit obligation or if there is a surplus of the balance of the operation) on such assets. The new regulation requires that the amount of receivables perfected into guarantees for a certain credit transaction be reduced, whenever applicable, so that they are limited to the outstanding balance of the transaction or to the maximum limit extended, in the case of an extension of a non-dischargeable credit facility by a financial institution on an absolute and unilateral basis. Circular 3,952/19, on the other hand, deals in particular with the procedures for the registration of receivables. Accordingly, Circular 3,952/19 introduces the requirement of a convention between market infrastructures (to be approved by the Central Bank), which will guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure. The provisions of Circular 3,952/19 regarding such agreement are already in force, and that agreement must be submitted for approval by the Central Bank within 120 days of the publication of Circular 3,952/19. New Conditions for the Issuance of Financial Bills by Financial Institutions On June 27, 2019, the Central Bank published Resolution No. 4,733 (“Resolution 4,733/19”), which sets forth the conditions for the issuance of Financial Bills by specified financial institutions and revokes Resolutions No. 4,123/12, 4,330/14 and 4,382/14. According to Resolution 4,733/19, only multi-service banks, commercial banks, development banks, investment banks, consumer credit companies (sociedades de crédito, financiamento e investimento), savings banks, mortgage companies, real estate credit companies, credit unions and the National Economic and Social Development Bank (BNDES), may issue Financial Bills. The changes introduced by Resolution 4,733/19 aim to promote the expansion of the Financial Bills and to facilitate the management of assets and liabilities by the issuing institutions. Among the main modifications resulting from the new regulation, are the following: 1. Reduction of the minimum par value of Financial Bills without a subordination clause, from R$150,000.00 to R$50,000.00; 2. Provision of due diligence requirements to be observed by the issuing institution as well as by intermediary institutions that participate in the distribution, placement and negotiation of the Financial Bills, in order to ensure the disclosure of information regarding the investment and its adequacy to the investor’s profile; 3. Authorization for the issuing institution to redeem Financial Bills in order to exchange them for other Financial Bills, under certain conditions, using as reference the market value of the redeemed credit instrument, deducted from the tax obligations arising from the operation; 4. Admission of the issuance of Financial Bills with a maturity of more than 36 months containing repurchase clauses by the issuing institution or resale to the issuing institution, regardless of the remuneration conditions of the instrument. Under the prior regulations, only Financial Bills with a maturity date of more than 48 months and that did not have the interbank deposit interest rate (Taxa DI) in the composition of its remuneration could be issued with a repurchase option; and 20

5. The possibility for the Central Bank to regulate the authorization, in general terms, for the allocation of funds raised through the Financial Bills in the composition of the Reference Equity of the issuing institutions. Resolution 4,733/19 will come into force on October 1, 2019. Until then, Resolution No. 4,123 will govern the issuance of Financial Bills. 21 5. The possibility for the Central Bank to regulate the authorization, in general terms, for the allocation of funds raised through the Financial Bills in the composition of the Reference Equity of the issuing institutions. Resolution 4,733/19 will come into force on October 1, 2019. Until then, Resolution No. 4,123 will govern the issuance of Financial Bills. 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2019.

Itaú Unibanco Holding S.A.

By:	/s/ Candido Botelho Bracher
	Name:	Candido Botelho Bracher
	Title:	Chief Executive Officer

By:	/s/ Milton Maluhy Filho
	Name:	Milton Maluhy Filho
	Title:	Chief Financial Officer

22

FINANCIAL STATEMENTS 23 FINANCIAL STATEMENTS 23

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	06/30/2019	12/31/2018
Cash		33,242	37,159
Financial Assets		1,438,026	1,424,876
Compulsory deposits in the Central Bank of Brazil		91,851	94,148
At Amortized Cost		1,010,906	994,759
Interbank deposits	4	30,090	26,420
Securities purchased under agreements to resell	4	257,992	280,136
Securities	9	118,346	110,395
Loan and lease operations	10	556,358	536,091
Other financial assets	18a	79,811	75,090
(-) Provision for Expected Loss		(31,691)	(33,373)
At Fair Value Through Other Comprehensive Income		53,781	49,323
Securities	8	53,781	49,323
At Fair Value Through Profit or Loss		281,488	286,646
Securities	5	250,366	263,180
Derivatives	6 and 7	31,122	23,466
Investments in associates and joint ventures	11	12,318	12,019
Fixed assets, net	13	7,246	7,302
Goodwill and Intangible assets, net	14	19,650	19,329
Tax assets		40,379	42,830
Income tax and social contribution - current		2,043	2,831
Income tax and social contribution - deferred	24b	31,018	32,781
Other		7,318	7,218
Other assets	18a	15,450	9,282
Total assets		**1,566,311**	**1,552,797**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.1

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	06/30/2019	12/31/2018
Financial Liabilities		1,153,885	1,151,237
At Amortized Cost		1,113,858	1,119,734
Deposits	15	463,259	463,424
Securities sold under repurchase agreements	17a	298,081	330,237
Interbank market funds	17b	149,978	134,670
Institutional market funds	17c	99,686	93,974
Other financial liabilities	18b	102,854	97,429
At Fair Value Through Profit or Loss		35,944	27,711
Derivatives	6 and 7	35,752	27,519
Structured notes	16	192	192
Provision for Expected Loss	10	4,083	3,792
Loan Commitments		2,975	2,601
Financial Guarantees		1,108	1,191
Provision for insurance and private pensions	27c	209,687	201,187
Provisions	29	18,164	18,613
Tax liabilities	24c	5,071	5,284
Income tax and social contribution - current		2,515	2,058
Income tax and social contribution - deferred	24b	321	447
Other		2,235	2,779
Other liabilities	18b	35,691	26,010
Total liabilities		**1,422,498**	**1,402,331**
Capital	19a	97,148	97,148
Treasury shares	19a	(1,325)	(1,820)
Additional paid-in capital	19c	1,910	2,120
Appropriated reserves	19c	6,307	13,480
Unappropriated reserves	19c	29,602	29,666
Cumulative other comprehensive income		(3,728)	(3,812)
Total stockholders' equity attributed to the owners of the parent company		**129,914**	**136,782**
Non-controlling interests	19d	13,899	13,684
Total stockholders' equity		**143,813**	**150,466**
Total liabilities and stockholders' equity		**1,566,311**	**1,552,797**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.2

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Banking product		**28,753**	**21,176**	**57,049**	**48,585**
Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income	21a	29,187	28,887	57,379	55,294
Interest, similar income and dividend of financial assets at fair value through profit or loss		6,378	4,370	12,520	10,343
Interest and similar expenses	21b	(20,360)	(16,877)	(39,084)	(33,308)
Adjustments to Fair Value of Financial Assets and Liabilities	21c	1,645	(7,103)	3,228	(5,902)
Foreign exchange results and exchange variations in foreign transactions		1,156	1,591	1,459	1,446
Revenues from banking services	22	9,421	9,083	18,560	17,980
Income from insurance and private pension operations before claim and selling expenses		969	977	2,066	2,029
Revenues from insurance premiuns and private pensions		4,451	6,090	8,962	12,145
Change in provision for insurance and private pension		(3,482)	(5,113)	(6,896)	(10,116)
Other income		357	248	921	703
Expected Loss from Financial Assets and Claims		**(3,538)**	**(3,764)**	**(7,219)**	**(7,141)**
Expected Loss with Loan Operations and Lease Operations	10c	(3,969)	(3,341)	(7,311)	(6,226)
Expected Loss with Other Financial Assets		728	(88)	719	(301)
(Expenses) Recovery of claims		(297)	(335)	(627)	(614)
Banking Product Net of Expected Losses from Financial Assets and Claims		**25,215**	**17,412**	**49,830**	**41,444**
Other operating income (expenses)		**(15,624)**	**(15,037)**	**(30,701)**	**(29,506)**
General and administrative expenses	23	(14,030)	(14,060)	(27,512)	(26,864)
Tax expenses		(1,942)	(1,140)	(3,766)	(2,932)
Share of profit or (loss) in associates and joint ventures	11	348	163	577	290
Net income before income tax and social contribution		**9,591**	**2,375**	**19,129**	**11,938**
Current income tax and social contribution	24a	(2,428)	(2,688)	(4,097)	(4,267)
Deferred income tax and social contribution	24a	(473)	6,207	(1,439)	4,780
Net income		**6,690**	**5,894**	**13,593**	**12,451**
Net income attributable to owners of the parent company	25	6,527	5,740	13,274	12,129
Net income attributable to non-controlling interests	19d	163	154	319	322
Earnings per share - basic	25				
Common		0.67	0.59	1.36	1.25
Preferred		0.67	0.59	1.36	1.25
Earnings per share - diluted	25				
Common		0.67	0.59	1.36	1.24
Preferred		0.67	0.59	1.36	1.24
Weighted average number of shares outstanding - basic	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,784,855,172	4,767,644,902	4,777,575,546	4,761,867,731
Weighted average number of shares outstanding - diluted	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,846,370,585	4,838,802,999	4,816,454,169	4,809,513,789

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.3

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	Note	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Net income		**6,690**	**5,894**	**13,593**	**12,451**
Financial assets at fair value through other comprehensive income		457	(891)	666	(772)
Change in fair value		1,285	(1,513)	1,514	(1,330)
Tax effect		(533)	599	(577)	587
(Gains) / losses transferred to income statement	21c	(492)	43	(451)	(52)
Tax effect		197	(20)	180	23
Hedge		(8)	(1,451)	(126)	(1,802)
Cash flow *hedge*	7	(302)	(13)	(264)	(69)
Change in fair value		(537)	11	(446)	(80)
Tax effect		235	(24)	182	11
Hedge of net investment in foreign operation	7	294	(1,438)	138	(1,733)
Change in fair value		506	(2,474)	232	(2,965)
Tax effect		(212)	1,036	(94)	1,232
Remeasurements of liabilities for post-employment benefits (*)		(135)	1	(133)	1
Remeasurements	26	(176)	3	(172)	11
Tax effect		41	(2)	39	(10)
Foreign exchange variation in foreign investments		(359)	1,477	(323)	1,761
Total other comprehensive income		**(45)**	**(864)**	**84**	**(812)**
Total comprehensive income		**6,645**	**5,030**	**13,677**	**11,639**
Comprehensive income attributable to non-controlling interests		**163**	**154**	**319**	**322**
Comprehensive income attributable to the owners of the parent company		**6,482**	**4,876**	**13,358**	**11,317**

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.4

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended June 30, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained at Fair Value Gains and Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 765 (148) 2,417 - (5,435) - - - - (2,401) 1,139 (1,262) - 765 373 (534) - - - - - - 604 - 604 Treasury shares - 534 - (534) - - - - - - - - - Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018 - (510) - - - - - - - - (510) - (510) Acquisition of treasury shares Result of delivery of treasury shares - 741 373 - - - - - - - 1,114 - 1,114 Recognition of share-based payment plans - - (521) - - - - - - - (521) - (521) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,235 1,235 Dividends / interest on capital – Special profit reserve - - - 2,951 - (5,435) - - - - (2,484) (96) (2,580) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Unclaimed dividends - - - - - 2 - - - - 2 - 2 Corporate reorganizations - - - (314) - - - - - - (314) - (314) Other - - - - 27 - - - - - 27 - 27 - - - - - 12,129 (772) 1 1,761 (1,802) 11,317 322 11,639 Total comprehensive income - - - - - 12,129 - - - - 12,129 322 12,451 Net income - - - - - - (772) 1 1,761 (1,802) (812) - (812) Other comprehensive income for the period Appropriations: Legal reserve - - - 497 - (497) - - - - - - - Statutory reserve - - - 4,016 2,183 (6,199) - - - - - - - 97,148 (1,978) 1,782 5,442 28,240 - (1,716) (824) 4,428 (6,186) 126,336 14,439 140,775 Balance at 06/30/2018 Change in the period - 765 (148) (7 ,057) 2,210 - (772) 1 1 ,761 (1,802) (5 ,042) 1 ,461 (3 ,581) Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 495 (210) 5,336 - (8,543) - - - - (2,922) (104) (3,026) Transactions with owners Treasury shares - 495 349 - - - - - - - 844 - 844 Result of delivery of treasury shares - 495 349 - - - - - - - 844 - 844 Recognition of share-based payment plans - - (559) - - - - - - - (559) - (559) - - - - - - - - - - - 119 119 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - 5,336 - (8,543) - - - - (3,207) (223) (3,430) Dividends Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends and Interest on capital - - - - - 29 - - - - 29 - 29 (3) - - - - 167 - - - - - 167 - 167 Other - - - - - 13,274 666 (133) (323) (126) 13,358 319 13,677 Total comprehensive income Net income - - - - - 13,274 - - - - 13,274 319 13,593 Other comprehensive income for the period - - - - - - 666 (133) (323) (126) 84 - 84 Appropriations: Legal reserve - - - 675 - (675) - - - - - - - Statutory reserve - - - 4,316 (231) (4,085) - - - - - - - Balance at 06/30/2019 97,148 (1,325) 1,910 6,307 29,602 - (444) (1,122) 3,483 (5,645) 129,914 13,899 143,813 Change in the period - 495 (210) (7 ,173) (64) - 666 (133) (323) (126) (6 ,868) 215 (6 ,653) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.5 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended June 30, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained at Fair Value Gains and Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 765 (148) 2,417 - (5,435) - - - - (2,401) 1,139 (1,262) - 765 373 (534) - - - - - - 604 - 604 Treasury shares - 534 - (534) - - - - - - - - - Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018 - (510) - - - - - - - - (510) - (510) Acquisition of treasury shares Result of delivery of treasury shares - 741 373 - - - - - - - 1,114 - 1,114 Recognition of share-based payment plans - - (521) - - - - - - - (521) - (521) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,235 1,235 Dividends / interest on capital – Special profit reserve - - - 2,951 - (5,435) - - - - (2,484) (96) (2,580) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Unclaimed dividends - - - - - 2 - - - - 2 - 2 Corporate reorganizations - - - (314) - - - - - - (314) - (314) Other - - - - 27 - - - - - 27 - 27 - - - - - 12,129 (772) 1 1,761 (1,802) 11,317 322 11,639 Total comprehensive income - - - - - 12,129 - - - - 12,129 322 12,451 Net income - - - - - - (772) 1 1,761 (1,802) (812) - (812) Other comprehensive income for the period Appropriations: Legal reserve - - - 497 - (497) - - - - - - - Statutory reserve - - - 4,016 2,183 (6,199) - - - - - - - 97,148 (1,978) 1,782 5,442 28,240 - (1,716) (824) 4,428 (6,186) 126,336 14,439 140,775 Balance at 06/30/2018 Change in the period - 765 (148) (7 ,057) 2,210 - (772) 1 1 ,761 (1,802) (5 ,042) 1 ,461 (3 ,581) Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 495 (210) 5,336 - (8,543) - - - - (2,922) (104) (3,026) Transactions with owners Treasury shares - 495 349 - - - - - - - 844 - 844 Result of delivery of treasury shares - 495 349 - - - - - - - 844 - 844 Recognition of share-based payment plans - - (559) - - - - - - - (559) - (559) - - - - - - - - - - - 119 119 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - 5,336 - (8,543) - - - - (3,207) (223) (3,430) Dividends Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends and Interest on capital - - - - - 29 - - - - 29 - 29 (3) - - - - 167 - - - - - 167 - 167 Other - - - - - 13,274 666 (133) (323) (126) 13,358 319 13,677 Total comprehensive income Net income - - - - - 13,274 - - - - 13,274 319 13,593 Other comprehensive income for the period - - - - - - 666 (133) (323) (126) 84 - 84 Appropriations: Legal reserve - - - 675 - (675) - - - - - - - Statutory reserve - - - 4,316 (231) (4,085) - - - - - - - Balance at 06/30/2019 97,148 (1,325) 1,910 6,307 29,602 - (444) (1,122) 3,483 (5,645) 129,914 13,899 143,813 Change in the period - 495 (210) (7 ,173) (64) - 666 (133) (323) (126) (6 ,868) 215 (6 ,653) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Adjusted net income		**14,612**	**7,973**	**29,332**	**26,158**
Net income		6,690	5,894	13,593	12,451
Adjustments to net income:		**7,922**	**2,079**	**15,739**	**13,707**
Share-based payment		158	109	(404)	(521)
Adjustments to fair value of financial assets through Profit or Loss and Derivatives		98	(3,150)	486	(558)
Effects of changes in exchange rates on cash and cash equivalents		(250)	(2,355)	1,208	(2,284)
Expected Loss from Financial Assets and Claims		3,538	3,764	7,219	7,141
Income from interest and foreign exchange variation from operations with subordinated debt		422	6,267	1,147	7,336
Provision for insurance and private pension		3,482	5,113	6,896	10,116
Depreciation and amortization	13 and 14	874	877	1,718	1,736
Expense from update/charges on the provision for civil, labor, tax and legal obligations		251	196	585	505
Provision for civil, labor, tax and legal obligations		757	805	846	1,085
Revenue from update/charges on deposits in escrow		(49)	(38)	(101)	(84)
Deferred taxes (excluding hedge tax effects)	24b	146	848	1,222	2,694
Income from share in the net income of associates and joint ventures and other investments		(348)	(163)	(577)	(290)
Income from Financial assets - At fair value through other comprehensive income	21c	(492)	43	(451)	(52)
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(1,060)	(7,147)	(3,411)	(9,378)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(354)	(2,600)	(1,124)	(3,159)
(Gain) loss on sale of investments and fixed assets		(34)	(52)	(100)	(100)
Other		783	(438)	580	(480)
Change in assets and liabilities		**(15,046)**	**32,555**	**(21,711)**	**(82,165)**
(Increase) decrease in assets		**(16,902)**	**(17,936)**	**(18,964)**	**(140,737)**
Interbank deposits		(1,664)	662	296	(5,396)
Securities purchased under agreements to resell		(9,099)	(7,952)	6,460	(110,068)
Compulsory deposits with the Central Bank of Brazil		(573)	11,191	2,297	14,037
Loan operations		(13,798)	(29,190)	(28,236)	(31,208)
Derivatives (assets / liabilities)		915	1,189	581	2,558
Financial assets designated at fair value through profit or loss		11,636	3,150	12,324	558
Other financial assets		(3,429)	(146)	(4,620)	(3,302)
Other tax assets		952	(6,887)	688	(5,176)
Other assets		(1,842)	10,047	(8,754)	(2,740)
(Decrease) increase in liabilities		**1,856**	**50,491**	**(2,747)**	**58,572**
Deposits		1,772	71,632	(165)	74,582
Deposits received under securities repurchase agreements		(15,727)	3,149	(32,156)	(10,424)
Funds from interbank markets		10,417	(4,823)	15,308	2,588
Funds from institutional markets		636	1,097	3,057	668
Other financial liabilities		1,615	252	5,425	(993)
Financial liabilities at fair value throught profit or loss		8	(219)	-	(225)
Provision for insurance and private pension		867	(1,912)	977	(1,820)
Provisions		(1,507)	(1,011)	(2,344)	(1,775)
Tax liabilities		29	(1,038)	184	(1,695)
Other liabilities		4,569	(16,150)	9,840	257
Payment of income tax and social contribution		(823)	(486)	(2,873)	(2,591)
Net cash from (used in) operating activities		**(434)**	**40,528**	**7,621**	**(56,007)**
Dividends / Interest on capital received from investments in associates and joint ventures		426	261	462	373
Cash from the sale of financial assets - At fair value through other comprehensive income		4,766	511	10,232	3,478
Cash received from redemption of financial assets at amortized cost		1,783	2,874	3,222	11,667
(Purchase)/Disposal of assets held for sale		-	-		-
Cash upon sale of investments in associates and joint ventures		(1)	18	72	116
Cash upon sale of fixed assets	13	50	52	61	128
Purchase of financial assets at fair value through other comprehensive income		(9,890)	(36,366)	(18,769)	(45,141)
Purchase of financial assets at amortized cost		(22)	(1)	(73)	(533)
Purchase of investments in associates and joint ventures		(9)	(8)	(9)	(16)
Purchase of fixed assets	13	(424)	(304)	(769)	(517)
Purchase of intangible assets	14	(594)	(1,055)	(1,199)	(1,336)
Net cash from (used in) investment activities		**(3,915)**	**(34,018)**	**(6,770)**	**(31,781)**
Funding from institutional markets		-	399	3,050	2,892
Redemptions in institutional markets		(1,034)	(4,981)	(1,542)	(8,998)
Change in non-controlling interests stockholders		(107)	928	122	1,237
Result of delivery of treasury shares		6	45	689	1,114
Purchase of treasury shares		-	(510)	-	(510)
Dividends and interest on capital paid to non-controlling interests		(62)	-	(226)	(97)
Dividends and interest on capital paid		(439)	(291)	(17,371)	(14,851)
Net cash from (used in) financing activities		**(1,636)**	**(4,410)**	**(15,278)**	**(19,213)**
Net increase (decrease) in cash and cash equivalents	2.4c	**(5,985)**	**2,100**	**(14,427)**	**(107,001)**
Cash and cash equivalents at the beginning of the period		-	-	95,558	186,478
Effects of changes in exchange rates on cash and cash equivalents		250	2,355	(1,208)	2,284
Cash and cash equivalents at the end of the period		(5,735)	4,455	79,923	81,761
Cash		2,866	(42)	33,242	25,402
Interbank deposits		2,101	(1,398)	7,261	3,208
Securities purchased under agreements to resell		(10,702)	5,895	39,420	53,151
Additional information on cash flow (Mainly Operating activities)					
Interest received		37,417	33,605	69,840	57,683
Interest paid		17,477	23,483	39,886	45,663
Non-cash transactions					
Loans transferred to assets held for sale		-	-	-	-
Dividends and interest on capital declared and not yet paid		906	736	2,485	2,203

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.6

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Income 4 5,872 34,624 8 9,541 7 5,366 Interest, similar income and Dividends 38,366 27,745 7 4,586 6 1,181 Banking services 9 ,421 9 ,083 1 8,560 1 7,980 Income related to insurance and private pension operations before claim and selling expenses 969 977 2,066 2,029 Expected Loss with Other Financial Assets (3,241) (3,429) (6 ,592) (6,527) Other 357 248 921 703 Expenses (2 2,707) (19,122) (4 3,821) (37,645) Interest and similar income (20,360) (1 6,877) (3 9,084) (3 3,308) Other (2,347) (2 ,245) (4 ,737) (4 ,337) Inputs purchased from third parties (4 ,385) (4,963) (8,540) (8,941) Materials, energy and others (83) (78) (169) (1 67) Third party services (1 ,158) (1 ,092) (2,200) (2 ,087) Other (3 ,144) (3,793) (6,171) (6,687) Data processing and telecommunications (1,082) (1 ,055) (2,152) (2,063) Advertising, promotions and publication (337) (411) (6 20) (660) Installations (4 48) (421) (883) (826) Transportation (93) (8 3) (181) (1 67) Security (189) (190) (382) (3 80) Travel expenses (6 9) (61) (120) (107) Other (926) (1 ,572) (1 ,833) (2,484) Gross added value 1 8,780 10,539 37,180 2 8,780 Depreciation and amortization (1 ,128) (820) (2 ,261) (1 ,622) Net added value produced by the company 1 7,652 9 ,719 34,919 27,158 Added value received through transfer - Results of equity method 348 163 577 290 Total added value to be distributed 1 8,000 9,882 35,496 2 7,448 Distribution of added value 18,000 9,882 35,496 2 7,448 Personnel 5 ,764 5,348 11,181 10,489 Direct compensation 4 ,462 4,066 8 ,558 8,039 Benefits 1 ,049 1 ,039 2 ,133 1 ,985 FGTS – government severance pay fund 253 243 490 465 Taxes, fees and contributions 5,450 (1,768) 1 0,585 3 ,716 Federal 5,085 (2 ,092) 9,867 2 ,998 Municipal 365 324 718 718 Return on third parties’ capital - Rent 96 408 137 792 Return on capital 6 ,690 5,894 1 3,593 1 2,451 Dividends and interest on capital 6,136 3 ,085 8,543 5 ,435 Retained earnings / (loss) attributable to controlling shareholders 391 2,655 4 ,731 6 ,694 Retained earnings / (loss) attributable to non-controlling shareholders 163 154 319 322 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.7 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Income 4 5,872 34,624 8 9,541 7 5,366 Interest, similar income and Dividends 38,366 27,745 7 4,586 6 1,181 Banking services 9 ,421 9 ,083 1 8,560 1 7,980 Income related to insurance and private pension operations before claim and selling expenses 969 977 2,066 2,029 Expected Loss with Other Financial Assets (3,241) (3,429) (6 ,592) (6,527) Other 357 248 921 703 Expenses (2 2,707) (19,122) (4 3,821) (37,645) Interest and similar income (20,360) (1 6,877) (3 9,084) (3 3,308) Other (2,347) (2 ,245) (4 ,737) (4 ,337) Inputs purchased from third parties (4 ,385) (4,963) (8,540) (8,941) Materials, energy and others (83) (78) (169) (1 67) Third party services (1 ,158) (1 ,092) (2,200) (2 ,087) Other (3 ,144) (3,793) (6,171) (6,687) Data processing and telecommunications (1,082) (1 ,055) (2,152) (2,063) Advertising, promotions and publication (337) (411) (6 20) (660) Installations (4 48) (421) (883) (826) Transportation (93) (8 3) (181) (1 67) Security (189) (190) (382) (3 80) Travel expenses (6 9) (61) (120) (107) Other (926) (1 ,572) (1 ,833) (2,484) Gross added value 1 8,780 10,539 37,180 2 8,780 Depreciation and amortization (1 ,128) (820) (2 ,261) (1 ,622) Net added value produced by the company 1 7,652 9 ,719 34,919 27,158 Added value received through transfer - Results of equity method 348 163 577 290 Total added value to be distributed 1 8,000 9,882 35,496 2 7,448 Distribution of added value 18,000 9,882 35,496 2 7,448 Personnel 5 ,764 5,348 11,181 10,489 Direct compensation 4 ,462 4,066 8 ,558 8,039 Benefits 1 ,049 1 ,039 2 ,133 1 ,985 FGTS – government severance pay fund 253 243 490 465 Taxes, fees and contributions 5,450 (1,768) 1 0,585 3 ,716 Federal 5,085 (2 ,092) 9,867 2 ,998 Municipal 365 324 718 718 Return on third parties’ capital - Rent 96 408 137 792 Return on capital 6 ,690 5,894 1 3,593 1 2,451 Dividends and interest on capital 6,136 3 ,085 8,543 5 ,435 Retained earnings / (loss) attributable to controlling shareholders 391 2,655 4 ,731 6 ,694 Retained earnings / (loss) attributable to non-controlling shareholders 163 154 319 322 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.7

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 06/30/2019 and 12/31/2018 for balance sheet accounts and From 04/01 to 06/30/2019 and 2018 and from 01/01 to 06/30/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 22 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange businessent; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + CorporationTrading + Institutional. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares directly. These consolidated financial statements were approved by the Board of Directors on July 29, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.8 ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 06/30/2019 and 12/31/2018 for balance sheet accounts and From 04/01 to 06/30/2019 and 2018 and from 01/01 to 06/30/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 22 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange businessent; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + CorporationTrading + Institutional. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares directly. These consolidated financial statements were approved by the Board of Directors on July 29, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.8

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended June 30, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments on income tax clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years beginning January 1st, 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the result. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the retrospective transition method modified on st January 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they come into force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.9 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended June 30, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments on income tax clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years beginning January 1st, 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the result. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the retrospective transition method modified on st January 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they come into force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.9

· Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required for differences that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; · Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more material by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Goodwill The adjustment of goodwill for impairment reflects Management's best estimate for future cash flows of Cash Generating Units (CGUs). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Term to maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.10 · Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required for differences that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; · Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more material by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Goodwill The adjustment of goodwill for impairment reflects Management's best estimate for future cash flows of Cash Generating Units (CGUs). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Term to maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.10

· Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which are recognized is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether has been substantial change to a contract are: change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits have been transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the sums in question have been received (assets); there is no prohibition on selling the assets or pledging them as guarantee; and there is no obligation to pay over all the proceeds of the assets without significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, it is totally or partially derecognition concurrently with the use of the related allowance for expected credit loss, with no effect on ITAÚ UNIBANCO HOLDING’s Consolidated Statement of Income. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax losses for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.11 · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which are recognized is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether has been substantial change to a contract are: change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits have been transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the sums in question have been received (assets); there is no prohibition on selling the assets or pledging them as guarantee; and there is no obligation to pay over all the proceeds of the assets without significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, it is totally or partially derecognition concurrently with the use of the related allowance for expected credit loss, with no effect on ITAÚ UNIBANCO HOLDING’s Consolidated Statement of Income. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax losses for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.11

h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.12 h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.12

2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.13 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.13

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

		Functional currency [(1)]	Incorporation country	Activity	Interest in voting capital at		Interest in total capital at	
					06/30/2019	12/31/2018	06/30/2019	12/31/2018
In Brazil								
Banco Itaú BBA S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Real	Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Real	Brazil	Lease	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú CorpBanca Colombia S.A.	(Note 3)	Colombian peso	Colombia	Financial institution	25.28%	23.90%	25.28%	23.90%
Banco Itaú (Suisse) SA		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [(2)]	(Note 3)	Chilean peso	Chile	Financial institution	38.14%	36.06%	38.14%	36.06%

(1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.
(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.14

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase price and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of cash-generating units (CGUs) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount is analyzed is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.15 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase price and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of cash-generating units (CGUs) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount is analyzed is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.15

c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash and cash equivalents, Interbank Deposits and Securities purchased under agreements to resell with original maturities not exceeding 90 days. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets As from January 1, 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are managed; · The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.16 c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash and cash equivalents, Interbank Deposits and Securities purchased under agreements to resell with original maturities not exceeding 90 days. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets As from January 1, 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are managed; · The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.16

Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of a financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all the risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, an assessment is necessary of whether continuing involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.17 Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of a financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all the risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, an assessment is necessary of whether continuing involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.17

Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a prospective assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets but for which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.18 Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a prospective assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets but for which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.18

The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.19 The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.19

When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents, the relationship between the hedging instrument and the protected items, as well as its risk management purpose and strategy. The hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.20 When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents, the relationship between the hedging instrument and the protected items, as well as its risk management purpose and strategy. The hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.20

b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is has rights to assets and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.21 b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is has rights to assets and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.21

f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The inition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.22 f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The inition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.22

A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other then those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.23 A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other then those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.23

and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.24 and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.24

Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations is calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Other Comprehensive Income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.25 Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations is calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Other Comprehensive Income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.25

p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by a meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee as a basis for its operational decisions. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Trading + Institutional. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation Hs been satisfied. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.26 p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by a meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee as a basis for its operational decisions. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Trading + Institutional. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation Hs been satisfied. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.26

Note 3 – Business development

Itaú CorpBanca

The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block.

On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%.

Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term.

In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN's approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING's total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE's shareholders. ITAÚ UNIBANCO will act as minority partner.

Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	06/30/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	257,670	319	257,989	280,029	103	280,132
Collateral held (1)	48,697	319	49,016	63,392	93	63,485
Collateral repledge	183,868	-	183,868	170,500	10	170,510
Assets received as collateral with right to sell or repledge	7,695	-	7,695	28,369	-	28,369
Assets received as collateral without right to sell or repledge	176,173	-	176,173	142,131	10	142,141
Collateral sold	25,105	-	25,105	46,137	-	46,137
Interbank deposits	28,413	1,675	30,088	25,726	688	26,414
Total (2)	**286,083**	**1,994**	**288,077**	**305,755**	**791**	**306,546**

(1) The amounts of R$ 6,544 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 208,974 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (5) (R$ (10) at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.27

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	06/30/2019			12/31/2018		
	Gross carrying amount	Adjustments to Fair Value (in Income)	Fair value	Gross carrying amount	Adjustments to Fair Value (in Income)	Fair value
Investment funds	4,363	(962)	3,401	5,253	(927)	4,326
Brazilian government securities [1a]	198,458	1,624	200,082	215,956	1,102	217,058
Government securities – abroad [1b]	**2,821**	**18**	**2,839**	**2,070**	**9**	**2,079**
Argentina	1,555	10	1,565	1,121	8	1,129
Chile	604	2	606	301	1	302
Colombia	416	6	422	207	-	207
United States	115	-	115	117	-	117
Mexico	10	-	10	120	-	120
Paraguay	2	-	2	1	-	1
Uruguay	105	-	105	84	-	84
Italy	-	-	-	115	-	115
Other	14	-	14	4	-	4
Corporate securities [1c]	**41,633**	**(80)**	**41,553**	**38,953**	**(505)**	**38,448**
Negotiable shares	11,421	(157)	11,264	9,778	(332)	9,446
Bank deposit certificates	854	-	854	969	-	969
Real estate receivables certificates	1,227	46	1,273	1,391	20	1,411
Debentures	6,632	28	6,660	5,147	(187)	4,960
Eurobonds and other	1,294	2	1,296	1,403	(7)	1,396
Financial credit bills	19,866	-	19,866	19,724	-	19,724
Promissory notes	293	-	293	435	-	435
Other	46	1	47	106	1	107
Total	**247,275**	**600**	**247,875**	**262,232**	**(321)**	**261,911**

1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 23,587 (R$ 30,114 at 12/31/2018), b) R$ 409 (R$ 131 at 12/31/2018) and c) R$ 20, totaling R$ 24,016 (R$ 30,245 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.28

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows:

	06/30/2019		12/31/2018	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**45,036**	**43,953**	**53,382**	**52,096**
Non-stated maturity	15,784	14,665	15,031	13,772
Up to one year	29,252	29,288	38,351	38,324
Non-current	**202,239**	**203,922**	**208,850**	**209,815**
From one to five years	142,885	143,898	153,256	153,701
From five to ten years	44,631	44,958	44,258	44,620
After ten years	14,723	15,066	11,336	11,494
Total	**247,275**	**247,875**	**262,232**	**261,911**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 195,921 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	06/30/2019		
	Gross carrying amount	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	2,392	99	2,491
Total	**2,392**	**99**	**2,491**

	12/31/2018		
	Gross carrying amount	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,232	37	1,269
Total	**1,232**	**37**	**1,269**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	06/30/2019		12/31/2018	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**2,028**	**2,119**	**765**	**799**
Up to one year	2,028	2,119	765	799
Non-current	**364**	**372**	**467**	**470**
From one to five years	364	372	467	470

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.29

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instrumentsInterest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreedInterest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown underat a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on thewithin a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 14,881 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.30 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instrumentsInterest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreedInterest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown underat a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on thewithin a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 14,881 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.30

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	06/30/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – adjustment receivable	20,252	65.1	54	350	294	2,056	4,018	13,480
Option agreements	3,590	11.6	559	529	431	1,317	544	210
Forwards (onshore)	3,748	12.0	2,910	529	82	222	5	-
Credit derivatives - financial Institutions	165	0.5	-	1	4	5	4	151
NDF - Non Deliverable Forward	2,779	8.9	922	567	459	567	160	104
Verification of swap - Companies	11	0.0	-	-	-	-	11	-
Other Derivative Financial Instruments	577	1.9	346	3	-	3	6	219
Total	**31,122**	**100.0**	**4,791**	**1,979**	**1,270**	**4,170**	**4,748**	**14,164**
% per maturity date			15.3	6.4	4.1	13.4	15.3	45.5

	06/30/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – adjustment payable	(26,398)	73.8	(33)	(465)	(881)	(3,457)	(7,416)	(14,146)
Option agreements	(3,402)	9.5	(287)	(453)	(477)	(1,464)	(457)	(264)
Forwards (onshore)	(2,459)	6.9	(2,459)	-	-	-	-	-
Credit derivatives - financial Institutions	(78)	0.2	-	-	(1)	(1)	(1)	(75)
NDF - Non Deliverable Forward	(3,120)	8.7	(1,064)	(604)	(389)	(417)	(495)	(151)
Verification of swap - Companies	(234)	0.7	-	-	-	-	(7)	(227)
Other Derivative Financial Instruments	(61)	0.2	-	(1)	(3)	(3)	(6)	(48)
Total	**(35,752)**	**100.0**	**(3,843)**	**(1,523)**	**(1,751)**	**(5,342)**	**(8,382)**	**(14,911)**
% per maturity date			10.7	4.3	5.0	14.9	23.4	41.7

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.31

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2018							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – adjustment receivable	13,049	55.6	705	187	245	700	2,881	8,331
Option agreements	4,215	18.0	1,167	408	610	872	975	183
Forwards (onshore)	1,835	7.8	893	716	145	81	-	-
Credit derivatives - financial Institutions	120	0.5	-	-	1	5	9	105
NDF - Non Deliverable Forward	3,711	15.8	1,013	968	772	653	178	127
Verification of swap - Companies	44	0.2	-	-	7	-	13	24
Other Derivative Financial Instruments	492	2.1	209	10	2	2	13	256
Total	**23,466**	**100.0**	**3,987**	**2,289**	**1,782**	**2,313**	**4,069**	**9,026**
% per maturity date			17.0	9.8	7.6	9.9	17.3	38.4

	12/31/2018							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – adjustment payable	(19,354)	70.3	(923)	(979)	(606)	(1,417)	(4,687)	(10,742)
Option agreements	(3,929)	14.3	(883)	(500)	(604)	(831)	(823)	(288)
Forwards (onshore)	(470)	1.7	(470)	-	-	-	-	-
Credit derivatives - financial Institutions	(140)	0.5	-	-	-	(2)	(4)	(134)
NDF - Non Deliverable Forward	(3,384)	12.3	(890)	(772)	(583)	(552)	(150)	(437)
Verification of swap - Companies	(162)	0.6	-	-	(16)	-	-	(146)
Other Derivative Financial Instruments	(80)	0.3	(2)	(2)	(8)	(13)	(8)	(47)
Total	**(27,519)**	**100.0**	**(3,168)**	**(2,253)**	**(1,817)**	**(2,815)**	**(5,672)**	**(11,794)**
% per maturity date			11.5	8.2	6.6	10.2	20.6	42.9

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.32

II - Derivatives by index and Risk Fator

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	06/30/2019	06/30/2019	06/30/2019	06/30/2019
Futures contracts	**416,529**	-	-	-
Purchase commitments	**180,876**	-	-	-
Shares	952	-	-	-
Commodities	294	-	-	-
Interest	161,104	-	-	-
Foreign currency	18,526	-	-	-
Commitments to sell	**235,653**	-	-	-
Shares	215	-	-	-
Commodities	471	-	-	-
Interest	213,282	-	-	-
Foreign currency	21,685	-	-	-
Swap contracts	-	**(3,331)**	**(2,815)**	**(6,146)**
Asset position	**967,929**	**3,984**	**16,268**	**20,252**
Commodities	35	1	1	2
Interest	950,849	3,095	15,189	18,284
Foreign currency	17,045	888	1,078	1,966
Liability position	**967,929**	**(7,315)**	**(19,083)**	**(26,398)**
Shares	76	(10)	2	(8)
Interest	941,686	(6,222)	(18,913)	(25,135)
Foreign currency	26,167	(1,083)	(172)	(1,255)
Option contracts	**1,330,998**	**259**	**(71)**	**188**
Purchase commitments – long position	**133,499**	**2,001**	**(407)**	**1,594**
Shares	7,883	254	187	441
Commodities	483	13	4	17
Interest	82,147	398	(200)	198
Foreign currency	42,986	1,336	(398)	938
Commitments to sell – long position	**545,445**	**1,693**	**303**	**1,996**
Shares	12,983	371	121	492
Commodities	189	5	(2)	3
Interest	481,392	419	409	828
Foreign currency	50,881	898	(225)	673
Purchase commitments – short position	**116,269**	**(1,762)**	**556**	**(1,206)**
Shares	10,188	(177)	(297)	(474)
Commodities	1,055	(15)	-	(15)
Interest	67,096	(352)	269	(83)
Foreign currency	37,930	(1,218)	584	(634)
Commitments to sell – short position	**535,785**	**(1,673)**	**(523)**	**(2,196)**
Shares	10,257	(232)	(176)	(408)
Commodities	182	(5)	2	(3)
Interest	476,041	(430)	(432)	(862)
Foreign currency	49,305	(1,006)	83	(923)
Forward operations (onshore)	**3,660**	**1,299**	**(10)**	**1,289**
Purchases receivable	**839**	**937**	**(7)**	**930**
Shares	185	185	(7)	178
Interest	654	752	-	752
Purchases payable obligations	-	**(654)**	-	**(654)**
Interest	-	(654)	-	(654)
Sales receivable obligations	**1,119**	**2,816**	**2**	**2,818**
Shares	1,119	1,101	2	1,103
Interest	-	1,715	-	1,715
Sales deliverable	**1,702**	**(1,800)**	**(5)**	**(1,805)**
Interest	1,702	(1,800)	(5)	(1,805)
Credit derivatives	**9,475**	**(28)**	**115**	**87**
Asset position	**6,014**	**64**	**101**	**165**
Shares	1,734	54	67	121
Commodities	30	1	1	2
Interest	4,250	9	33	42
Liability position	**3,461**	**(92)**	**14**	**(78)**
Shares	1,289	(53)	11	(42)
Commodities	2	-	-	-
Interest	2,170	(39)	3	(36)
NDF - Non Deliverable Forward	**257,474**	**(516)**	**175**	**(341)**
Asset position	**128,867**	**2,614**	**165**	**2,779**
Commodities	150	12	1	13
Foreign currency	128,717	2,602	164	2,766
Liability position	**128,607**	**(3,130)**	**10**	**(3,120)**
Commodities	259	(17)	5	(12)
Foreign currency	128,348	(3,113)	5	(3,108)
Check of swap	**1,231**	**(49)**	**(174)**	**(223)**
Asset position	**110**	**5**	**6**	**11**
Foreign currency	110	5	6	11
Liability position	**1,121**	**(54)**	**(180)**	**(234)**
Foreign currency	1,121	(54)	(180)	(234)
Other derivative financial instruments	**6,427**	**232**	**284**	**516**
Asset position	**5,370**	**240**	**337**	**577**
Shares	121	(6)	5	(1)
Interest	5,239	246	(14)	232
Foreign currency	10	-	346	346
Liability position	**1,057**	**(8)**	**(53)**	**(61)**
Shares	757	1	(44)	(43)
Commodities	4	-	-	-
Interest	295	(9)	(6)	(15)
Foreign currency	1	-	(3)	(3)
	Asset	**14,354**	**16,768**	**31,122**
	Liability	**(16,488)**	**(19,264)**	**(35,752)**
	Total	**(2,134)**	**(2,496)**	**(4,630)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2019
Futures contracts	115,343	109,084	102,608	89,494	416,529
Swaps contracts	12,574	87,200	182,129	686,026	967,929
Options	320,070	282,137	622,977	105,814	1,330,998
Forwards (onshore)	2,811	616	228	5	3,660
Credit derivatives	-	1,237	572	7,666	9,475
NDF - Non Deliverable Forward	92,367	96,532	46,864	21,711	257,474
Verification of swap - Companies	9	11	-	1,211	1,231
Other derivative financial instruments	12	342	776	5,297	6,427

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.33

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2018	12/31/2018	12/31/2018	12/31/2018
Futures contracts	**586,033**	-	-	-
Purchase commitments	**268,228**	-	-	-
Shares	13,675	-	-	-
Commodities	194	-	-	-
Interest	243,369	-	-	-
Foreign currency	10,990	-	-	-
Commitments to sell	**317,805**	-	-	-
Shares	13,965	-	-	-
Commodities	155	-	-	-
Interest	265,218	-	-	-
Foreign currency	38,467	-	-	-
Swap contracts	-	**(5,188)**	**(1,117)**	**(6,305)**
Asset position	**939,510**	**6,263**	**6,786**	**13,049**
Commodities	6	-	-	-
Interest	925,381	5,124	6,380	11,504
Foreign currency	14,123	1,139	406	1,545
Liability position	**939,510**	**(11,451)**	**(7,903)**	**(19,354)**
Shares	76	(5)	2	(3)
Commodities	620	-	(1)	(1)
Interest	913,745	(9,410)	(7,973)	(17,383)
Foreign currency	25,069	(2,036)	69	(1,967)
Option contracts	**1,262,568**	**324**	**(38)**	**286**
Purchase commitments – long position	**151,179**	**1,935**	**(108)**	**1,827**
Shares	8,211	289	100	389
Commodities	321	10	(3)	7
Interest	100,338	183	(98)	85
Foreign currency	42,309	1,453	(107)	1,346
Commitments to sell – long position	**495,464**	**1,808**	**580**	**2,388**
Shares	10,802	394	500	894
Commodities	278	11	1	12
Interest	441,673	427	460	887
Foreign currency	42,711	976	(381)	595
Purchase commitments – short position	**116,005**	**(1,564)**	**153**	**(1,411)**
Shares	9,716	(184)	(98)	(282)
Commodities	317	(9)	6	(3)
Interest	69,934	(147)	95	(52)
Foreign currency	36,038	(1,224)	150	(1,074)
Commitments to sell – short position	**499,920**	**(1,855)**	**(663)**	**(2,518)**
Shares	8,898	(246)	(503)	(749)
Commodities	192	(6)	(2)	(8)
Interest	448,029	(528)	(497)	(1,025)
Foreign currency	42,801	(1,075)	339	(736)
Forward operations (onshore)	**2,341**	**1,363**	**2**	**1,365**
Purchases receivable	**415**	**496**	-	**496**
Shares	36	36	-	36
Interest	379	460	-	460
Purchases payable obligations	-	**(381)**	-	**(381)**
Shares	-	(2)	-	(2)
Interest	-	(379)	-	(379)
Sales receivable obligations	**1,307**	**1,337**	**2**	**1,339**
Shares	1,307	1,292	2	1,294
Interest	-	45	-	45
Sales deliverable	**619**	**(89)**	-	**(89)**
Shares	2	(2)	-	(2)
Interest	45	(87)	-	(87)
Foreign currency	572	-	-	-
Credit derivatives	**8,324**	**(243)**	**223**	**(20)**
Asset position	**3,825**	**(87)**	**207**	**120**
Shares	1,576	(44)	136	92
Interest	2,249	(43)	71	28
Liability position	**4,499**	**(156)**	**16**	**(140)**
Shares	1,316	(55)	(14)	(69)
Interest	3,183	(101)	30	(71)
NDF - Non Deliverable Forward	**225,355**	**99**	**228**	**327**
Asset position	**122,495**	**3,378**	**333**	**3,711**
Commodities	167	16	1	17
Foreign currency	122,328	3,362	332	3,694
Liability position	**102,860**	**(3,279)**	**(105)**	**(3,384)**
Commodities	96	(6)	1	(5)
Foreign currency	102,764	(3,273)	(106)	(3,379)
Check of swap	**1,334**	**(71)**	**(47)**	**(118)**
Asset position	**115**	**7**	**37**	**44**
Interest	115	2	21	23
Foreign currency	-	5	16	21
Liability position	**1,219**	**(78)**	**(84)**	**(162)**
Interest	1,219	(17)	(6)	(23)
Foreign currency	-	**(61)**	**(78)**	**(139)**
Other derivative financial instruments	**5,304**	**198**	**214**	**412**
Asset position	**4,296**	**205**	**287**	**492**
Shares	217	(8)	10	2
Interest	4,074	213	65	278
Foreign currency	5	-	212	212
Liability position	**1,008**	**(7)**	**(73)**	**(80)**
Shares	842	(4)	(42)	(46)
Interest	158	(2)	(21)	(23)
Foreign currency	8	(1)	(10)	(11)
	Asset	**15,342**	**8,124**	**23,466**
	Liability	**(18,860)**	**(8,659)**	**(27,519)**
	Total	**(3,518)**	**(535)**	**(4,053)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365**	**12/31/2018**
Futures contracts	217,836	193,637	33,969	140,591	586,033
Swaps contracts	70,403	96,913	96,090	676,104	939,510
Options	595,515	131,147	329,834	206,072	1,262,568
Forwards (onshore)	1,412	844	85	-	2,341
Credit derivatives	-	1,188	680	6,456	8,324
NDF - Non Deliverable Forward	76,032	102,024	30,212	17,087	225,355
Verification of swap - Companies	-	115	-	1,219	1,334
Other derivative financial instruments	8	405	357	4,534	5,304

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.34

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2019							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Verification of swap	Other derivative financial instruments
B3	**323,248**	**18,257**	**1,149,206**	**1,304**	**134**	**58,351**	**-**	**-**
Over-the-counter market	**93,281**	**949,672**	**181,792**	**2,356**	**9,341**	**199,123**	**1,231**	**6,427**
Financial institutions	92,938	670,442	138,244	1,151	9,340	114,446	-	4,974
Companies	343	230,939	43,216	1,205	1	83,610	1,231	1,453
Individuals	-	48,291	332	-	-	1,067	-	-
Total	**416,529**	**967,929**	**1,330,998**	**3,660**	**9,475**	**257,474**	**1,231**	**6,427**

	12/31/2018							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Verification of swap	Other derivative financial instruments
B3	**480,950**	**20,209**	**1,106,794**	**1,912**	**-**	**47,628**	**-**	**-**
Over-the-counter market	**105,083**	**919,301**	**155,774**	**429**	**8,324**	**177,727**	**1,334**	**5,304**
Financial institutions	104,297	702,848	110,859	-	7,742	103,172	-	3,602
Companies	786	150,639	44,464	429	582	73,811	1,334	1,702
Individuals	-	65,814	451	-	-	744	-	-
Total	**586,033**	**939,510**	**1,262,568**	**2,341**	**8,324**	**225,355**	**1,334**	**5,304**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.35

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	06/30/2019				
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,982	1,578	2,341	3,012	51
Total by instrument	**6,982**	**1,578**	**2,341**	**3,012**	**51**
By risk rating					
Investment grade	2,339	230	566	1,492	51
Below investment grade	4,643	1,348	1,775	1,520	-
Total by risk	**6,982**	**1,578**	**2,341**	**3,012**	**51**
By reference entity					
Brazilian government	3,371	1,104	1,151	1,116	-
Governments – abroad	455	32	116	304	3
Private entities	3,156	442	1,074	1,592	48
Total by entity	**6,982**	**1,578**	**2,341**	**3,012**	**51**

	12/31/2018				
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,853	1,685	1,913	3,203	52
Total by instrument	**6,853**	**1,685**	**1,913**	**3,203**	**52**
By risk rating					
Investment grade	1,361	300	510	539	12
Below investment grade	5,492	1,385	1,403	2,664	40
Total by risk	**6,853**	**1,685**	**1,913**	**3,203**	**52**
By reference entity					
Brazilian government	3,772	1,167	1,118	1,487	-
Governments – abroad	314	71	85	156	2
Private entities	2,767	447	710	1,560	50
Total by entity	**6,853**	**1,685**	**1,913**	**3,203**	**52**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.36

	06/30/2019		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,982)	2,493	(4,489)
Total	**(6,982)**	**2,493**	**(4,489)**

	12/31/2018		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,853)	1,471	(5,382)
Total	**(6,853)**	**1,471**	**(5,382)**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.37

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2019					
	Gross amount of recognized financial assets (1)	Gross amount offsetin the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	257,989	-	257,989	(1,066)	-	256,923
Derivatives financil instruments	31,122	-	31,122	(1,790)	-	29,332

	12/31/2018					
	Gross amount of recognized financial assets (1)	Gross amount offsetin the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	280,132	-	280,132	(2,822)	-	277,310
Derivatives financil instruments	23,466	-	23,466	(3,091)	-	20,375

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2019					
	Gross amount of recognized financial liabilities (1)	Gross amount offsetin the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	298,081	-	298,081	(22,660)	-	275,421
Derivatives financil instruments	35,752	-	35,752	(1,790)	(67)	33,895

	12/31/2018					
	Gross amount of recognized financial liabilities (1)	Gross amount offsetin the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	330,237	-	330,237	(23,079)	-	307,158
Derivatives financil instruments	27,519	-	27,519	(3,091)	(333)	24,095

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable;
(2) Limited to amounts subject to enforceable master offset agreements and other such agreements;
(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.38

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; · Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.39 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; · Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.39

Strategies	Heading	06/30/2019 Hedged item Book Value Assets	Liabilities	Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Hedge instrument Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	24,342	(2,608)	(3,491)	24,342	(2,733)
Hedge of assets transactions	Loans and lease operations and Securities	1,600	-	138	138	1,739	138
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	11,883	-	525	525	13,014	525
Hedge of loan operations	Loans and lease operations	283	-	11	11	271	13
Hedge of funding	Deposits	-	2,196	(19)	(20)	2,170	(19)
Hedge of assets denominated in UF	Securities	8,229	-	25	25	8,204	25
Foreign exchange risk							
Hedge of highly probable forecast transactions		4,991	-	(52)	(52)	4,991	(52)
Total		**26,986**	**26,538**	**(1,980)**	**(2,864)**	**54,731**	**(2,103)**

Strategies	Heading	12/31/2018 Hedged item Book Value Assets	Liabilities	Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Hedge instrument Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	29,727	(1,682)	(2,946)	29,727	(1,800)
Hedge of assets transactions	Loans and lease operations and Securities	7,866	-	136	136	8,003	136
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	36,668	-	353	353	38,013	359
Hedge of loan operations	Loans and lease operations	274	-	6	6	268	7
Hedge of funding	Deposits	-	3,200	78	86	3,105	82
Hedge of assets denominated in UF	Securities	13,247	-	26	26	13,221	23
Foreign exchange risk							
Hedge of highly probable forecast transactions		71	-	6	6	71	6
Total		**58,126**	**32,927**	**(1,077)**	**(2,333)**	**92,408**	**(1,187)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

The amount of R$ (1,327) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended June 30, 2019, the amount of R$ (374) was recognized in Result related to this deferral.

Hedge Instruments	06/30/2019 Notional amount	Book Value (*) Assets	Liabilities	Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
Interest rate risk							
Interest rate futures	39,095	441	-	(2,070)	(1,945)	(125)	-
Interest rate Swap	10,645	2,190	8,513	19	17	2	-
Foreign exchange risk							
DDI futures	4,991	-	4,842	(52)	(52)	-	-
Total	**54,731**	**2,631**	**13,355**	**(2,103)**	**(1,980)**	**(123)**	**-**

Hedge Instruments	12/31/2018 Notional amount	Book Value (*) Assets	Liabilities	Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
Interest rate risk							
Interest rate futures	75,743	256	21	(1,305)	(1,193)	(112)	-
Interest rate Swap	16,594	3,023	13,519	112	110	2	-
Foreign exchange risk							
DDI futures	6	5	-	1	1	-	-
Option	65	9	-	5	5	-	-
Total	**92,408**	**3,293**	**13,540**	**(1,187)**	**(1,077)**	**(110)**	**-**

(*) Amounts recorded under heading Derivatives.

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.40

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies of for net investments in foreign operations consist of a hedge ofhedging the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to against the functional currency of the head office, by contracting DDI futures,, DDI, NDF and financial assets.

The risk hedged in this type of strategy is the foreign exchangecurrency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess evaluate the effectiveness and or to measure the ineffectiveness of these strategies.

To evaluate the effectiveness and to measure the ineffectiveness of such strategiesInstead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedge instrhedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from the variations in exchange rates, on the amount of investment abroad designated as a the object of the hedged item.

.

Strategies	06/30/2019					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	14,323	(7,068)	(7,068)	12,472	(7,064)
Total	**-**	**14,323**	**(7,068)**	**(7,068)**	**12,472**	**(7,064)**

Strategies	12/31/2018					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	14,820	(7,300)	(7,300)	12,550	(7,296)
Total	**-**	**14,820**	**(7,300)**	**(7,300)**	**12,550**	**(7,296)**

(1) Hedge instruments include the overhedge rate of 44.65% regarding taxes.
(2) Amounts recorded under heading hedge of investments in foreign operation.

Hedge instruments	06/30/2019						
	Notional amount	Book Value [*]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value of the hedge instrument recognized in Other comprehensive	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
DDI futures	27,682	-	11	(10,751)	(10,710)	(41)	-
Forward	(1,454)	588	-	419	381	38	-
NDF	(13,022)	21	-	3,158	3,149	9	-
Financial Assets	(734)	734	-	110	112	(2)	-
Total	**12,472**	**1,343**	**11**	**(7,064)**	**(7,068)**	**4**	**-**

Hedge instruments	12/31/2018						
	Notional amount	Book Value [*]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value of the hedge instrument recognized in Other comprehensive	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
DDI futures	27,990	-	113	(11,394)	(11,353)	(41)	-
Forward	(1,470)	1,059	-	764	726	38	-
NDF	(13,167)	255	-	3,198	3,189	9	-
Financial Assets	(803)	803	-	136	138	(2)	-
Total	**12,550**	**2,117**	**113**	**(7,296)**	**(7,300)**	**4**	**-**

(*) Amounts recorded under heading Derivatives Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.41

c) Fair value hedge

The fair value hedge hedging strategy of ITAÚ UNIBANCO HOLDING consists in of hedging the exposure to variations in fair value, in on the receipt and payment of interest related toon recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied applies fair value hedge ashedges as follows:

Interest rate risk

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

I ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess evaluate the effectiveness and or to measure the ineffectiveness of these strategies.

To evaluate the effectiveness and to measure the ineffectiveness of such strategyInstead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the reviewed revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the hedged derivative hedging instrument.

- The dollar offset method is calculated based on the difference between the variation of in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	06/30/2019						
	Hedged Item					Hedge Instruments	
	Book Value (*)		Fair value		Variation in the amounts used to calculate hedge ineffectiveness	Notional amount	Variation in value recognized in income
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	6,596	-	6,808	-	212	6,596	(216)
Hedge of funding	-	9,049	-	8,561	(488)	9,049	487
Hedge of securities at fair value through other comprehensive income	4,978	-	5,251	-	273	5,093	(266)
Total	**11,574**	**9,049**	**12,059**	**8,561**	**(3)**	**20,738**	**5**

Strategies	12/31/2018						
	Hedged Item					Hedge Instruments	
	Book Value (*)		Fair value		Variation in the amounts used to calculate hedge ineffectiveness	Notional amount	Variation in value recognized in income
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,066	-	7,119	-	53	7,066	(54)
Hedge of funding	-	9,124	-	9,081	(43)	9,124	43
Hedge of securities at fair value through other comprehensive income	5,391	-	5,483	-	93	5,401	(82)
Total	**12,457**	**9,124**	**12,602**	**9,081**	**103**	**21,591**	**(93)**

(*) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.42

Hedge Instruments	06/30/2019				
	Notional amount	Book value (1)		Variation in the fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate Swap (2)	20,738	422	4,262	5	2
Total	**20,738**	**422**	**4,262**	**5**	**2**

Hedge Instruments	12/31/2018				
	Notional amount	Book value (1)		Variation in the fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate Swap	21,591	86	1,078	(93)	10
Total	**21,591**	**86**	**1,078**	**(93)**	**10**

(1) Amounts recorded under heading Derivatives financial instruments.

(2) In the period, the amount of R$ 16 is no longer qualified as hedge, with effect on result of R$ (6).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.43

The tables below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	06/30/2019			12/31/2018		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	24,342	(72)	24,342	29,727	(21)	29,727
Hedge of highly probable forecast transactions	4,991	(52)	4,991	71	6	71
Hedge of net investment in foreign operations	12,472	1,332	14,323	12,550	2,230	14,820
Hedge of loan operations (Fair value)	6,596	(216)	6,596	7,066	(54)	7,066
Hedge of loan operations (Cash flow)	271	13	283	268	7	274
Hedge of funding (Fair value)	9,049	487	9,049	9,124	43	9,124
Hedge of funding (Cash flow)	2,170	(19)	2,196	3,105	82	3,200
Hedge of assets transactions	1,739	138	1,600	8,003	136	7,866
Hedge of Asset-backed securities under repurchase agreements	13,014	15	11,883	38,013	8	36,668
Hedge of assets denominated in UF	8,204	25	8,229	13,221	23	13,247
Hedge of securities at fair value through other comprehensive income	5,093	(266)	4,978	5,401	(82)	5,391
Total		**1,385**			**2,378**	

The table below shows the breakdown by maturity of the hedging strategies:

Strategies	06/30/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	2,704	7,791	1,525	8,035	-	4,287	-	**24,342**
Hedge of highly probable forecast transactions	4,991	-	-	-	-	-	-	**4,991**
Hedge of net investment in foreign operations (*)	12,472	-	-	-	-	-	-	**12,472**
Hedge of loan operations (Fair value)	269	763	1,612	1,380	826	881	865	**6,596**
Hedge of loan operations (Cash flow)	28	23	193	27	-	-	-	**271**
Hedge of funding (Fair value)	1,609	157	158	797	-	4,027	2,301	**9,049**
Hedge of funding (Cash flow)	1,938	-	-	-	-	232	-	**2,170**
Hedge of assets transactions	-	1,739	-	-	-	-	-	**1,739**
Hedge of Asset-backed securities under repurchase agreements	7,153	1,747	-	4,114	-	-	-	**13,014**
Hedge of assets denominated in UF	4,933	3,214	57	-	-	-	-	**8,204**
Hedge of securities at fair value through other comprehensive income	4,340	283	-	-	-	470	-	**5,093**
Total	**40,437**	**15,717**	**3,545**	**14,353**	**826**	**9,897**	**3,166**	**87,941**

Strategies	12/31/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over de 10 years	Total
Hedge of deposits and repurchase agreements	11,925	4,729	3,519	-	5,737	3,817	-	**29,727**
Hedge of highly probable forecast transactions	71	-	-	-	-	-	-	**71**
Hedge of net investment in foreign operations (*)	12,550	-	-	-	-	-	-	**12,550**
Hedge of loan operations (Fair value)	293	1,416	1,793	1,379	375	822	988	**7,066**
Hedge of loan operations (Cash flow)	-	28	162	78	-	-	-	**268**
Hedge of funding (Fair value)	1,590	297	154	391	377	3,972	2,343	**9,124**
Hedge of funding (Cash flow)	2,874	-	-	-	-	231	-	**3,105**
Hedge of assets transactions	6,346	-	1,657	-	-	-	-	**8,003**
Hedge of Asset-backed securities under repurchase agreements	26,943	5,838	1,517	-	3,715	-	-	**38,013**
Hedge of assets denominated in UF	12,241	924	56	-	-	-	-	**13,221**
Hedge of securities at fair value through other comprehensive income	4,223	-	-	-	-	1,178	-	**5,401**
Total	**79,056**	**13,232**	**8,858**	**1,848**	**10,204**	**10,020**	**3,331**	**126,549**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.44

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	06/30/2019				12/31/2018			
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities (1a)	30,323	1,864	-	32,187	27,064	775	-	27,839
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – abroad (1b)	**18,417**	**(50)**	**(2)**	**18,365**	**18,844**	**(70)**	**(2)**	**18,772**
Germany	22	-	-	22	22	-	-	22
Colombia	3,338	40	-	3,378	5,491	14	-	5,505
Chile	10,452	59	-	10,511	7,647	7	(1)	7,653
United States	1,949	(5)	-	1,944	2,634	(16)	-	2,618
France	327	-	-	327	891	-	-	891
Italy	111	-	-	111	-	-	-	-
Panama	20	-	-	20	-	-	-	-
Paraguay	1,576	(141)	(2)	1,433	1,601	(71)	(1)	1,529
Uruguay	622	(3)	-	619	557	(4)	-	553
Other	-	-	-	-	1	-	-	1
Corporate debt securities (1c)	**3,146**	**131**	**(48)**	**3,229**	**2,719**	**40**	**(47)**	**2,712**
Negotiable Shares	75	81	-	156	77	84	-	161
Bank deposit certificates	375	-	-	375	1,053	-	-	1,053
Debentures	1,296	32	(44)	1,284	44	-	(42)	2
Eurobonds and others	1,397	18	(1)	1,414	1,542	(44)	(2)	1,496
Other	3	-	(3)	-	3	-	(3)	-
Total	**51,922**	**1,945**	**(86)**	**53,781**	**48,663**	**745**	**(85)**	**49,323**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 18,102 (R$ 25,147 at 12/31/2018), b) R$ 3,593 (R$ 3,583 at 12/31/2018) and c) R$ 542 (R$ 237 at 12/31/2018), totaling R$ 22,237 (R$ 28,967 at 12/31/2018).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	06/30/2019		12/31/2018	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**10,088**	**10,108**	**10,666**	**10,684**
Non-stated maturity	75	156	77	161
Up to one year	10,013	9,952	10,589	10,523
Non-current	**41,834**	**43,673**	**37,997**	**38,639**
From one to five years	28,202	28,910	21,417	21,650
From five to ten years	9,511	10,027	11,906	12,029
After ten years	4,121	4,736	4,674	4,960
Total	**51,922**	**53,781**	**48,663**	**49,323**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	06/30/2019			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	75	81	-	156
Total	**75**	**81**	**-**	**156**

	12/31/2018			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	77	84	-	161
Total	**77**	**84**	**-**	**161**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	06/30/2019		12/31/2018	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**75**	**156**	**77**	**161**
Non-stated maturity	75	156	77	161

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.45

Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages:

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Expected loss 06/30/2019
Financial assets at fair value through other comprehensive income	**(85)**	**-**	**(1)**	**-**	**(86)**
Government securities - abroad	**-**	**(1)**	**(1)**	**-**	**(2)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	(36)
Corporate debt securities	**(49)**	**1**	**-**	**-**	**(48)**
Debentures	(43)	(1)	-	-	(44)
Eurobonds and others	(3)	2	-	-	(1)
Other	(3)	-	-	-	(3)

Stage 1	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Expected loss 12/31/2018
Financial assets at fair value through other comprehensive income	**(84)**	**(1)**	**(2)**	**2**	**-**	**-**	**(85)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	(36)
Corporate debt securities	**(48)**	**(1)**	**(2)**	**2**	**-**	**-**	**(49)**
Debentures	(43)	-	-	-	-	-	(43)
Eurobond and others	(2)	(1)	(2)	2		-	(3)
Other	(3)	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	06/30/2019			12/31/2018		
	Amortized cost	Expected loss	Fair Value	Amortized cost	Expected loss	Fair Value
Brazilian government securities [1a]	**55,179**	**(56)**	**55,123**	**54,064**	**(58)**	**54,006**
Government securities – abroad	**13,148**	**(2)**	**13,146**	**6,700**	**(3)**	**6,697**
Colombia	297	(2)	295	356	(3)	353
Chile	306	-	306	256	-	256
Korea	3,432	-	3,432	1,385	-	1,385
Spain	3,105	-	3,105	2,411	-	2,411
United States	-	-	-	19	-	19
Mexico	5,993	-	5,993	2,258	-	2,258
Uruguay	15	-	15	15	-	15
Corporate debt securities [1b]	**50,019**	**(2,860)**	**47,159**	**49,631**	**(3,585)**	**46,046**
Rural product note	4,295	(98)	4,197	4,181	(178)	4,003
Bank deposit certificates	15	-	15	123	-	123
Real estate receivables certificates	7,767	(1)	7,766	9,876	(361)	9,515
Debentures	32,603	(2,757)	29,846	29,001	(3,013)	25,988
Eurobonds and others	1,679	(1)	1,678	4,005	(2)	4,003
Promissory notes	2,267	(3)	2,264	1,069	(14)	1,055
Other	1,393	-	1,393	1,376	(17)	1,359
Total	**118,346**	**(2,918)**	**115,428**	**110,395**	**(3,646)**	**106,749**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 5,783 (R$ 24,988 at 12/31/2018) and b) R$ 9,196 (R$ 8,860 at 12/31/2018), totaling R$ 14,979 (R$ 33,848 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.46

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	06/30/2019		12/31/2018	
	Amortized cost	Fair Value	Amortized cost	Fair Value
Current	**20,521**	**20,313**	**14,661**	**14,119**
Up to one year	20,521	20,313	14,661	14,119
Non-current	**97,825**	**95,115**	**95,734**	**92,630**
From one to five years	53,549	52,714	51,820	50,970
From five to ten years	33,164	31,608	31,318	29,802
After ten years	11,112	10,793	12,596	11,858
Total	**118,346**	**115,428**	**110,395**	**106,749**

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 06/30/2019
Financial assets at amortized cost	**(223)**	**3**	**(15)**	**31**	**74**	**-**	**(59)**	**(19)**	**(208)**
Brazilian government securities	-	**3**	-	-	-	-	**(59)**	-	**(56)**
Government securities - other countries - Colombia	**(4)**	**2**	**(1)**	**1**	-	-	-	-	**(2)**
Corporate debt securities	**(219)**	**(2)**	**(14)**	**30**	**74**	-	-	**(19)**	**(150)**
Rural product note	(7)	1	(1)	-	-	-	-	-	(7)
Real estate receivables certificates	(2)	(1)	(2)	23	-	-	-	(19)	(1)
Debentures	(206)	(2)	(9)	5	74	-	-	-	(138)
Eurobond and others	(2)	-	-	1	-	-	-	-	(1)
Promissory notes	(2)	-	(2)	1	-	-	-	-	(3)

Stage 2	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 06/30/2019
Financial assets at amortized cost	**(824)**	**97**	**-**	**66**	**59**	**587**	**(74)**	**-**	**(89)**
Brazilian government securities	**(59)**	-	-	-	**59**	-	-	-	-
Corporate debt securities	**(765)**	**97**	-	**66**	-	**587**	**(74)**	-	**(89)**
Rural product note	-	(11)	-	-	-	5	-	-	(6)
Debentures	(765)	108	-	66	-	582	(74)	-	(83)

Stage 3	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 06/30/2019
Financial assets at amortized cost	**(2,599)**	**(10)**	**(111)**	**667**	**19**	**-**	**-**	**(587)**	**(2,621)**
Corporate debt securities	**(2,599)**	**(10)**	**(111)**	**667**	**19**	-	-	**(587)**	**(2,621)**
Rural product note	(173)	(7)	(41)	141	-	-	-	(5)	(85)
Real estate receivables certificates	(361)	16	-	326	19	-	-	-	-
Debentures	(2,037)	(19)	(70)	172	-	-	-	(582)	(2,536)
Promissory notes	(11)	-	-	11	-	-	-	-	-
Other	(17)	-	-	17	-	-	-	-	-

Stage 1	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2018
Financial assets at amortized cost	**(76)**	**(82)**	**(28)**	**14**	**-**	**-**	**(51)**	**-**	**(223)**
Government securities - other countries - Colombia	**(3)**	**1**	**(2)**	-	-	-	-	-	**(4)**
Corporate debt securities	**(73)**	**(83)**	**(26)**	**14**	-	-	**(51)**	-	**(219)**
Rural product note	(9)	5	(7)	4	-	-	-	-	(7)
Real estate receivables certificates	(9)	5	-	2	-	-	-	-	(2)
Debentures	(52)	(93)	(18)	8	-	-	(51)	-	(206)
Eurobond and others	(2)	-	-	-	-	-	-	-	(2)
Other	(1)	-	(1)	-	-	-	-	-	(2)

Stage 2	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2018
Financial assets at amortized cost	**(368)**	**(26)**	**(561)**	**6**	**51**	**74**	**-**	**-**	**(824)**
Brazilian government securities	**(65)**	**6**	-	-	-	-	-	-	**(59)**
Corporate debt securities	**(303)**	**(32)**	**(561)**	**6**	**51**	**74**	-	-	**(765)**
Rural product note	-	11	**(22)**	-	-	11	-	-	-
Real estate receivables certificates	(5)	(1)	-	-	-	6	-	-	-
Debentures	(284)	(30)	(539)	1	51	36	-	-	(765)
Eurobond and others	-	**(5)**	-	5	-	-	-	-	-
Eurobond and others	(14)	(7)	-	-	-	21			-

Stage 3	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2018
Financial assets at amortized cost	**(4,738)**	**742**	**(594)**	**2,065**	**-**	**-**	**-**	**(74)**	**(2,599)**
Corporate debt securities	**(4,738)**	**742**	**(594)**	**2,065**	-	-	-	**(74)**	**(2,599)**
Rural product note	(148)	(105)	(36)	127	-	-	-	(11)	(173)
Real estate receivables certificates	(2,046)	447	-	1,244	-	-	-	(6)	(361)
Debentures	(2,522)	401	(558)	678	-	-	-	(36)	(2,037)
Promissory notes	(22)	(5)	-	16	-	-	-	-	(11)
Others	-	4	-	-	-	-		(21)	(17)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.47

Note 10 - Loan operations and lease operations portfolio

a) Composition of loans and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and financial lease by type	06/30/2019	12/31/2018
Individuals	**223,661**	**212,564**
Credit card	80,100	78,255
Personal loan	33,223	29,543
Payroll loans	49,313	46,878
Vehicles	17,205	15,920
Mortgage loans	43,820	41,968
Corporate	**102,520**	**102,643**
Micro/Small and medium companies	**75,582**	**68,812**
Foreign loans - Latin America	**154,595**	**152,072**
Total Loans and financial lease operations [1]	**556,358**	**536,091**
Provision for Expected Loss [2]	(32,851)	(33,509)
Total loan operations and lease operations, net of allowance for Expected Credit Loss	**523,507**	**502,582**

(1) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 460 at 06/30/2019.

(2) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (1,108) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,975) (R$ (2,601) at 12/31/2018).

By maturity	06/30/2019	12/31/2018
Overdue as from 1 day	20,816	19,563
Falling due up to 3 months	151,918	144,812
Falling due from 3 months to 12 months	140,274	127,805
Falling due after 1 year	243,350	243,911
Total loan operations and lease operations	**556,358**	**536,091**

By concentration	06/30/2019	12/31/2018
Largest debtor	5,244	5,193
10 largest debtors	28,982	31,564
20 largest debtors	43,915	47,433
50 largest debtors	70,664	73,358
100 largest debtors	95,878	98,675

The breakdown of the loans and financial lease portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.48

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of Loans and Financial Lease, segregated by stages:

Stage 1	balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 06/30/2019
Individuals	177,488	(10,062)	(896)	4,088	-	-	14,444	185,062
Corporate	90,716	(406)	(24)	817	7	-	1,629	92,739
Micro/Small and medium companies	57,099	(2,608)	(355)	1,795	10	-	7,912	63,853
Foreign loans - Latin America	134,323	(7,876)	(543)	2,766	49	-	4,588	133,307
Total	459,626	(20,952)	(1,818)	9,466	66	-	28,573	474,961

Stage 2	balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 06/30/2019
Individuals	17,029	(4,088)	(3,526)	10,062	498	-	(670)	19,305
Corporate	2,222	(817)	(403)	406	-	-	(191)	1,217
Micro/Small and medium companies	5,875	(1,795)	(781)	2,608	226	-	244	6,377
Foreign loans - Latin America	11,768	(2,766)	(1,342)	7,876	398	-	(550)	15,384
Total	36,894	(9,466)	(6,052)	20,952	1,122	-	(1,167)	42,283

Stage 3	balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance at 06/30/2019
Individuals	18,047	-	(498)	896	3,526	(4,725)	2,048	19,294
Corporate	9,705	(7)	-	24	403	(1,270)	(291)	8,564
Micro/Small and medium companies	5,838	(10)	(226)	355	781	(1,202)	(184)	5,352
Foreign loans - Latin America	5,981	(49)	(398)	543	1,342	(772)	(743)	5,904
Total	39,571	(66)	(1,122)	1,818	6,052	(7,969)	830	39,114

Consolidated 3 Stages	balance at 12/31/2018	Derecognition	Acquisition / (Settlement)	Closing balance at 06/30/2019
Individuals	212,564	(4,725)	15,822	223,661
Corporate	102,643	(1,270)	1,147	102,520
Micro/Small and medium companies	68,812	(1,202)	7,972	75,582
Foreign loans - Latin America	152,072	(772)	3,295	154,595
Total	536,091	(7,969)	28,236	556,358

(*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.49

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages:

Stage 1	Beginning balance at 12/31/2017	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	161,364	(15,847)	(1,921)	5,820	-	-	28,072	177,488
Corporate	91,442	(726)	(137)	1,629	113	-	(1,605)	90,716
Micro/Small and medium companies	47,132	(4,891)	(742)	2,849	22	-	12,729	57,099
Foreign loans - Latin America	117,448	(10,913)	(1,261)	9,691	132	-	19,226	134,323
Total	417,386	(32,377)	(4,061)	19,989	267	-	58,422	459,626

Stage 2	Beginning balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	13,032	(5,820)	(7,796)	15,847	1,018	-	748	17,029
Corporate	3,833	(1,629)	(1,032)	726	1,347	-	(1,023)	2,222
Micro/Small and medium companies	6,001	(2,849)	(1,610)	4,891	505	-	(1,063)	5,875
Foreign loans - Latin America	13,028	(9,691)	(3,025)	10,913	1,002	-	(459)	11,768
Total	35,894	(19,989)	(13,463)	32,377	3,872	-	(1,797)	36,894

Stage 3	Beginning balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	18,989	-	(1,018)	1,921	7,796	(8,520)	(1,121)	18,047
Corporate	12,372	(113)	(1,347)	137	1,032	(1,172)	(1,204)	9,705
Micro/Small and medium companies	7,157	(22)	(505)	742	1,610	(2,471)	(673)	5,838
Foreign loans - Latin America	5,921	(132)	(1,002)	1,261	3,025	(1,384)	(1,708)	5,981
Total	44,439	(267)	(3,872)	4,061	13,463	(13,547)	(4,706)	39,571

Consolidated 3 Stages	Beginning balance at 12/31/2017	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	193,385	(8,520)	27,699	212,564
Corporate	107,647	(1,172)	(3,832)	102,643
Micro/Small and medium companies	60,290	(2,471)	10,993	68,812
Foreign loans - Latin America	136,397	(1,384)	17,059	152,072
Total	497,719	(13,547)	51,919	536,091

(*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.50

c) Expected credit loss

Reconciliation of expected loans and financial lease, segregated by stages:

Stage 1	balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Net increase / (Reversal)	Closing balance at 06/30/2019
Individuals	(3,892)	428	138	(129)	-	-	(921)	(4,376)
Corporate	(531)	56	-	(159)	-	-	300	(334)
Micro/Small and medium companies	(1,112)	107	30	(75)	(1)	-	(134)	(1,185)
Foreign loans - Latin America	(1,396)	176	9	(81)	(26)	-	118	(1,200)
Total	(6,931)	767	177	(444)	(27)	-	(637)	(7,095)

Stage 2	balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Net increase / (Reversal)	Closing balance at 06/30/2019
Individuals	(2,116)	129	1,459	(428)	(75)	-	(1,539)	(2,570)
Corporate	(595)	159	81	(56)	-	-	16	(395)
Micro/Small and medium companies	(557)	75	212	(107)	(66)	-	(174)	(617)
Foreign loans - Latin America	(1,183)	81	201	(176)	(165)	-	(329)	(1,571)
Total	(4,451)	444	1,953	(767)	(306)	-	(2,026)	(5,153)

Stage 3	balance at 12/31/2018	Transferência para Estágio 1	Transferência para Estágio 2	Transferência do Estágio 1	Transferência do Estágio 2	Derecognition	Constituição / (Reversão)	Closing balance at 06/30/2019
Individuals	(8,417)	-	75	(138)	(1,459)	4,725	(3,896)	(9,110)
Corporate	(8,241)	-	-	-	(81)	1,270	670	(6,382)
Micro/Small and medium companies	(2,863)	1	66	(30)	(212)	1,202	(726)	(2,562)
Foreign loans - Latin America	(2,606)	26	165	(9)	(201)	772	(696)	(2,549)
Total	(22,127)	27	306	(177)	(1,953)	7,969	(4,648)	(20,603)

Consolidated 3 Stages	balance at 12/31/2018	Derecognition	Net increase / (Reversal) [2]	Closing balance at 06/30/2019 [3]
Individuals	(14,425)	4,725	(6,356)	(16,056)
Corporate	(9,367)	1,270	986	(7,111)
Micro/Small and medium companies	(4,532)	1,202	(1,034)	(4,364)
Foreign loans - Latin America	(5,185)	772	(907)	(5,320)
Total	(33,509)	7,969	(7,311)	(32,851)

(1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2;

(2) The change in the macroeconomic scenarios used generated, in Q2, a reversal of the provision for Expected Loss in the amount of R$ 47;

(3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,108) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,975) (R$ (2,601) at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.51

Reconciliation of expected loans and financial lease, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2017 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 12/31/2018 Individuals (3 ,834) 708 313 (388) - - (691) (3,892) Corporate (4 51) 7 1 (259) (85) - 256 (531) Micro/Small and medium companies (1 ,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1 ,013) 142 20 (659) (45) - 159 (1,396) Total (6 ,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2 ,209) 388 3,258 (708) (145) - (2,700) (2,116) Corporate (1 ,174) 259 193 (7) (147) - 281 (595) Micro/Small and medium companies (7 01) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1 ,223) 659 406 (142) (405) - (478) (1,183) Total (5 ,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8 ,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Micro/Small and medium companies (3 ,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (2 4,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / Consolidated 3 Stages Derecognition balance at 12/31/2017 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Corporate (11,452) 1,172 913 (9,367) Micro/Small and medium companies (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). 0 d) Lease operations - Lessor Financial leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 06/30/2019 Payments Future financial Present receivable income value Current 1,539 (408) 1,131 Up to 1 year 1,539 (408) 1,131 9,122 (2,692) 6,430 Non-current From 1 to 2 years 1,195 (452) 743 From 2 to 3 years 918 (379) 539 From 3 to 4 years 721 (318) 403 784 From 4 to 5 years (298) 486 Over 5 years 5,504 (1,245) 4,259 Total 10,661 (3,100) 7,561 Financial lease revenues are composed of: 01/01 to 06/30/2019 305 Financial Income Variable payments 17 Total 322 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.52 Reconciliation of expected loans and financial lease, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2017 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 12/31/2018 Individuals (3 ,834) 708 313 (388) - - (691) (3,892) Corporate (4 51) 7 1 (259) (85) - 256 (531) Micro/Small and medium companies (1 ,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1 ,013) 142 20 (659) (45) - 159 (1,396) Total (6 ,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2 ,209) 388 3,258 (708) (145) - (2,700) (2,116) Corporate (1 ,174) 259 193 (7) (147) - 281 (595) Micro/Small and medium companies (7 01) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1 ,223) 659 406 (142) (405) - (478) (1,183) Total (5 ,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8 ,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Micro/Small and medium companies (3 ,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (2 4,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / Consolidated 3 Stages Derecognition balance at 12/31/2017 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Corporate (11,452) 1,172 913 (9,367) Micro/Small and medium companies (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). 0 d) Lease operations - Lessor Financial leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 06/30/2019 Payments Future financial Present receivable income value Current 1,539 (408) 1,131 Up to 1 year 1,539 (408) 1,131 9,122 (2,692) 6,430 Non-current From 1 to 2 years 1,195 (452) 743 From 2 to 3 years 918 (379) 539 From 3 to 4 years 721 (318) 403 784 From 4 to 5 years (298) 486 Over 5 years 5,504 (1,245) 4,259 Total 10,661 (3,100) 7,561 Financial lease revenues are composed of: 01/01 to 06/30/2019 305 Financial Income Variable payments 17 Total 322 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.52

e) Operations of securitization or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	06/30/2019				12/31/2018			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	1,703	1,741	1,696	1,731	1,941	1,925	1,939	1,920
Working capital	1,790	1,790	1,755	1,755	2,140	2,140	2,128	2,128
Other			3	3	-	-	4	4
Total	**3,493**	**3,531**	**3,454**	**3,489**	**4,081**	**4,065**	**4,071**	**4,052**

(*) Under Interbank Market Debt.

From January 1 to June 30, 2019, there were no transactions for transfer of financial assets without retention of risks and benefits. The effect from January 1 to June 30, 2018 was R$ 53, net of Provision for Expected Loss (R$ 12 de 01/01 a 06/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.53

Note 11 - Investments in associates and joint ventures

a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	06/30/2019			
	Investment	Equity in earnings	Other comprehensive income	Total comprehensive Income
Associates [(a)]	12,104	633	3	636
Joint ventures [(b)]	214	(56)	-	(56)
Total	**12,318**	**577**	**3**	**580**

	12/31/2018	06/30/2018		
	Investment	Equity in earnings	Other comprehensive income	Total comprehensive Income
Associates [(a)]	11,802	330	(14)	316
Joint ventures [(b)]	217	(40)	-	(40)
Total	**12,019**	**290**	**(14)**	**276**

(a) At 06/30/2019, this includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital; 49.90% total capital and 30.06% voting capital at 12/31/2018); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11.20% total capital and 11.20% voting capital; 11.20% total capital and 11.20% voting capital at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (32.37% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018).

(b) At 06/30/2019, this includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companie's net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.54

Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended June 30, 2019, total cash outflow with lease amounted to R$ 743. Lease agreements in the amount of R$ 171 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 06/30/2019 Current 908 Up to 1 year 908 Non-current 4,199 From 1 to 5 years 2,276 Over 5 years 1,923 Total future minimum payments 5,107 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 06/30/2019 Sublease revenue 11 Depreciation expenses (534) Interest expenses (164) Lease expense for low value assets (38) Variable expenses not include in lease liabilities (41) Total (766) In the period from January 1 to June 30, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.55 Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended June 30, 2019, total cash outflow with lease amounted to R$ 743. Lease agreements in the amount of R$ 171 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 06/30/2019 Current 908 Up to 1 year 908 Non-current 4,199 From 1 to 5 years 2,276 Over 5 years 1,923 Total future minimum payments 5,107 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 06/30/2019 Sublease revenue 11 Depreciation expenses (534) Interest expenses (164) Lease expense for low value assets (38) Variable expenses not include in lease liabilities (41) Total (766) In the period from January 1 to June 30, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.55

Note 13 - Fixed assets

Fixed Assets for use [1]	Fixed assets under construction	Real estate for use		Other fixed assets for use					Total
		Land	Buildings	Improvements	Installations for use	Furniture and equipment for use	Data processing systems [2]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Acquisitions	201	5	1	14	2	31	475	40	769
Disposal	-	(2)	(6)	(15)	(1)	(1)	(80)	-	(105)
Exchange variation	(2)	(1)	1	(7)	(2)	(11)	(47)	(1)	(70)
Transfers	(68)	-	5	52	11	-	-	-	-
Other [3]	(25)	-	(172)	8	(279)	16	(7)	1	(458)
Balance at 06/30/2019	**662**	**1,086**	**2,940**	**2,539**	**1,719**	**1,244**	**9,669**	**1,293**	**21,152**
Depreciation									
Balance at 12/31/2018	-	-	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Depreciation expenses	-	-	(39)	(87)	(69)	(44)	(492)	(62)	(793)
Disposal	-	-	3	8	-	1	60	-	72
Exchange variation	-	-	1	19	3	10	15	-	48
Other [3]	-	-	161	(11)	267	(13)	78	(1)	481
Balance at 06/30/2019	**-**	**-**	**(1,803)**	**(1,741)**	**(1,089)**	**(880)**	**(7,467)**	**(926)**	**(13,906)**
Impairment									
Balance at 12/31/2018	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2019	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Book value									
Balance at 06/30/2019	**662**	**1,086**	**1,137**	**798**	**630**	**364**	**2,202**	**367**	**7,246**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 1 achievable by 2019 (Note 32b - Off balance sheet).

(2) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements.

(3) Includes the total amount of R$ 51 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.56

Fixed Assets for use [1]	Fixed assets under construction	Real estate for use [2]		Other fixed assets for use [2]					Total
		Land	Buildings	Improvements	Installations for use	Furniture and equipment for use	Data processing systems [3]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2017	**367**	**1,044**	**3,107**	**2,204**	**1,955**	**1,152**	**8,679**	**1,148**	**19,656**
Acquisitions	474	-	-	35	22	59	764	129	1,483
Disposal	-	(13)	(103)	(45)	(13)	(16)	(264)	(30)	(484)
Exchange variation	3	6	(2)	42	(8)	(5)	(12)	4	28
Transfers	(289)	-	66	122	39	-	62	-	-
Other [5]	1	47	43	129	(7)	19	99	2	333
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Depreciation									
Balance at 12/31/2017	**-**	**-**	**(1,893)**	**(1,375)**	**(1,151)**	**(715)**	**(6,411)**	**(752)**	**(12,297)**
Depreciation expenses	-	-	(80)	(183)	(155)	(97)	(909)	(121)	(1,545)
Disposal	-	-	24	32	5	11	236	29	337
Exchange variation	-	-	14	(24)	12	20	(5)	(3)	14
Other [5]	-	-	6	(120)	(1)	(53)	(39)	(16)	(223)
Balance at 12/31/2018	**-**	**-**	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Book value									
Balance at 12/31/2018 [4]	**556**	**1,084**	**1,182**	**817**	**698**	**375**	**2,200**	**390**	**7,302**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b - Off balance sheet).

(2) Includes the amount of R$ 3 related to pledged real property.

(3) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements.

(4) During de period, there was no impairment of assets recorded in Fixed assets.

(5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.57

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets (1)				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (2)	
Annual amortization rates		8%	20%	20%	10 to 20%	
Cost						
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Acquisitions	-	-	456	501	242	1,199
Rescissions / derecognition	(26)	-	(77)	-	(84)	(187)
Exchange variation	65	2	4	-	(2)	69
Other (4)	(5)	8	48	-	21	72
Balance at 06/30/2019	**11,498**	**2,539**	**5,678**	**5,030**	**2,537**	**27,282**
Amortization						
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Amortization expense (3)	-	(108)	(324)	(337)	(156)	(925)
Rescissions / derecognition	26	-	22	-	84	132
Exchange variation	-	-	2	-	4	6
Other (4)	-	(4)	(89)	-	(11)	(104)
Balance at 06/30/2019	**-**	**(979)**	**(2,890)**	**(2,160)**	**(1,094)**	**(7,123)**
Impairment (Note 2.4h)						
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Increase	-	-	-	-	-	-
Exchange variation	-	-	59	-	-	59
Balance at 06/30/2019	**-**	**-**	**(166)**	**(343)**	**-**	**(509)**
Book value						
Balance at 06/30/2019	**11,498**	**1,560**	**2,622**	**2,527**	**1,443**	**19,650**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 455 achievable by 2020;

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (249) (R$ (219) from 01/01 to 06/30/2018) are disclosed in the General and administrative expenses.

(4) Includes the total amount of R$ 5 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.58

	Goodwill and intangible from acquisition	Intangible assets [(1)] Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(2)]	Total
Annual amortization rates		8%	20%	20%	10 to 20%	
Cost						
Balance at 12/31/2017	**11,162**	**2,452**	**4,571**	**4,353**	**2,161**	**24,699**
Acquisitions	8	1	646	318	408	1,381
Rescissions / derecognition	-	(27)	(312)	(189)	(210)	(738)
Exchange variation	560	47	205	-	(4)	808
Other [(4)]	(266)	56	137	47	5	(21)
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Amortization						
Balance at 12/31/2017	**(23)**	**(647)**	**(1,998)**	**(1,267)**	**(984)**	**(4,919)**
Amortization expense [(3)]	-	(223)	(596)	(697)	(261)	(1,777)
Rescissions / derecognition	-	27	312	154	210	703
Exchange variation	-	(141)	(152)	-	16	(277)
Other [(4)]	(3)	117	(67)	(13)	4	38
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Impairment (Note 2.4h)						
Balance at 12/31/2017	**-**	**-**	**(54)**	**(343)**	**-**	**(397)**
Incresase	-	-	(167)	-	-	(167)
Exchange variation	-	-	(4)	-	-	(4)
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Book value						
Balance at 12/31/2018	**11,438**	**1,662**	**2,521**	**2,363**	**1,345**	**19,329**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020;

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses.

(4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.59

Note 15 - Deposits

	06/30/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**242,470**	**147,434**	**389,904**	**235,248**	**155,592**	**390,840**
Time deposits	103,316	147,206	250,522	95,914	155,386	251,300
Interbank	1,586	228	1,814	2,469	206	2,675
Savings deposits	137,568	-	137,568	136,865	-	136,865
Non-interest bearing deposits	**73,355**	**-**	**73,355**	**72,584**	**-**	**72,584**
Demand deposits	73,352	-	73,352	72,581	-	72,581
Others Deposits	3	-	3	3	-	3
Total	**315,825**	**147,434**	**463,259**	**307,832**	**155,592**	**463,424**

Note 16 – Financial liabilities designated at fair value through profit or loss

	06/30/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Shares	19	2	21	31	9	40
Debt securities	16	155	171	6	146	152
Total	**35**	**157**	**192**	**37**	**155**	**192**

The effect of credit risk of these instruments is not significant at 06/30/2019 and 12/31/2018.

Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.60

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	06/30/2019			12/31/2018		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collteral		**49,826**	**4,371**	**54,197**	**71,231**	**6,420**	**77,651**
Government securities	5.0% to 6.4%	32,376	-	32,376	46,676	4	46,680
Corporate securities	35% of CDI to 100% of CDI	9,976	-	9,976	9,051	-	9,051
Own issue	67.50% of CDI to 16.93%	6,307	4,120	10,427	15,156	6,261	21,417
Foreign	0.20% to 44.83%	1,167	251	1,418	348	155	503
Assets received as collateral	5.6% to 6.4%	**187,692**	**-**	**187,692**	**172,953**	**-**	**172,953**
Right to sell or repledge the collateral	2.0% to 10.0%	**9,983**	**46,209**	**56,192**	**27,337**	**52,296**	**79,633**
Total		**247,501**	**50,580**	**298,081**	**271,521**	**58,716**	**330,237**

b) Interbank market funds

	Interest rate (p.a.)	06/30/2019			12/31/2018		
		Current	Non-current	Total	Current	Non-current	Total
Financial credit bills	IPCA + 2.40% to 17.68%	18,568	25,891	44,459	9,139	28,789	37,928
Real state credit bills	4.96% to 12.22%	9,791	805	10,596	6,465	3,081	9,546
Agribusiness credit bills	70% of CDI to 15%	14,639	6,120	20,759	9,586	8,427	18,013
Guaranteed real state notes	96% of CDI	-	1,617	1,617	-	1,227	1,227
Import and export financing	0.50% to 10.23%	50,450	7,482	57,932	42,685	7,365	50,050
On-lending - domestic	0.50% to 18.92%	5,840	8,775	14,615	5,301	12,605	17,906
Total		**99,288**	**50,690**	**149,978**	**73,176**	**61,494**	**134,670**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institucional market funds

	Interest rate (p.a.)	06/30/2019			12/31/2018		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	LIBOR to IGPM + 4.63%	3,952	48,016	51,968	343	48,970	49,313
Obligations on securities abroad	(2.05)% to 30.13%	16,281	30,045	46,326	6,232	35,631	41,863
Raisings through Structured Operations Certificates (2)	3.80% to 11.12%	515	877	1,392	1,949	849	2,798
Total		**20,748**	**78,938**	**99,686**	**8,524**	**85,450**	**93,974**

(1) At 06/30/2019, the amount of R$ 34,915 (R$ 35,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, of March 01, 2013.

(2) At 06/30/2019, the market value of raisings through Structured Operations Certificates issued is R$ 1,491 (R$ 2,902 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.61

Note 18 - Other assets and liabilities a) Other assets 06/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 65,787 14,024 79,811 62,390 12,700 75,090 Receivables from credit card issuers 37,384 - 37,384 36,491 - 36,491 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29) 1,575 12,817 14,392 1,455 12,079 13,534 Trading and intermediation of securities 17,406 701 18,107 15,400 255 15,655 Income receivable 3,021 11 3,032 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,432 5 3,437 3,021 4 3,025 Insurance and reinsurance operations 805 490 1,295 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,023 - 1,023 999 - 999 Deposits in guarantee of fund raisings abroad 1,141 - 1,141 970 1 971 Non-financial 14,362 1,088 15,450 7,969 1,313 9,282 Sundry foreign 938 10 948 995 9 1,004 Prepaid expenses 3,000 351 3,351 2,642 546 3,188 Sundry domestic 3,060 13 3,073 1,579 27 1,606 Asets of post-employment benefits plans (Note 26e) - 714 714 - 731 731 Lease right-of-use 4,889 - 4,889 - - - Other 2,475 - 2,475 2,753 - 2,753 b) Other liabilities 06/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 96,927 5,927 102,854 95,639 1,790 97,429 Credit card operations 78,532 - 78,532 78,803 - 78,803 Trading and intermediation of securities 10,561 162 10,723 9,167 172 9,339 Foreign exchange portfolio 1,221 - 1,221 634 - 634 Finance leases (Note 12) 908 4,199 5,107 - - - Other 5,705 1,566 7,271 7,035 1,618 8,653 Non-financial 34,474 1,217 35,691 24,931 1,079 26,010 Funds in transit 12,435 21 12,456 10,015 27 10,042 Charging and collection and payment of taxes and contributions 5,274 - 5,274 476 - 476 Social and statutory 5,229 27 5,256 4,085 23 4,108 Deferred income 2,636 - 2,636 2,530 - 2,530 Sundry creditors - domestic 2,759 213 2,972 2,310 188 2,498 Personnel provision 1,924 67 1,991 1,606 63 1,669 Provision for sundry payments 2,114 70 2,184 1,670 81 1,751 Obligations on official agreements and rendering of payment services 1,009 - 1,009 1,155 - 1,155 Liabilities from post-employment benefits plans (Note 26e) - 819 819 - 697 697 Other 1,094 - 1,094 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.62 Note 18 - Other assets and liabilities a) Other assets 06/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 65,787 14,024 79,811 62,390 12,700 75,090 Receivables from credit card issuers 37,384 - 37,384 36,491 - 36,491 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29) 1,575 12,817 14,392 1,455 12,079 13,534 Trading and intermediation of securities 17,406 701 18,107 15,400 255 15,655 Income receivable 3,021 11 3,032 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,432 5 3,437 3,021 4 3,025 Insurance and reinsurance operations 805 490 1,295 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,023 - 1,023 999 - 999 Deposits in guarantee of fund raisings abroad 1,141 - 1,141 970 1 971 Non-financial 14,362 1,088 15,450 7,969 1,313 9,282 Sundry foreign 938 10 948 995 9 1,004 Prepaid expenses 3,000 351 3,351 2,642 546 3,188 Sundry domestic 3,060 13 3,073 1,579 27 1,606 Asets of post-employment benefits plans (Note 26e) - 714 714 - 731 731 Lease right-of-use 4,889 - 4,889 - - - Other 2,475 - 2,475 2,753 - 2,753 b) Other liabilities 06/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 96,927 5,927 102,854 95,639 1,790 97,429 Credit card operations 78,532 - 78,532 78,803 - 78,803 Trading and intermediation of securities 10,561 162 10,723 9,167 172 9,339 Foreign exchange portfolio 1,221 - 1,221 634 - 634 Finance leases (Note 12) 908 4,199 5,107 - - - Other 5,705 1,566 7,271 7,035 1,618 8,653 Non-financial 34,474 1,217 35,691 24,931 1,079 26,010 Funds in transit 12,435 21 12,456 10,015 27 10,042 Charging and collection and payment of taxes and contributions 5,274 - 5,274 476 - 476 Social and statutory 5,229 27 5,256 4,085 23 4,108 Deferred income 2,636 - 2,636 2,530 - 2,530 Sundry creditors - domestic 2,759 213 2,972 2,310 188 2,498 Personnel provision 1,924 67 1,991 1,606 63 1,669 Provision for sundry payments 2,114 70 2,184 1,670 81 1,751 Obligations on official agreements and rendering of payment services 1,009 - 1,009 1,155 - 1,155 Liabilities from post-employment benefits plans (Note 26e) - 819 819 - 697 697 Other 1,094 - 1,094 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.62

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of transfer of control, for inclusion in a public offering of shares, assuring them of a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. Meetings of the Board of Directors held on 02/22/2018, approved the cancellation of 14,424,206 of common shares of own issue and held in treasury, with no change in capital, by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting (EGM) held on July 27, 2018 approved a 50% split in the Company's capital and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for easier comparability, the number of shares shown in this item are post-split. A breakdown and changes in paid-in capital at the beginning and end of the period are shown below: 06/30/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372 9 7,148 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9 ,804,135,348 Shares of capital stock at 06/30/2019 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 06/30/2019 4,929,949,379 1 ,689,709,446 6 ,619,658,825 6 5,593 Residents abroad at 06/30/2019 28,340,980 3 ,156,135,543 3 ,184,476,523 3 1,555 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Result from delivery of treasury shares - (22,732,346) (22,732,346) 495 (1) Treasury shares at 06/30/2019 - 6 0,882,080 6 0,882,080 (1,325) Outstanding shares at 06/30/2019 4 ,958,290,359 4 ,784,962,909 9 ,743,253,268 Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6,550,514,438 9 7,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3,267,003,862 3 2,372 (1) Treasury shares at 12/31/2017 14,424,206 7 1,459,714 85,883,920 (2,743) Purchase of shares - 1 3,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result from delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4 ,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.63 Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of transfer of control, for inclusion in a public offering of shares, assuring them of a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. Meetings of the Board of Directors held on 02/22/2018, approved the cancellation of 14,424,206 of common shares of own issue and held in treasury, with no change in capital, by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting (EGM) held on July 27, 2018 approved a 50% split in the Company's capital and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for easier comparability, the number of shares shown in this item are post-split. A breakdown and changes in paid-in capital at the beginning and end of the period are shown below: 06/30/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372 9 7,148 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9 ,804,135,348 Shares of capital stock at 06/30/2019 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 06/30/2019 4,929,949,379 1 ,689,709,446 6 ,619,658,825 6 5,593 Residents abroad at 06/30/2019 28,340,980 3 ,156,135,543 3 ,184,476,523 3 1,555 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Result from delivery of treasury shares - (22,732,346) (22,732,346) 495 (1) Treasury shares at 06/30/2019 - 6 0,882,080 6 0,882,080 (1,325) Outstanding shares at 06/30/2019 4 ,958,290,359 4 ,784,962,909 9 ,743,253,268 Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6,550,514,438 9 7,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3,267,003,862 3 2,372 (1) Treasury shares at 12/31/2017 14,424,206 7 1,459,714 85,883,920 (2,743) Purchase of shares - 1 3,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result from delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4 ,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.63

In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 06/30/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 06/30/2019 31.13 36.26 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.64 In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 06/30/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 06/30/2019 31.13 36.26 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.64

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 06/30/2019 06/30/2018 Statutory net income 13,505 9,946 Adjustments: (-) Legal reserve - 5% (675) (497) Dividend calculation basis 12,830 9,449 3,207 2,362 Minimun mandatory minimum dividend - 25% Dividends and Interest on Capital Paid / Accrued / Identified 8,543 5,313 ll - Stockholders' compensation 06/30/2019 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid - 5 monthly installment of dividends from February to June 2019 0.0150 730 - 730 Accrued (Recorded in Other Liabilities) 2,477 - 2,477 Dividends - 1 monthly installment paid on 07/01/2019 0.0150 146 - 146 Dividends provision 0.2393 2 ,331 - 2,331 Identified in Profit Reserve In Stockholders’ Equity 0.5476 5,336 - 5,336 Total from 01/01 to 06/30/2019 8 ,543 - 8,543 06/30/2018 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid - 5 monthly installment of dividends from February to June 2018 0.0150 486 - 486 Provided for (Recorded in Other Liabilities) 1,998 (1 22) 1,876 Dividends - 1 monthly installment paid on 07/02/2018 0.0150 97 - 97 Dividends provision 0.1683 1 ,090 - 1,090 Interest on capital 0.1252 811 (1 22) 689 Identified in Profit Reserve In Stockholders’ Equity 0.4557 2 ,951 - 2,951 Total from 01/01 to 06/30/2018 5 ,435 (1 22) 5 ,313 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.65 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 06/30/2019 06/30/2018 Statutory net income 13,505 9,946 Adjustments: (-) Legal reserve - 5% (675) (497) Dividend calculation basis 12,830 9,449 3,207 2,362 Minimun mandatory minimum dividend - 25% Dividends and Interest on Capital Paid / Accrued / Identified 8,543 5,313 ll - Stockholders' compensation 06/30/2019 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid - 5 monthly installment of dividends from February to June 2019 0.0150 730 - 730 Accrued (Recorded in Other Liabilities) 2,477 - 2,477 Dividends - 1 monthly installment paid on 07/01/2019 0.0150 146 - 146 Dividends provision 0.2393 2 ,331 - 2,331 Identified in Profit Reserve In Stockholders’ Equity 0.5476 5,336 - 5,336 Total from 01/01 to 06/30/2019 8 ,543 - 8,543 06/30/2018 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid - 5 monthly installment of dividends from February to June 2018 0.0150 486 - 486 Provided for (Recorded in Other Liabilities) 1,998 (1 22) 1,876 Dividends - 1 monthly installment paid on 07/02/2018 0.0150 97 - 97 Dividends provision 0.1683 1 ,090 - 1,090 Interest on capital 0.1252 811 (1 22) 689 Identified in Profit Reserve In Stockholders’ Equity 0.4557 2 ,951 - 2,951 Total from 01/01 to 06/30/2018 5 ,435 (1 22) 5 ,313 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.65

c) Capital reserves and profit reserves

I - Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation.

II - Appropriated reserves

	06/30/2019	12/31/2018
Capital reserves	**285**	**285**
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**6,022**	**13,195**
Legal (1)	10,664	9,989
Statutory (2)	1,539	(2,775)
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)
Special profit reserves (3)	5,336	17,498
Total reserves at parent company	**6,307**	**13,480**

(1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the yield flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 06/30/2019 and 12/31/2018.

III - Unappropriated reserves

Refers to balance of ne income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Net Income	
	06/30/2019	12/31/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Itaú CorpBanca (Note 3)	11,796	11,645	222	251
Itaú CorpBanca Colômbia S.A. (Note 3)	1,295	1,268	20	(18)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	404	364	52	44
Luizacred S.A. Soc. Cred. Financiamento Investimento	284	288	(4)	27
Other	120	119	29	18
Total	**13,899**	**13,684**	**319**	**322**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.66

Note 20 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving management and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Partner Plan	(50)	(73)	(146)	(108)
Variable compensation plan	(106)	(89)	(217)	(206)
Total	**(156)**	**(162)**	**(363)**	**(314)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 06/30/2019	01/01 to 06/30/2018
	Quantity	Quantity
Opening balance	**48,871,182**	**51,074,441**
New grants	8,096,700	9,912,356
Exercised	(15,627,167)	(11,597,420)
Cancelled	(865,922)	(465,365)
Closing balance	**40,474,793**	**48,924,012**
Weighted average of remaining contractual life (years)	2.11	2.74
Market value weighted average (R$)	**25.49**	**26.22**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.67

II- Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and fifty percent (50%) is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 06/30/2019 06/30/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 9,791,483 10,240,672 Delivered (14,236,717) (16,611,521) Cancelled (57,273) (125,060) Closing balance 20,513,638 24,734,064 Market value weighted average (R$) 37.55 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Summary of changes in the Simple options plan 01/01 to 06/30/2019 01/01 to 06/30/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.30 24,514,359 25.21 Options vested at the end of the period Opções exercíveis no final do período 3,089,599 22.30 24,514,359 25.21 Options: Options: (*) Canceled / Forfeited (15,590) 29.51 (10,530) 21.40 Exercised (616,527) 21.95 (13,934,910) 25.86 Closing balance 2 ,457,482 22.79 10,568,919 25.86 Options vested at the end of the period 2 ,457,482 22.79 10,568,919 25.86 Range of exercise prices Granting 2010-2011 - 14.47 - 28.61 Granting 2012 2 2.79 21.40 Weighted average of the remaining contractual life (in years) 0.50 0.89 Market value weighted average (R$) 36.85 33.39 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.68 II- Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and fifty percent (50%) is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 06/30/2019 06/30/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 9,791,483 10,240,672 Delivered (14,236,717) (16,611,521) Cancelled (57,273) (125,060) Closing balance 20,513,638 24,734,064 Market value weighted average (R$) 37.55 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Summary of changes in the Simple options plan 01/01 to 06/30/2019 01/01 to 06/30/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.30 24,514,359 25.21 Options vested at the end of the period Opções exercíveis no final do período 3,089,599 22.30 24,514,359 25.21 Options: Options: (*) Canceled / Forfeited (15,590) 29.51 (10,530) 21.40 Exercised (616,527) 21.95 (13,934,910) 25.86 Closing balance 2 ,457,482 22.79 10,568,919 25.86 Options vested at the end of the period 2 ,457,482 22.79 10,568,919 25.86 Range of exercise prices Granting 2010-2011 - 14.47 - 28.61 Granting 2012 2 2.79 21.40 Weighted average of the remaining contractual life (in years) 0.50 0.89 Market value weighted average (R$) 36.85 33.39 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.68

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income

	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Central Bank compulsory deposits	1,264	1,236	2,524	2,591
Interbank deposits	350	367	522	665
Securities purchased under agreements to resell	4,371	4,036	8,873	8,154
Financial assets at fair value through other comprehensive income	2,341	2,849	4,727	4,897
Financial assets at amortized cost	679	624	1,377	1,125
Loans and lease operations	20,110	19,410	39,053	37,168
Other financial assets	72	365	303	694
Total	**29,187**	**28,887**	**57,379**	**55,294**

b) Interest and similar expense

	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Deposits	(4,935)	(5,142)	(9,399)	(8,421)
Securities sold under repurchase agreements	(6,086)	(2,836)	(11,745)	(8,413)
Interbank market funds	(2,305)	(6,529)	(5,416)	(8,894)
Institutional market funds	(1,807)	(1,900)	(3,354)	(3,480)
Financial expense from technical provisions for insurance and private pension plans	(5,197)	(461)	(9,109)	(4,074)
Other	(30)	(9)	(61)	(26)
Total	**(20,360)**	**(16,877)**	**(39,084)**	**(33,308)**

c) Adjustments to Fair Value of Financial Assets and Liabilities

	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Financial assets at fair value through profit or loss	2,048	(4,584)	3,082	(3,925)
Derivatives (*)	(986)	(2,157)	(367)	(1,725)
Financial assets designated at fair value through profit or loss	103	(385)	79	(340)
Financial assets at fair value through other comprehensive income	492	(43)	451	52
Financial liabilities designated at fair value	(12)	66	(17)	36
Total	**1,645**	**(7,103)**	**3,228**	**(5,902)**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 06/30/2019, ITAÚ UNIBANCO HOLDING recognized R$ 727 as expenses for Expected Losses, with reversal of R$ (1) for Financial Assets – Fair Value through Other Comprehensive Income and loss of R$ 728 for Financial Assets – Amortized Cost.

Note 22 - Banking service fees

	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Fees from credit and debit card services	3,801	3,534	7,615	7,434
Current account services	2,580	2,720	5,061	4,996
Asset management fees	1,404	1,226	2,721	2,386
Fees for guarantees issued and credit lines	439	460	851	903
Collection commissions	385	392	754	749
Brokerage commission	196	122	349	280
Other	616	629	1,209	1,232
Total	**9,421**	**9,083**	**18,560**	**17,980**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F-69

Note 23 - General and administrative expenses

	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Personnel expenses	**(6,371)**	**(5,959)**	**(12,464)**	**(11,786)**
Compensation	(2,405)	(2,520)	(4,889)	(4,980)
Employee profit sharing	(1,200)	(1,035)	(2,342)	(2,079)
Welfare benefits	(959)	(906)	(1,899)	(1,770)
Provision for labor claims and Dismissals	(885)	(630)	(1,441)	(1,209)
Payroll charges	(811)	(735)	(1,617)	(1,533)
Share-based compensation plan (Note 20)	(50)	(73)	(146)	(108)
Training	(40)	(60)	(88)	(107)
Other	(21)	-	(42)	-
Administrative expenses	**(4,003)**	**(4,370)**	**(7,819)**	**(8,304)**
Third party services	(1,158)	(1,092)	(2,200)	(2,087)
Data processing and telecommunications	(1,082)	(1,055)	(2,152)	(2,063)
Installations	(544)	(829)	(1,020)	(1,618)
Advertising, promotions and publicity	(337)	(411)	(620)	(660)
Financial services expenses	(185)	(193)	(387)	(385)
Security	(189)	(190)	(382)	(380)
Transportation	(93)	(83)	(181)	(167)
Materials	(83)	(78)	(169)	(167)
Travel expenses	(69)	(61)	(120)	(107)
Other	(263)	(378)	(588)	(670)
Depreciation and Amortization	**(1,128)**	**(820)**	**(2,261)**	**(1,622)**
Other expenses	**(2,528)**	**(2,911)**	**(4,968)**	**(5,152)**
Selling - credit cards	(1,165)	(961)	(2,418)	(1,942)
Claims losses	(181)	(153)	(396)	(301)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(162)	(132)	(346)	(225)
Provision for civil lawsuits (Note 29)	(145)	(182)	(158)	(197)
Provision for tax and social security lawsuits	(137)	(221)	(265)	(374)
Refund of interbank costs	(75)	(68)	(140)	(132)
Impairment - intangible asset	-	-	-	(167)
Other	(663)	(1,194)	(1,245)	(1,814)
Total	**(14,030)**	**(14,060)**	**(27,512)**	**(26,864)**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.70

Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (*)	15.00%

(*) For non-financial subsidiaries the Social Contribution tax rate is 9.00%.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution expense calculation:

Due on operations for the period	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Income before income tax and social contribution	**9,591**	**2,375**	**19,129**	**11,938**
Charges (income tax and social contribution) at the rates in effect	(3,836)	(1,069)	(7,652)	(5,372)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures net	107	(28)	166	29
Foreign exchange variation on investments abroad	(219)	4,089	(291)	4,225
Interest on capital	736	886	1,598	1,818
Corporate reorganizations (Note 2.4 a IV)	-	157	-	314
Dividends and interest on external debt bonds	139	194	226	262
Other nondeductible expenses net of non taxable income (*)	645	(6,917)	1,856	(5,543)
Income tax and social contribution expenses	**(2,428)**	**(2,688)**	**(4,097)**	**(4,267)**
Related to temporary differences				
Increase (reversal) for the period	(467)	5,448	(1,439)	3,787
Increase (reversal) of prior periods	(6)	759	-	993
(Expenses) / Income related to deferred taxes	**(473)**	**6,207**	**(1,439)**	**4,780**
Total income tax and social contribution expenses	**(2,901)**	**3,519**	**(5,536)**	**513**

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.71

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2018	Realization / Reversal	Increase	06/30/2019
Reflected in income	**37,252**	**(9,257)**	**8,490**	**36,485**
Provision for expected loss	18,563	(3,815)	2,608	17,356
Relating to tax losses and social contribution loss carryforwards	4,391	(431)	1,077	5,037
Provision for profit sharing	1,844	(1,844)	1,316	1,316
Provision for devaluation of securities with permanent impairment	1,729	(548)	336	1,517
Provisions	4,464	(782)	772	4,454
Civil lawsuits	1,586	(310)	58	1,334
Labor claims	2,037	(418)	592	2,211
Tax and social security lawsuits	841	(54)	122	909
Goodwill on purchase of investments	60	(43)	7	24
Legal liabilities	676	(42)	19	653
Adjustments of operations carried out on the futures settlement market	98	(98)	255	255
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	631	(631)	757	757
Provision relating to health insurance operations	343	-	4	347
Others	4,453	(1,023)	1,339	4,769
Reflected in stockholders' equity	**1,888**	**(167)**	**559**	**2,280**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	383	(166)	382	599
Cash flow hedge	1,149	-	138	1,287
Others	356	(1)	39	394
Total (1)(2)	**39,140**	**(9,424)**	**9,049**	**38,765**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 31,018 and R$ 321, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2017	Realization / Reversal	Increase	12/31/2018
Reflected in income	**48,810**	**(23,511)**	**11,953**	**37,252**
Provision for expected loss	24,686	(9,746)	3,623	18,563
Relating to tax losses and social contribution loss carryforwards	7,595	(3,649)	445	4,391
Provision for profit sharing	1,829	(1,829)	1,844	1,844
Provision for devaluation of securities with permanent impairment	2,228	(1,843)	1,344	1,729
Provisions	5,194	(2,124)	1,394	4,464
Civil lawsuits	1,974	(610)	222	1,586
Labor claims	2,200	(1,280)	1,117	2,037
Tax and social security lawsuits	1,020	(234)	55	841
Goodwill on purchase of investments	141	(163)	82	60
Legal liabilities	488	(61)	249	676
Adjustments of operations carried out in futures settlement market	277	(277)	98	98
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	429	(429)	631	631
Provision relating to health insurance operations	341	(5)	7	343
Others	5,602	(3,385)	2,236	4,453
Reflected in stockholders' equity	**2,192**	**(785)**	**481**	**1,888**
Corporate reorganizations (Note 2.4 a IV)	628	(628)	-	-
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	327	(157)	213	383
Cash flow hedge	983	-	166	1,149
Others	254	-	102	356
Total (*)	**51,002**	**(24,296)**	**12,434**	**39,140**

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.72

II - The provision for deferred tax and contributions and respective changes are as follows:

	12/31/2018	Realization / reversal	Increase	06/30/2019
Reflected in income	**6,144**	**(2,944)**	**3,616**	**6,816**
Depreciation in excess – finance lease	346	(60)	-	286
Adjustment of escrow deposits and provisions	1,348	(18)	29	1,359
Post-employment benefits	287	(26)	5	266
Adjustments of operations carried out on the futures settlement market	923	(923)	977	977
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,790	(1,790)	2,536	2,536
Taxation of results abroad – capital gains	659	-	27	686
Other	791	(127)	42	706
Reflected in stockholders' equity	**662**	**(169)**	**759**	**1,252**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	474	(163)	758	1,069
Cash flow hedge	168	(6)	-	162
Post-employment benefits	7	-	-	7
Others	13	-	1	14
Total (*)	**6,806**	**(3,113)**	**4,375**	**8,068**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 31,018 and R$ 321, respectively.

	12/31/2017	Realization / reversal	Increase	12/31/2018
Reflected in income	**14,569**	**(11,385)**	**2,960**	**6,144**
Depreciation in excess – finance lease	613	(267)	-	346
Adjustment of escrow deposits and provisions	1,280	(11)	79	1,348
Post-employment benefits	304	(143)	126	287
Adjustments of operations carried out on the futures settlement market	1,421	(1,421)	923	923
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	7,592	(7,592)	1,790	1,790
Taxation of results abroad – capital gains	1,973	(1,314)	-	659
Other	1,386	(637)	42	791
Reflected in stockholders' equity	**955**	**(311)**	**18**	**662**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	767	(302)	9	474
Cash flow hedge	166	-	2	168
Post-employment benefits	9	(9)	7	7
Others	13	-	-	13
Total (*)	**15,524**	**(11,696)**	**2,978**	**6,806**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.73

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2019	5,842	17%	2,320	46%	8,162	21%	(969)	12%	7,193	24%
2020	12,666	38%	850	17%	13,516	35%	(957)	12%	12,559	41%
2021	7,886	23%	108	2%	7,994	20%	(496)	6%	7,498	24%
2022	691	2%	188	4%	879	2%	(1,319)	17%	(440)	-1%
2023	531	2%	98	2%	629	2%	(266)	3%	363	1%
After 2023	6,112	18%	1,473	29%	7,585	20%	(4,061)	50%	3,524	11%
Total	**33,728**	**100%**	**5,037**	**100%**	**38,765**	**100%**	**(8,068)**	**100%**	**30,697**	**100%**
Present value (*)	**31,259**		**4,649**		**35,908**		**(7,047)**		**28,861**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At June 30, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. On 06/30/2019 and 12/31/2018, there are no unrecognized tax credits.

c) Tax liabilities

	06/30/2019	12/31/2018
Taxes and contributions on income payable	1,345	615
Other Taxes and Contributions payable	1,170	1,443
Provision for deferred income tax and social contribution (Note 24b II)	321	447
Others	2,235	2,779
Total	**5,071**	**5,284**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.74

Note 25 – Earnings per share

a) Basic earning per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Net income attributable to owners of the parent company	**6,527**	**5,740**	**13,274**	**12,129**
Minimum non-cumulative dividends on preferred shares	(105)	(105)	(105)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)	(109)
Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners:				
Common	3,213	2,817	6,651	6,078
Preferred	3,100	2,709	6,409	5,837
Total net income available to equity owners:				
Common	3,322	2,926	6,760	6,187
Preferred	3,205	2,814	6,514	5,942
Weighted average number of shares outstanding				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,784,855,172	4,767,644,902	4,777,575,546	4,761,867,731
Earnings per share - Basic – R$				
Common	0.67	0.59	1.36	1.25
Preferred	0.67	0.59	1.36	1.25

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Net income available to preferred equity owners	**3,205**	**2,814**	**6,514**	**5,942**
Dividends on preferred shares after dilution effects	21	21	27	30
Net income available to preferred equity owners considering preferred shares after the dilution effect	**3,226**	**2,835**	**6,541**	**5,972**
Net income available to ordinary equity owners	**3,322**	**2,926**	**6,760**	**6,187**
Dividend on preferred shares after dilution effects	(21)	(21)	(27)	(30)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**3,301**	**2,905**	**6,733**	**6,157**
Adjusted weighted average of shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,846,370,585	4,838,802,999	4,816,454,169	4,809,513,789
Preferred	4,784,855,172	4,767,644,902	4,777,575,546	4,761,867,731
Incremental as per share-based payment plans	61,515,413	71,158,097	38,878,623	47,646,058
Diluted earnings per share – R$				
Common	0.67	0.59	1.36	1.24
Preferred	0.67	0.59	1.36	1.24

There was not potentially antidulitive effect of the shares in Stock Based Payment Plans in both periods and, for better comparability, shares at June 30, 2018 were adjusted by the split approved on October 31, 2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.75

Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined;
- Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjustes to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and
- Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Itaú Unibanco Foundation – Suplementary Pension - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaú Defined Benefit Plan REDECARD Retirement Plan ITAUCARD Defined Benefit Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan REDECARD Supplementary Retirement Plan ITAUCARD Supplementary Retirement Plan	Variable Contribution
FUNBEP Multisponsored Pension Fund	Funbep I Benefit Plan	Defined Benefit
	Funbep II Benefit Plan	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.76

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	06/30/2019	06/30/2018
Discount rate [1]	9.72% p.a.	9.98% p.a.
Mortality table [2]	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 [3]	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.77

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Fixed income securities	**17,496**	**18,065**	**90.82%**	**96.05%**
Quoted in an active market	17,203	17,775	89.30%	94.51%
Non quoted in an active market	293	290	1.52%	1.54%
Variable income securities	**1,056**	**24**	**5.48%**	**0.13%**
Quoted in an active market	1,048	18	5.44%	0.09%
Non quoted in an active market	8	6	0.04%	0.04%
Structured investments	**84**	**59**	**0.44%**	**0.31%**
Quoted in an active market	9	1	0.05%	0.01%
Non quoted in an active market	75	58	0.39%	0.30%
Real estate	**547**	**578**	**2.84%**	**3.07%**
Loans to participants	**81**	**82**	**0.42%**	**0.44%**
Total	**19,264**	**18,808**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 458 (R$ 487 at 12/31/2018).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	06/30/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	19,264	1,624	-	20,888
2 - Actuarial liabilities	(15,673)	-	(389)	(16,062)
3 - Asset restriction (*)	(3,955)	(976)	-	(4,931)
4 - Net amount recognized in the balance sheet	**(364)**	**648**	**(389)**	**(105)**
Amount recognized in Assets (Note 18a)	66	648	-	714
Amount recognized in Liabilities (Note 18b)	(430)	-	(389)	(819)

	12/31/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,808	1,604	-	20,412
2 - Actuarial liabilities	(15,493)	-	(282)	(15,775)
3 - Asset restriction (*)	(3,664)	(939)	-	(4,603)
4 - Net amount recognized in the balance sheet	**(349)**	**665**	**(282)**	**34**
Amount recognized in Assets (Note 18a)	66	665	-	731
Amount recognized in Liabilities (Note 18b)	(415)	-	(282)	(697)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.78

f) Change in the net amount recognized in the balance sheet

	06/30/2019								
	BD and CV plans				CD plans			Ohter post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**
Amounts recognized in income (loss) (1+2+3)	**884**	**(758)**	**(178)**	**(52)**	**76**	**(45)**	**31**	**(14)**	**(35)**
1 - Cost of current service	-	(37)	-	(37)	-	-	-	-	(37)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	884	(721)	(178)	(15)	76	(45)	31	(14)	2
Amounts recognized in stockholders' equity (4+5+6)	**114**	**(5)**	**(113)**	**(4)**	**(3)**	**8**	**5**	**(103)**	**(102)**
4 - Effects on asset ceiling	-	-	5	5	-	8	8	-	13
5 - Remeasurements [2] [3]	118	(5)	(118)	(5)	(3)	-	(3)	(103)	(111)
6 - Exchange variation	(4)	-	-	(4)	-	-	-	-	(4)
Other (7+8+9+10)	**(542)**	**583**	**-**	**41**	**(53)**	**-**	**(53)**	**10**	**(2)**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(583)	583	-	-	-	-	-	10	10
9 - Contributions and investments from sponsor	36	-	-	36	(53)	-	(53)	-	(17)
10 - Contributions from parcipants	5	-	-	5	-	-	-	-	5
Amounts at end of the period	**19,264**	**(15,673)**	**(3,955)**	**(364)**	**1,624**	**(976)**	**648**	**(389)**	**(105)**

	12/31/2018								
	BD and CV plans				CD plans			Ohter post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588**	**(14,491)**	**(3,217)**	**(120)**	**1,634**	**(912)**	**722**	**(257)**	**345**
Amounts recognized in income (loss) (1+2+3)	**1,700**	**(1,454)**	**(321)**	**(75)**	**157**	**(90)**	**67**	**(25)**	**(33)**
1 - Cost of current service	-	(69)	-	(69)	-	-	-	-	(69)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,700	(1,385)	(321)	(6)	157	(90)	67	(25)	36
Amounts recognized in stockholders' equity (4+5+6)	**580**	**(688)**	**(126)**	**(234)**	**(102)**	**63**	**(39)**	**(19)**	**(292)**
4 - Effects on asset ceiling	-	-	(126)	(126)	-	63	63	-	(63)
5 - Remeasurements [2] [3]	566	(683)	-	(117)	(102)	-	(102)	(19)	(238)
6 - Exchange variation	14	(5)	-	9	-	-	-	-	9
Other (7+8+9+10)	**(1,060)**	**1,140**	**-**	**80**	**(85)**	**-**	**(85)**	**19**	**14**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,140)	1,140	-	-	-	-	-	19	19
9 - Contributions and investments from sponsor	69	-	-	69	(85)	-	(85)	-	(16)
10 - Contributions from parcipants	11	-	-	11	-	-	-	-	11
Amounts at end of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**

(1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018 the rate used was 9.98 p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 1,002 (R$ 2,226 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.79

g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 06/30/2019 12/31/2018 Retirement plan - FIU 47 32 58 Retiremente plan - FUNBEP 10 4 11 Total 57 36 69 h) Maturity profile of defined benefit liabilities (*) 2019 2020 2021 2022 2023 2024 to 2028 Duration Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Present Stockholders´ Stockholders´ Present value Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0.5% (718) - 76 (15) - (15) Decrease by 0.5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) - (28) (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.80 g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 06/30/2019 12/31/2018 Retirement plan - FIU 47 32 58 Retiremente plan - FUNBEP 10 4 11 Total 57 36 69 h) Maturity profile of defined benefit liabilities (*) 2019 2020 2021 2022 2023 2024 to 2028 Duration Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Present Stockholders´ Stockholders´ Present value Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0.5% (718) - 76 (15) - (15) Decrease by 0.5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) - (28) (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.80

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assetes, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. · VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.81 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assetes, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. · VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.81

- **Provision for claims incurred and not reported (IBNR)** - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations;

- **Mathematical provisions for benefits to be granted (PMBAC)** - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred;

- **Mathematical provisions for benefits granted (PMBC)** - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF)** - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC)** - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR)** - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR)** - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 06/30/2019	01/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Group accident insurance	35.6	34.0	5.9	8.0
Individual accident	18.8	13.2	23.4	17.7
Commercial multiple peril	21.3	21.1	27.6	43.0
Internal credit	0.6	0.7	56.8	159.9
Serious or terminal diseases	26.4	12.1	24.1	21.4
Extended warranty - assets	61.9	62.1	2.4	13.2
Credit Life	23.4	18.9	17.3	18.4
Income from aleatory events	23.8	18.5	23.4	20.3
Multiple risks	46.9	49.1	60.5	52.6
Home insurance in market policies – Credit Life	20.0	20.4	15.6	16.3
Group life	22.7	12.3	32.9	32.3

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.82

b) Income from insurance premiuns and private pension

Main lines	Premiums and contributions		Premiums and contributions	
	04/01 to 06/30/2019	04/01 to 06/30/2018	01/01 to 06/30/2019	01/01 to 06/30/2018
Group accident insurance	209	158	390	308
Individual accident	69	90	127	168
Commercial multiple peril	13	13	25	26
Internal Credit	14	22	39	35
Serious or terminal diseases	57	53	105	94
Disability Savings Pension	66	74	132	150
PGBL	432	428	939	922
Credit Life	266	218	506	428
Income from aleatory events	58	110	126	150
Multiple risks	69	50	134	91
Home Insurance in Market Policies – Credit Life	79	70	155	136
Traditional	27	25	51	51
VGBL	2,721	4,458	5,519	8,902
Group life	250	245	478	476
Other lines	121	76	236	208
Total	**4,451**	**6,090**	**8,962**	**12,145**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.83

c) Technical provisions balances

	Insurance		Private Pension		Total	
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Unearned premiums (PPNG)	2,286	2,111	12	13	2,298	2,124
Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC)	203	195	203,476	195,348	203,679	195,543
Redemptions and Other Unsettled Amounts (PVR)	13	12	320	298	333	310
Financial surplus (PEF)	2	2	603	605	605	607
Unsettled claims (PSL)	517	548	48	43	565	591
Claims / events incurred but not reported (IBNR)	376	348	24	25	400	373
Related Expenses (PDR)	30	31	105	98	135	129
Others	771	562	901	948	1,672	1,510
Total	**4,198**	**3,809**	**205,489**	**197,378**	**209,687**	**201,187**

d) Change in technical provisions

	06/30/2019			12/31/2018		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance	**3,809**	**197,378**	**201,187**	**3,464**	**177,768**	**181,232**
(+) Additions arising from premiums / contributions	2,328	6,645	8,973	4,340	19,764	24,104
(-) Risk adjustments	(1,970)	(134)	(2,104)	(3,937)	(297)	(4,234)
(-) Payment of claims / benefits	(650)	(279)	(929)	(1,184)	(580)	(1,764)
(+) Reported claims	688	-	688	1,325	-	1,325
(-) Redemptions	-	(8,111)	(8,111)	(1)	(13,771)	(13,772)
(+/-) Net Portability	-	939	939	-	3,758	3,758
(+) Adjustment of reserves and financial surplus	6	9,004	9,010	9	11,622	11,631
(+/-) Others (increase / reversal)	(13)	47	34	(207)	(886)	(1,093)
Closing balance	**4,198**	**205,489**	**209,687**	**3,809**	**197,378**	**201,187**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.84

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	06/30/2019	12/31/2018
Opening Balance	**409**	**253**
Increase	578	1,001
Amortization	(518)	(845)
Closing Balance	**469**	**409**
Balance to be amortized in up to 12 months	374	334
Balance to be amortized after 12 months	95	75

VI - Table of Claims Development

The amounts shown in the tables express the position at 06/30/2019, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL)	565
(-) IBNER	166
(-) Reinsurance	36
(-) Retrocession and other estimates	(20)
Liability claims presented in the claims development table (a + b)	**383**

(*) Stated in Note 27IV c at 12/31/2018.

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims

Occurrence date	06/30/2015	06/30/2016	06/30/2017	06/30/2018	06/30/2019	Total
At the end of reporting period	898	950	872	866	1,080	
After 1 year	955	1,005	937	992		
After 2 years	985	1,024	984			
After 3 years	998	1,120				
After 4 years	1,033					
Current estimate	1,033	1,120	984	992	1,080	
Accumulated payments through base date	1,028	1,106	963	976	927	5,000
Liabilities recognized in the balance sheet	5	15	21	16	153	210
Liabilities in relation to prior periods						15
Total administratives claims						**225**

b) Judicial claims

Occurrence date	06/30/2015	06/30/2016	06/30/2017	06/30/2018	06/30/2019	Total
At the end of reporting period	28	32	24	14	21	
After 1 year	41	47	30	34		
After 2 years	53	52	55			
After 3 years	60	58				
After 4 years	66					
Current estimate	66	58	55	34	21	
Accumulated payments through base date	50	46	44	26	14	180
Liabilities recognized in the balance sheet	15	11	11	8	7	52
Liabilities in relation to prior periods						106
Total judicial claims						**158**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.85

VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019 and 2018. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.86 VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019 and 2018. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.86

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the carrying values and estimated fair values for financial instruments:

		06/30/2019		12/31/2018	
		Carrying value	Estimated fair value	Carrying value	Estimated fair value
Cash and cash equivalents	(a)	33,242	33,242	37,159	37,159
Financial assets		**1,438,026**	**1,451,803**	**1,424,876**	**1,433,116**
Central Bank compulsory deposits	(a)	91,851	91,851	94,148	94,148
At Amortized Cost		1,010,906	1,024,683	994,759	1,002,999
Interbank deposits	(b)	30,090	30,135	26,420	26,510
Securities purchased under agreements to resell	(a)	257,992	257,992	280,136	280,136
Securities	(c)	118,346	121,411	110,395	112,171
Loan and Financial Lease	(d)	556,358	567,025	536,091	542,465
Other financial assets	(e)	79,811	79,811	75,090	75,090
(-) Provision for Expected Loss		(31,691)	(31,691)	(33,373)	(33,373)
At Fair Value Through Other Comprehensive Income		53,781	53,781	49,323	49,323
Securities	(c)	53,781	53,781	49,323	49,323
At Fair Value Through Profit or Loss		281,488	281,488	286,646	286,646
Securities	(c)	250,366	250,366	263,180	263,180
Derivatives	(c)	31,122	31,122	23,466	23,466
Financial liabilities		**1,153,885**	**1,151,863**	**1,151,237**	**1,150,700**
At Amortized Cost		1,113,858	1,111,836	1,119,734	1,119,197
Deposits	(b)	463,259	463,169	463,424	463,363
Securities sold under repurchase agreements	(a)	298,081	298,081	330,237	330,237
Interbank market funds	(b)	149,978	149,850	134,670	134,533
Institutional market funds	(b)	99,686	97,882	93,974	93,635
Other financial liabilities	(e)	102,854	102,854	97,429	97,429
At Fair Value Through Profit or Loss		35,944	35,944	27,711	27,711
Derivatives	(c)	35,752	35,752	27,519	27,519
Structured notes		192	192	192	192
Provision for Expected Loss		4,083	4,083	3,792	3,792
Loan Commitments		2,975	2,975	2,601	2,601
Financial Guarantees		1,108	1,108	1,191	1,191

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 77,174 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 1,080 (R$ 1,168 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F-87

The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. · Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leasses – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.88 The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. · Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leasses – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.88

Level 2: Input that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.89 Level 2: Input that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.89

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	06/30/2019				12/31/2018			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**210,032**	**35,219**	**2,624**	**247,875**	**224,872**	**34,206**	**2,833**	**261,911**
Investment funds	575	2,826	-	3,401	2,003	2,323	-	4,326
Brazilian government securities	196,697	3,385	-	200,082	213,816	3,242	-	217,058
Government securities – other countries	**2,166**	**673**	**-**	**2,839**	**1,517**	**562**	**-**	**2,079**
Argentina	1,565	-	-	1,565	1,129	-	-	1,129
Chile	462	144	-	606	147	155	-	302
Colombia	-	422	-	422	-	207	-	207
United States	115	-	-	115	117	-	-	117
Italy	-	-	-	-	-	115	-	115
Mexico	10	-	-	10	120	-	-	120
Paraguay	-	2	-	2	-	1	-	1
Uruguay	-	105	-	105	-	84	-	84
Other	14	-	-	14	4	-	-	4
Corporate securities	**10,594**	**28,335**	**2,624**	**41,553**	**7,536**	**28,079**	**2,833**	**38,448**
Negotiable Shares	7,813	2,278	1,173	11,264	6,175	2,003	1,268	9,446
Bank deposit certificates	1	853	-	854	1	968	-	969
Securitized real estate loans	-	-	1,273	1,273	-	-	1,411	1,411
Debentures	1,574	4,938	148	6,660	168	4,707	85	4,960
Eurobonds and others	1,206	73	17	1,296	1,192	173	31	1,396
Financial credit bills	-	19,856	10	19,866	-	19,719	5	19,724
Promissory notes	-	293	-	293	-	435	-	435
Other	-	44	3	47	-	74	33	107
Financial assets at fair value through other comprehensive income	**34,151**	**19,417**	**213**	**53,781**	**30,680**	**18,643**	**-**	**49,323**
Brazilian government securities	31,362	825	-	32,187	27,038	801	-	27,839
Government securities – other countries	**1,907**	**16,458**	**-**	**18,365**	**2,448**	**16,324**	**-**	**18,772**
Germany	22	-	-	22	22	-	-	22
Chile	-	10,511	-	10,511	-	7,653	-	7,653
Colombia	-	3,378	-	3,378	-	5,505	-	5,505
United States	1,754	190	-	1,944	2,425	193	-	2,618
France	-	327	-	327	-	891	-	891
Italy	111	-	-	111	-	-	-	-
Panama	20	-	-	20				-
Paraguay	-	1,433	-	1,433	-	1,529	-	1,529
Uruguay	-	619	-	619	-	553	-	553
Other	-	-	-	-	1	-	-	1
Corporate securities	**882**	**2,134**	**213**	**3,229**	**1,194**	**1,518**	**-**	**2,712**
Negotiable Shares	156	-	-	156	161	-	-	161
Bank deposit certificates	-	375	-	375	-	1,053	-	1,053
Debentures	-	1,230	54	1,284	-	2	-	2
Eurobonds and others	726	529	159	1,414	1,033	463	-	1,496
Financial assets at fair value through profit or loss	**2,491**	**-**	**-**	**2,491**	**1,269**	**-**	**-**	**1,269**
Brazilian government securities	2,491	-	-	2,491	1,269	-	-	1,269
Financial liabilities designated at fair value through profit or loss	**-**	**192**	**-**	**192**	**-**	**192**	**-**	**192**
Structured notes	-	192	-	192	-	192	-	192

The following table presents the breakdown of fair value hierarchy levels for our derivative assets and liabilities.

	06/30/2019				12/31/2018			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**6**	**31,033**	**83**	**31,122**	**15**	**23,309**	**142**	**23,466**
Swap Contract– adjustment receivable	-	20,226	26	20,252	-	12,959	90	13,049
Options Contract	-	3,533	57	3,590	-	4,163	52	4,215
Forwards Contract	-	3,748	-	3,748	-	1,835	-	1,835
Credit derivatives - financial Institutions	-	165	-	165	-	120	-	120
NDF - Non Deliverable Forward	-	2,779	-	2,779	-	3,711	-	3,711
Verification of swap - Companies	-	11	-	11	-	44	-	44
Other derivative financial instruments	6	571	-	577	15	477	-	492
Liabilities	**(8)**	**(35,673)**	**(71)**	**(35,752)**	**(22)**	**(27,471)**	**(26)**	**(27,519)**
Swap Contract – adjustment payable	-	(26,365)	(33)	(26,398)	-	(19,351)	(3)	(19,354)
Options Contract	-	(3,364)	(38)	(3,402)	-	(3,906)	(23)	(3,929)
Forwards Contract	-	(2,459)	-	(2,459)	-	(470)	-	(470)
Credit derivatives - financial Institutions	-	(78)	-	(78)	-	(140)	-	(140)
NDF - Non Deliverable Forward	-	(3,120)	-	(3,120)	-	(3,384)	-	(3,384)
Verification of swap - Companies	-	(234)	-	(234)	-	(162)	-	(162)
Other derivative financial instruments	(8)	(53)	-	(61)	(22)	(58)	-	(80)

There were no significant transfer between Level 1 and Level 2 during the period as of June 30, 2019. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.90

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, inputs from the service provider are analyzes so as to understand their nature. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 54,828 in financial instruments classified as Level 2, on June 30, 2019, a pricing service or brokers were used to price securities to the value of R$ 23,901, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. · Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.91 Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, inputs from the service provider are analyzes so as to understand their nature. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 54,828 in financial instruments classified as Level 2, on June 30, 2019, a pricing service or brokers were used to price securities to the value of R$ 23,901, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. · Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.91

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets designated at fair value	**2,833**	**(372)**	**-**	**42**	**(148)**	**269**	**2,624**	**(490)**
Corporate securities	**2,833**	**(372)**	**-**	**42**	**(148)**	**269**	**2,624**	**(490)**
Negotiable shares	1,268	(95)	-	-	-	-	1,173	(537)
Real estate receivables certificates	1,411	(142)	-	4	-	-	1,273	45
Debentures	85	(131)	-	28	(97)	263	148	2
Eurobonds and others	31	5	-	2	(49)	28	17	-
Financial credit bills	5	-	-	5	-	-	10	-
Other	33	(9)	-	3	(2)	(22)	3	-
Available-for-sale financial assets	**-**	**31**	**(36)**	**50**	**(14)**	**182**	**213**	**1**
Corporate securities	**-**	**31**	**(36)**	**50**	**(14)**	**182**	**213**	**1**
Debentures	-	(2)	6	50	-		54	4
Eurobonds and others	-	33	(42)		(14)	182	159	(3)

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**142**	**(32)**	**-**	**141**	**(89)**	**(79)**	**83**	**7**
Swap Contract– adjustment receivable	90	15	-	-	-	(79)	26	26
Options Contract	52	(47)	-	141	(89)	-	57	(19)
Derivatives - liabilities	**(26)**	**(21)**	**-**	**(108)**	**109**	**(25)**	**(71)**	**(8)**
Swap Contract – adjustment payable	(3)	(18)	-	(12)	25	(25)	(33)	(22)
Options Contract	(23)	(3)	-	(96)	84	-	(38)	14

	Fair value at 12/31/2017	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2018	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets designated at fair value through profit or loss	**3,947**	**(377)**	**-**	**90**	**(353)**	**(474)**	**2,833**	**(618)**
Brazilian government securities	**1**	**(1)**	-	-	-	-	-	-
Corporate securities	**3,946**	**(376)**	-	**90**	**(353)**	**(474)**	**2,833**	**(618)**
Negotiable shares	2,019	34	-	-	**(203)**	(582)	1,268	(442)
Real estate receivables certificates	1,795	(359)	-	57	(89)	7	1,411	19
Debentures	122	(41)	-	-	(53)	57	85	(196)
Eurobonds and others	-	2	-	20	(2)	11	31	-
Financial credit bills	-	-	-		-	5	5	-
Other	10	(12)	-	13	(6)	28	33	1

	Fair value at 12/31/2017	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2018	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - Assets	**436**	**(3)**	**-**	**205**	**(254)**	**(242)**	**142**	**61**
Swap Contract– adjustment receivable	369	(5)	-	-	(30)	(244)	90	61
Options Contract	66	2	-	205	(223)	2	52	-
Other derivative financial instruments	1	-	-	-	(1)	-	-	-
Derivatives - Liabilities	**(103)**	**40**	**-**	**(148)**	**141**	**44**	**(26)**	**6**
Swap Contract – adjustment payable	(102)	(37)	-	-	92	44	(3)	(3)
Options Contract	(1)	77	-	(148)	49	-	(23)	9

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.92

Sensitivity analyses of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for non-linear assets:

Sensitivity – Level 3 Operations		06/30/2019		06/30/2018	12/31/2018
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(0.8)	(0.0)	(0.9)	(1.20)
	II	(20.2)	(0.6)	(23.1)	(29.30)
	III	(39.9)	(1.2)	(46.1)	(57.80)
Shares	I	(58.6)	-	(56.1)	-
	II	(117.3)	-	(112.2)	-
Nonlinear	I	(17.4)	-	(49.1)	-
	II	(20.6)	-	(89.0)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to prices of currencies, commodities and share indices, both up and down, taking the largest losses resulting in each scenario.

Non linear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: There are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.93

Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.94 Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.94

Below are the changes in civil, labor and other risks provisions:

	01/01 to 06/30/2019			
	Civil	Labor	Other risks	Total
Opening balance	**4,426**	**6,821**	**573**	**11,820**
Balance arising from Corpbanca acquisition (Note 3)				-
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(226)	(957)	-	(1,183)
Subtotal	**4,200**	**5,864**	**573**	**10,637**
Adjustment / Interest (Note 23)	83	259	-	342
Changes in the period reflected in income (Note 23)	75	931	(98)	908
Increase	309	1,000	73	1,382
Reversal	(234)	(69)	(171)	(474)
Payment	(780)	(1,073)	-	(1,853)
Subtotal	**3,578**	**5,981**	**475**	**10,034**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	222	986	-	1,208
Closing balance	**3,800**	**6,967**	**475**	**11,242**
Current	**1,546**	**2,755**	**475**	**4,776**
Non-current	**2,254**	**4,212**	**-**	**6,466**
Escrow deposits at 06/30/2019 (Note 18a)				

	01/01 to 06/30/2018			
	Civil	Labor	Other risks	Total
Opening balance	**5,300**	**7,283**	**150**	**12,733**
Effect of change in consolidation criteria	(243)	(998)	-	(1,241)
Balance arising from the merger with Corpbanca (Note 3a)	-	-	-	-
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	-	-	-	-
Subtotal	**5,057**	**6,285**	**150**	**11,492**
Adjustment / Interest (Note 23)	60	253	-	313
Changes in the period reflected in income (Note 23)	137	742	261	1,140
Increase	372	838	261	1,471
Reversal	(235)	(96)	-	(331)
Payment	(578)	(1,229)	-	(1,807)
Subtotal	**4,676**	**6,051**	**411**	**11,138**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	208	983	-	1,191
Closing balance	**4,884**	**7,034**	**411**	**12,329**
Current	**1,284**	**3,003**	**411**	**4,698**
Non-current	**3,600**	**4,031**		**7,631**
Escrow deposits at 06/30/2018 (Note 18a)				

(*) Civil provisions include the provision for economic plans amounting to R$ 184.

IV- Tax proceedings and legal obligations

Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.95

The table below shows the changes in the provisions: 01/01 to 01/01 to 06/30/2019 06/30/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (66) Subtotal 6,727 6,937 (*) Adjustment / Interest 243 192 Changes in the period reflected in income (62) (55) (*) Increase 207 245 (*) Reversal (269) (300) (55) (278) Payment Subtotal 6,853 6,796 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 67 6,922 6,863 Closing balance Current 100 183 Non-current 6,822 6,680 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.96 The table below shows the changes in the provisions: 01/01 to 01/01 to 06/30/2019 06/30/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (66) Subtotal 6,727 6,937 (*) Adjustment / Interest 243 192 Changes in the period reflected in income (62) (55) (*) Increase 207 245 (*) Reversal (269) (300) (55) (278) Payment Subtotal 6,853 6,796 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 67 6,922 6,863 Closing balance Current 100 183 Non-current 6,822 6,680 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.96

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,365: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,354; · INSS – Non-compensatory amounts – R$ 671: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 620. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,185 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 188 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 27,936, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 6,209: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,025: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,961: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,968: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,809: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,534: defending the deductibility of interest paid to stockholders at the Brazilian long term interest rate (TJLP) on stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,211: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,132: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 678 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.97 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,365: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,354; · INSS – Non-compensatory amounts – R$ 671: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 620. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,185 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 188 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 27,936, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 6,209: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,025: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,961: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,968: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,809: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,534: defending the deductibility of interest paid to stockholders at the Brazilian long term interest rate (TJLP) on stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,211: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,132: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 678 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.97

d) Accounts Receivables – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 1,023 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	06/30/2019				12/31/2018
	Civil	Labor	Tax (*)	Total	Total
Deposits in guarantee	1,522	2,427	10,443	14,392	13,534
Quotas	769	599	325	1,693	2,169
Surety	59	163	1,626	1,848	1,880
Insurance bond	1,672	702	11,060	13,434	12,103
Guarantee by government securities	40	-	503	543	539
Total	**4,062**	**3,891**	**23,957**	**31,910**	**30,225**

(*) Deposits in guarantee, in favorable withdrawal status, totaled the amount of R$ 760 at June 30, 2019.

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.98

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. · Trading + Institutional Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Trading segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.99 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. · Trading + Institutional Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Trading segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.99

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: · Requirements for impairment testing of financial assets are based on the expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.100 Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: · Requirements for impairment testing of financial assets are based on the expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.100

b) Consolidated Statement of Managerial Result

ITAÚ UNIBANCO HOLDING S.A.
From April 1 to June 30, 2019

	Retail Banking	Wholesale Banking	Trading + Institutional	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**19,477**	**7,506**	**2,509**	**29,492**	**(739)**	**28,753**
Net interest [1]	11,529	4,728	2,194	18,451	(445)	18,006
Revenue from services	6,224	2,665	174	9,063	358	9,421
Income related to insurance and private pension operations before claim and selling expenses	1,724	113	141	1,978	(1,009)	969
Other revenues	-	-	-	-	357	357
Cost of Credit	**(3,940)**	**(105)**	**-**	**(4,045)**	**804**	**(3,241)**
Claims	**(282)**	**(15)**	**-**	**(297)**	**-**	**(297)**
Operating margin	**15,255**	**7,386**	**2,509**	**25,150**	**65**	**25,215**
Other operating income / (expenses)	**(10,289)**	**(3,799)**	**(344)**	**(14,432)**	**(1,192)**	**(15,624)**
Non-interest expenses [2]	(9,063)	(3,448)	(164)	(12,675)	(1,355)	(14,030)
Tax expenses for ISS, PIS and COFINS and other	(1,226)	(351)	(180)	(1,757)	(185)	(1,942)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	348	348
Net income before income tax and social contribution	**4,966**	**3,587**	**2,165**	**10,718**	**(1,127)**	**9,591**
Income tax and social contribution	(1,708)	(1,076)	(623)	(3,407)	506	(2,901)
Non-controlling interest in subsidiaries	(60)	(202)	(15)	(277)	114	(163)
Net income	**3,198**	**2,309**	**1,527**	**7,034**	**(507)**	**6,527**
Total assets (*) - 06/30/2019	**1,044,330**	**664,352**	**143,840**	**1,678,378**	**(112,067)**	**1,566,311**
Total liabilities - 06/30/2019	**1,004,244**	**608,314**	**101,711**	**1,540,126**	**(117,628)**	**1,422,498**
(*) Includes:						
Investments in associates and joint ventures	1,765	-	11,144	12,909	(591)	12,318
Fixed assets, net	5,330	1,018	-	6,348	898	7,246
Goodwill and Intangible assets, net	6,733	8,038	-	14,771	4,879	19,650

(1) Includes interest and similar income, expenses and dividend of R$ 15,205, net gains (loss) on investment securities and derivatives of R$ 1,645 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,156.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,128).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.101

ITAÚ UNIBANCO HOLDING S.A.
From April 1 to June 30, 2018

	Retail Banking	Wholesale Banking	Trading + Institutional	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**18,111**	**7,454**	**2,455**	**28,020**	**(6,844)**	**21,176**
Interest margin [1]	10,072	4,821	2,402	17,295	(6,427)	10,868
Revenue from services	6,236	2,470	20	8,726	357	9,083
Income related to insurance and private pension operations before claim and selling expenses	1,803	163	33	1,999	(1,022)	977
Other revenues	-	-	-	-	248	248
Cost of Credit	**(3,111)**	**(490)**	**1**	**(3,600)**	**171**	**(3,429)**
Claims	**(317)**	**(18)**	**-**	**(335)**	**-**	**(335)**
Operating margin	**14,683**	**6,946**	**2,456**	**24,085**	**(6,673)**	**17,412**
Other operating income / (expenses)	**(10,025)**	**(3,754)**	**(155)**	**(13,934)**	**(1,103)**	**(15,037)**
Non-interest expenses [2]	(8,841)	(3,407)	(32)	(12,280)	(1,780)	(14,060)
Tax expenses for ISS, PIS and COFINS and Other	(1,184)	(347)	(123)	(1,654)	514	(1,140)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	163	163
Net income before income tax and social contribution	**4,658**	**3,192**	**2,301**	**10,151**	**(7,776)**	**2,375**
Income tax and social contribution	(1,747)	(996)	(753)	(3,496)	7,015	3,519
Non-controlling interest in subsidiaries	(43)	(222)	(8)	(273)	119	(154)
Net income	**2,868**	**1,974**	**1,540**	**6,382**	**(642)**	**5,740**
Total assets (*) - 12/31/2018	**1,042,145**	**655,393**	**142,853**	**1,649,613**	**(96,816)**	**1,552,797**
Total liabilities - 12/31/2018	**1,005,194**	**597,528**	**93,546**	**1,505,490**	**(103,159)**	**1,402,331**
(*) Includes:						
Investments in associates and joint ventures	1,220	-	11,438	12,658	(639)	12,019
Fixed assets, net	5,526	879	-	6,405	897	7,302
Goodwill and Intangible assets, net	6,845	8,178	-	15,023	4,306	19,329

(1) Includes interest and similar income,expenses and dividend of R$ 16,380 , net gains (loss) on investment securities and derivatives of R$ (7,103) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,591.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (820).

(3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.102

b) Consolidated Statement of Managerial Result

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to June 30, 2019

	Retail Banking	Wholesale Banking	Trading + Insitutional	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**38,046**	**14,620**	**5,034**	**57,700**	**(651)**	**57,049**
Interest margin [1]	22,182	9,330	4,607	36,119	(617)	35,502
Banking service fees	12,436	5,032	217	17,685	875	18,560
Income related to insurance and private pension operations before claim and selling expenses	3,428	258	210	3,896	(1,830)	2,066
Other revenues	-	-	-	-	921	921
Cost of Credit	**(7,604)**	**(244)**	**-**	**(7,848)**	**1,256**	**(6,592)**
Claims	**(570)**	**(26)**	**-**	**(596)**	**(31)**	**(627)**
Operating margin	**29,872**	**14,350**	**5,034**	**49,256**	**574**	**49,830**
Other operating income / (expenses)	**(20,191)**	**(7,452)**	**(631)**	**(28,274)**	**(2,427)**	**(30,701)**
Non-interest expenses [2]	(17,774)	(6,780)	(282)	(24,836)	(2,676)	(27,512)
Tax expenses for ISS, PIS and COFINS and Other	(2,417)	(672)	(349)	(3,438)	(328)	(3,766)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	577	577
Net income before income tax and social contribution	**9,681**	**6,898**	**4,403**	**20,982**	**(1,853)**	**19,129**
Income tax and social contribution	(3,295)	(2,013)	(1,288)	(6,596)	1,060	(5,536)
Non-controlling interest in subsidiaries	(114)	(337)	(24)	(475)	156	(319)
Net income	**6,272**	**4,548**	**3,091**	**13,911**	**(637)**	**13,274**
Total assets (*) - 06/30/2019	**1,044,330**	**664,352**	**143,840**	**1,678,378**	**(112,067)**	**1,566,311**
Total liabilities - 06/30/2019	**1,004,244**	**608,314**	**101,711**	**1,540,126**	**(117,628)**	**1,422,498**
(*) Includes:						
Investments in associates and joint ventures	1,765	-	11,144	12,909	(591)	12,318
Fixed assets, net	5,330	1,018	-	6,348	898	7,246
Goodwill and Intangible assets, net	6,733	8,038	-	14,771	4,879	19,650

(1) Includes interest and similar income, expenses and dividend of R$ 30,815, net gains (loss) on investment securities and derivatives of R$ 3,228 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,459.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,261).

(3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.103

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to June 30, 2018

	Retail Banking	Wholesale Banking	Trading + Institutional	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**35,804**	**14,275**	**5,367**	**55,446**	**(6,861)**	**48,585**
Interest margin [1]	19,788	9,252	5,253	34,293	(6,420)	27,873
Banking service fees	12,471	4,743	41	17,255	725	17,980
Income related to insurance and private pension operations before claim and selling expenses	3,545	280	73	3,898	(1,869)	2,029
Other revenues	-	-	-	-	703	703
Cost of Credit	**(5,891)**	**(1,497)**	**-**	**(7,388)**	**861**	**(6,527)**
Claims	**(577)**	**(37)**	**-**	**(614)**	**-**	**(614)**
Operating margin	**29,336**	**12,741**	**5,367**	**47,444**	**(6,000)**	**41,444**
Other operating income / (expenses)	**(19,539)**	**(7,411)**	**(367)**	**(27,317)**	**(2,189)**	**(29,506)**
Non-interest expenses [2]	(17,164)	(6,748)	(63)	(23,975)	(2,889)	(26,864)
Tax expenses for ISS, PIS and COFINS and Other	(2,375)	(663)	(304)	(3,342)	410	(2,932)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	290	290
Net income before income tax and social contribution	**9,797**	**5,330**	**5,000**	**20,127**	**(8,189)**	**11,938**
Income tax and social contribution	(3,669)	(1,584)	(1,704)	(6,957)	7,470	513
Non-controlling interest in subsidiaries	(87)	(265)	(17)	(369)	47	(322)
Net income	**6,041**	**3,481**	**3,279**	**12,801**	**(672)**	**12,129**
Total assets (*) - 12/31/2018	**1,042,145**	**655,393**	**142,853**	**1,649,613**	**(96,816)**	**1,552,797**
Total liabilities - 12/31/2018	**1,005,194**	**597,528**	**93,546**	**1,505,490**	**(103,159)**	**1,402,331**
(*) Includes:						
Investments in associates and joint ventures	1,220	-	11,438	12,658	(639)	12,019
Fixed assets, net	5,526	879	-	6,405	897	7,302
Goodwill and Intangible assets, net	6,845	8,178	-	15,023	4,306	19,329

(1) Includes interest and similar income,expenses and dividend of R$ 32,329, net gains (loss) on investment securities and derivatives of R$ (5,902) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,446.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,622).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.104

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	06/30/2019			12/31/2018		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	14,564	12,332	26,896	15,435	11,196	26,631

	01/01 to 06/30/2019			01/01 to 06/30/2018		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	62,419	12,167	74,586	48,811	12,370	61,181
Income related to insurance and private pension operations before claim and selling expenses	1,999	67	2,066	1,948	81	2,029
Banking service fees	16,753	1,807	18,560	16,249	1,731	17,980

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad.

(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;
- The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.;
- Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.;
- Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;
- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Itaú Social Foundation – manages the "Itaú Social Program", which aims at coordinating the organization's role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports current projects and initiatives arranged or sponsored by accredited entities of the Itaú Social Program.

  Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad.

  Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

  Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions.

  Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.105

· Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 12/31/2018 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Loan operations 102 144 3 5 4 6 2.35% to 6% Alpargatas S.A. 28 49 1 5 1 6 113% CDI Other 74 95 2 - 3 - Deposits - (70) (1) - (1) - Olímpia Promoção e Serviços S.A. - - (1) - (1) - Other - (70) - - - - Deposits received under securities repurchase agreements (182) (29) (3) (1) (6) (1) 76% to 97.5% CDI Duratex S.A. (45) (19) (1) (1) (1) (1) 75% to 96% CDI Other (137) (10) (2) - (5) - Amounts receivable from (payable to) related companies / Banking service fees (expenses) (130) (92) (31) 11 (18) 22 Itaú Unibanco Foundation - Supplemtary Pensions (98) (98) 14 13 27 25 Other (32) 6 (45) (2) (45) (3) Rent revenues (expenses) - - (11) (14) (23) (26) Itaú Unibanco Foundation - Supplemtary Pensions - - (9) (12) (18) (21) Other - - (2) (2) (5) (5) Donation expenses - - - (38) (35) (63) Itaú Cultural Institute - - - (38) (35) (63) Sponsorship expenses - - - (1) - (20) Itaú Cubo Coworking Association - - - - - (19) Itaú Viver Mais Association - - - (1) - (1) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Fees (137) (118) (275) (258) Profit sharing (81) (60) (173) (104) Post-employment benefits (1) (2) (5) (5) Share-based payment plan (52) (71) (134) (103) (271) (251) (587) (470) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.106 · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 12/31/2018 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Loan operations 102 144 3 5 4 6 2.35% to 6% Alpargatas S.A. 28 49 1 5 1 6 113% CDI Other 74 95 2 - 3 - Deposits - (70) (1) - (1) - Olímpia Promoção e Serviços S.A. - - (1) - (1) - Other - (70) - - - - Deposits received under securities repurchase agreements (182) (29) (3) (1) (6) (1) 76% to 97.5% CDI Duratex S.A. (45) (19) (1) (1) (1) (1) 75% to 96% CDI Other (137) (10) (2) - (5) - Amounts receivable from (payable to) related companies / Banking service fees (expenses) (130) (92) (31) 11 (18) 22 Itaú Unibanco Foundation - Supplemtary Pensions (98) (98) 14 13 27 25 Other (32) 6 (45) (2) (45) (3) Rent revenues (expenses) - - (11) (14) (23) (26) Itaú Unibanco Foundation - Supplemtary Pensions - - (9) (12) (18) (21) Other - - (2) (2) (5) (5) Donation expenses - - - (38) (35) (63) Itaú Cultural Institute - - - (38) (35) (63) Sponsorship expenses - - - (1) - (20) Itaú Cubo Coworking Association - - - - - (19) Itaú Viver Mais Association - - - (1) - (1) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Fees (137) (118) (275) (258) Profit sharing (81) (60) (173) (104) Post-employment benefits (1) (2) (5) (5) Share-based payment plan (52) (71) (134) (103) (271) (251) (587) (470) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.106

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. · Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.107 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. · Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.107

· Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. · Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, shareholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.108 · Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. · Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, shareholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.108

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.109 For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.109

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, for which the figure is 45 days, due to the payment dynamics for onlending.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.

(*) For the real estate loans portfolio, the figure is 180 days with no payments made.

1.4 Maximum Exposure of Financial Assets to Credit Risk

	06/30/2019			12/31/2018		
	Brazil	**Abroad**	**Total**	**Brazil**	**Abroad**	**Total**
Financial Assets	**1,030,988**	**315,187**	**1,346,175**	**1,027,193**	**303,535**	**1,330,728**
At Amortized Cost	762,099	248,807	1,010,906	756,993	237,766	994,759
Interbank deposits	7,951	22,139	30,090	6,239	20,181	26,420
Securities purchased under agreements to resell	256,443	1,549	257,992	279,353	783	280,136
Securities	98,503	19,843	118,346	90,234	20,161	110,395
Loan operations and lease operations	359,406	196,952	556,358	345,501	190,590	536,091
Other financial assets	64,427	15,384	79,811	61,875	13,215	75,090
(-) Provision for Expected Loss	(24,631)	(7,060)	(31,691)	(26,209)	(7,164)	(33,373)
At Fair Value Through Other Comprehensive Income	20,345	33,436	53,781	9,089	40,234	49,323
Securities	20,345	33,436	53,781	9,089	40,234	49,323
At Fair Value Through Profit or Loss	248,544	32,944	281,488	261,111	25,535	286,646
Securities	237,449	12,917	250,366	252,819	10,361	263,180
Derivatives	11,095	20,027	31,122	8,292	15,174	23,466
Financial liabilities - provision for expected loss	3,618	465	4,083	3,355	437	3,792
Loan Commitments	2,625	350	2,975	2,289	312	2,601
Financial Guarantees	993	115	1,108	1,066	125	1,191
Off balance sheet	323,605	50,052	373,657	300,522	49,173	349,695
Financial Guarantees	51,998	12,661	64,659	53,443	12,662	66,105
Letters of credit to be released	12,515	-	12,515	10,747	-	10,747
Loan commitments	259,092	37,391	296,483	236,332	36,511	272,843
Mortgage loans	3,755	-	3,755	3,403	-	3,403
Overdraft accounts	116,973	-	116,973	110,454	-	110,454
Credit cards	136,722	2,703	139,425	120,862	2,961	123,823
Other pre-approved limits	1,642	34,688	36,330	1,613	33,550	35,163
Total	**1,350,975**	**364,774**	**1,715,749**	**1,324,360**	**352,271**	**1,676,631**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.110

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial collaterals and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

1.4.1. By business sector

Loans and Financial Lease Operations

	06/30/2019	%	12/31/2018	%
Industry and commerce	122,887	22.1	115,225	21.5
Services	120,143	21.6	119,487	22.3
Other sectors	28,362	5.1	29,388	5.5
Individuals	284,966	51.2	271,991	50.7
Total	**556,358**	100.0	**536,091**	**100.0**

Other financial assets (*)

	06/30/2019	%	12/31/2018	%
Public sector	324,395	43.7	330,730	43.9
Services	105,504	14.3	92,562	12.3
Other sectors	23,716	3.2	23,072	3.1
Financial	288,082	38.8	306,556	40.7
Total	**741,697**	**100.0**	**752,920**	**100.0**

(*) Includes Financial Assets at Fair Value through Profit and Loss Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for loans and financial lease operations.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.111

1.4.2 By type and classification of credit risk

Operations and lease operations

06/30/2019	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	185,062	191,571	858	377,491	19,305	7,593	-	26,898	19,294	708	-	20,002	223,661	199,872	858	424,391
Corporate	92,739	18,098	44,922	155,759	1,217	32	708	1,957	8,564	105	3,727	12,396	102,520	18,235	49,357	170,112
Micro/Small and medium companies	63,853	44,643	2,952	111,448	6,377	2,055	44	8,476	5,352	204	48	5,604	75,582	46,902	3,044	125,528
Foreign loans - Latin America	133,307	29,517	10,942	173,766	15,384	1,668	343	17,395	5,904	289	115	6,308	154,595	31,474	11,400	197,469
Total	474,961	283,829	59,674	818,464	42,283	11,348	1,095	54,726	39,114	1,306	3,890	44,310	556,358	296,483	64,659	917,500
%	58.0%	34.8%	7.2%	100.0%	77.3%	20.7%	2.0%	100.0%	88.3%	2.9%	8.8%	100.0%	60.6%	32.4%	7.0%	100.0%

12/31/2018	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	177,488	174,666	1,014	353,168	17,029	6,784	-	23,813	18,047	687	-	18,734	212,564	182,137	1,014	395,715
Corporate	90,716	16,054	45,361	152,131	2,222	83	1,681	3,986	9,705	143	4,148	13,996	102,643	16,280	51,190	170,113
Micro/Small and medium companies	57,099	40,105	2,472	99,676	5,875	1,834	69	7,778	5,838	185	94	6,117	68,812	42,124	2,635	113,571
Foreign loans - Latin America	134,323	29,090	10,842	174,255	11,768	2,969	395	15,132	5,981	243	29	6,253	152,072	32,302	11,266	195,640
Total	459,626	259,915	59,689	779,230	36,894	11,670	2,145	50,709	39,571	1,258	4,271	45,100	536,091	272,843	66,105	875,039
%	59.0%	33.3%	7.7%	100.0%	72.8%	23.0%	4.2%	100.0%	87.7%	2.8%	9.5%	100.0%	61.3%	31.1%	7.6%	100.0%

Internal Rating	06/30/2019				12/31/2018			
	Stage 1	Stage 2	Stage 3	Total loans	Stage 1	Stage 2	Stage 3	Total loans
Lower Risk	402,045	4,300	-	399,128	385,847	4,536	-	382,925
Satisfactory	71,946	19,494	-	91,440	72,921	19,723	-	92,644
Higher Risk	970	18,489	-	26,676	859	12,635	-	20,951
Credit-Impaired	-	-	39,114	39,114	-	-	39,571	39,571
Total	**474,961**	**42,283**	**39,114**	**556,358**	**459,626**	**36,894**	**39,571**	**536,091**
%	**85.4**	**7.6**	**7.0**	**100.0**	**85.7**	**6.9**	**7.4**	**100.0**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.112

Other financial assets

	06/30/2019						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**3,401**	**3,455**	**3,206**	**-**	**-**	**908**	**195**
Government securities	**324,233**	**320,774**	**324,233**	**-**	**-**	**-**	**-**
Brazilian government	289,883	286,352	289,883	-	-	-	-
Other Public	-	36	-	-	-	-	-
Other countries	34,350	34,386	34,350	-	-	-	-
Argentina	1,565	1,555	1,565	-	-	-	-
United States	2,059	2,064	2,059	-	-	-	-
Mexico	6,003	6,003	6,003	-	-	-	-
Italy	111	111	111	-	-	-	-
Spain	3,105	3,105	3,105	-	-	-	-
Korea	3,432	3,432	3,432	-	-	-	-
Chile	11,423	11,362	11,423	-	-	-	-
Paraguay	1,435	1,578	1,435	-	-	-	-
Uruguay	739	742	739	-	-	-	-
Colombia	4,095	4,051	4,095	-	-	-	-
France	327	327	327	-	-	-	-
Panama	20	20	20	-	-	-	-
Germany	22	22	22	-	-	-	-
Other	14	14	14	-	-	-	-
Corporate securities	**91,941**	**87,335**	**87,567**	**604**	**332**	**6,859**	**4,042**
Rural product note	4,197	4,065	4,057	42	38	188	102
Real estate receivables certificates	9,039	8,953	8,998	19	19	22	22
Bank deposit certificate	1,244	1,244	1,244	-	-	-	-
Debentures	37,790	33,740	33,621	343	261	6,448	3,908
Eurobonds and other	4,388	4,370	4,388	-	-	-	-
Financial bills	19,866	19,861	19,861	5	5	-	-
Promissory notes	2,557	2,560	2,557	-	-	-	-
Others	12,860	12,542	12,841	195	9	201	10
Total	**419,575**	**411,564**	**415,006**	**604**	**332**	**7,767**	**4,237**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.113

	12/31/2018						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**4,326**	**4,335**	**4,129**	**-**	**-**	**918**	**197**
Government securities	**327,720**	**325,734**	**327,546**	**232**	**174**	**-**	**-**
Brazilian government	300,172	298,120	299,998	232	174	-	-
Other countries	27,548	27,614	27,548	-	-	-	-
Argentina	1,129	1,121	1,129	-	-	-	-
United States	2,754	2,770	2,754	-	-	-	-
Mexico	2,378	2,378	2,378	-	-	-	-
Italy	115	115	115	-	-	-	-
Spain	2,411	2,411	2,411	-	-	-	-
Korea	1,385	1,385	1,385	-	-	-	-
Chile	8,211	8,204	8,211	-	-	-	-
Paraguay	1,530	1,602	1,530	-	-	-	-
Uruguay	652	656	652	-	-	-	-
Colombia	6,065	6,054	6,065	-	-	-	-
France	891	891	891	-	-	-	-
Germany	22	22	22	-	-	-	-
Other	5	5	5	-	-	-	-
Corporate securities	**87,206**	**82,438**	**82,301**	**3,908**	**2,937**	**4,957**	**1,968**
Rural product note	4,003	3,855	3,848	-	-	326	155
Real estate receivables certificates	10,926	10,419	10,436	55	55	793	435
Bank deposit certificate	2,145	2,145	2,145	-	-	-	-
Debentures	30,950	27,306	27,068	3,323	2,557	3,563	1,325
Eurobonds and other	6,895	6,950	6,895	-	-	-	-
Financial bills	19,724	19,724	19,724	-	-	-	-
Promissory notes	1,490	1,465	1,463	15	15	24	12
Others	11,073	10,574	10,722	515	310	251	41
Total	**419,252**	**412,507**	**413,976**	**4,140**	**3,111**	**5,875**	**2,165**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.114

Other Financial Assets - Internal Classification by Level of Risk

06/30/2019					
	Financial Assets - At Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Low	288,082	112,158	280,920	53,781	734,941
Medium	-	3,583	167	-	3,750
High	-	2,605	401	-	3,006
Total	**288,082**	**118,346**	**281,488**	**53,781**	**741,697**
%	**38.8**	**16.0**	**38.0**	**7.2**	**100.0**

(*) Includes Derivatives in the amount of R$ 31,122 at 06/30/2019.

12/31/2018					
	Financial Assets - At Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Low	306,556	103,157	284,896	49,323	743,932
Medium	-	3,645	1,340	-	4,985
High	-	3,593	410	-	4,003
Total	**306,556**	**110,395**	**286,646**	**49,323**	**752,920**
%	**40.6**	**14.7**	**38.1**	**6.6**	**100.0**

(*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.115

1.4.3 Collateral for loans and financial lease operations

	06/30/2019				12/31/2018			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**62,242**	**163,075**	**1,275**	**1,200**	**57,842**	**145,775**	**1,054**	**993**
Personal [1]	762	2,358	858	810	643	1,949	753	711
Vehicles [2]	15,897	35,433	414	389	15,173	35,266	298	280
Mortgage loans [3]	45,583	125,284	3	1	42,026	108,560	3	2
Micro/Small and medium companies [4]	**112,674**	**371,116**	**10,793**	**7,859**	**112,508**	**293,724**	**13,870**	**10,267**
Foreign loans - Latin America [4]	**119,788**	**253,179**	**11,420**	**3,485**	**117,094**	**246,462**	**11,242**	**3,758**
Total	**294,704**	**787,370**	**23,488**	**12,544**	**287,444**	**685,961**	**26,166**	**15,018**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loans and financial lease operations, R$ 238,166 (R$ 222,481 at 12/31/2018) represented unsecured loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.116

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 182 (R$ 219 from 01/01 to 06/30/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of shareholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.117 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 182 (R$ 219 from 01/01 to 06/30/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of shareholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.117

· Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. The document “Public Access Report – Market Risk“, which includes the guidelines established by our market risk control policy, is not an integral part of the financial statements, but may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see the chapter on Market Risk in the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From January 1 to June 30, 2019, the average total VaR in Historical Simulation was R$ 373.4 ou 0.29% of total stockholders’ equity (R$ 399.3 or 0.26% of total stockholders’ equity 01/01 to 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.118 · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. The document “Public Access Report – Market Risk“, which includes the guidelines established by our market risk control policy, is not an integral part of the financial statements, but may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see the chapter on Market Risk in the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From January 1 to June 30, 2019, the average total VaR in Historical Simulation was R$ 373.4 ou 0.29% of total stockholders’ equity (R$ 399.3 or 0.26% of total stockholders’ equity 01/01 to 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.118

	VaR Total (Historical Simulation) *(Reais million)*							
	06/30/2019 [(1)]				12/31/2018 [(1)]			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by risk factor group								
Interest rates	846.0	727.7	959.7	813.7	851.4	720.0	1,042.9	898.4
Currencies	29.8	12.3	53.7	12.3	24.7	12.7	45.2	37.3
Shares	35.2	18.4	57.4	26.4	39.2	23.6	58.5	50.1
Commodities	1.6	0.7	3.0	1.7	1.6	0.6	3.1	1.0
Effect of diversification				(524.2)				(605.3)
Total risk	**373.4**	**297.8**	**471.9**	**329.9**	**399.3**	**294.7**	**603.6**	**381.5**

(1) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.119

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	06/30/2019						12/31/2018					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**263,517**	**384,252**	**124,154**	**409,574**	**200,079**	**1,381,576**	**277,164**	**394,168**	**100,598**	**404,069**	**197,904**	**1,373,903**
Central Bank compulsory deposits	86,444	-	-	-	-	86,444	88,548	-	-	-	-	88,548
At amortized cost												
Interbank deposits	21,546	4,852	2,015	1,634	41	30,088	19,181	4,815	1,730	688	-	26,414
Securities purchased under agreements to resell	47,400	210,270	-	183	136	257,989	64,677	215,352	-	12	91	280,132
Securities	1,475	8,122	10,716	52,714	42,401	115,428	1,007	7,320	5,792	50,969	41,661	106,749
Loan and lease operations	82,721	147,125	80,847	170,277	75,388	556,358	78,709	140,057	70,792	167,517	79,016	536,091
At fair value through other comprehensive income	1,273	4,123	4,712	28,910	14,763	53,781	1,915	4,743	4,026	21,649	16,990	49,323
At fair value through profit and loss												
Securities	17,867	6,511	21,694	144,270	60,024	250,366	19,140	17,810	15,945	154,171	56,114	263,180
Derivatives	4,791	3,249	4,170	11,586	7,326	31,122	3,987	4,071	2,313	9,063	4,032	23,466
Financial liabilities	**532,745**	**84,521**	**81,193**	**278,802**	**73,199**	**1,050,460**	**514,263**	**89,354**	**70,062**	**319,392**	**60,367**	**1,053,438**
At amortized cost												
Deposits	269,452	31,054	15,319	146,409	1,025	463,259	248,913	36,856	22,063	146,288	9,304	463,424
Securities sold under repurchase agreements	240,215	4,661	2,625	25,115	25,465	298,081	254,052	9,713	7,756	40,877	17,839	330,237
Interbank market funds	16,917	33,493	48,878	47,748	2,942	149,978	7,438	33,869	31,869	58,375	3,119	134,670
Institutional market funds	1,934	10,790	8,024	41,722	37,216	99,686	314	3,631	4,579	58,513	26,937	93,974
Capitalization plans	384	1,234	985	909	-	3,512	374	1,202	960	886	-	3,422
At fair value through profit and loss												
Derivatives	3,843	3,274	5,342	16,822	6,471	35,752	3,168	4,070	2,815	14,360	3,106	27,519
Structured notes	-	15	20	77	80	192	4	13	20	93	62	192
Difference assets / liabilities (1)	(269,228)	299,731	42,961	130,772	126,880	331,116	(237,099)	304,814	30,536	84,677	137,537	320,465
Cumulative difference	**(269,228)**	**30,503**	**73,464**	**204,236**	**331,116**		**(237,099)**	**67,715**	**98,251**	**182,928**	**320,465**	
Ratio of cumulative difference to total interest-bearing assets	(19.5%)	2.2%	5.3%	14.8%	24.0%		(17.3%)	4.9%	7.2%	13.3%	23.3%	

(1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.120

2.1.2 Currency risk

The table below shows the accounting exposure to currency risk of financial assets and liabilities and reflects ITAÚ UNIBANCO HOLDING's currency risk management.

	06/30/2019			
	Dollar	Chilean Peso	Other	Total
Net exposure of financial instruments	(54,203)	8,381	14,976	(30,846)

	12/31/2018			
	Dollar	Chilean Peso	Other	Total
Net exposure of financial instruments	(38,190)	7,647	15,418	(15,125)

2.1.3 Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities.

3. Liquidity risk

The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.

The document Public Access Report - Liquidity Risk, that expresses our internal policy guidelines on liquidity risk, is not part of the financial statements, but may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

- Different scenarios projected for changes in liquidity;
- Different scenarios projected for changes in liquidity;
- Contingency plans for crisis situations;
- Reports and charts that describe the risk positions;
- Assessment of funding costs and alternative sources of funding;
- Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.121

3.1 Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers' funds, 42.7% or R$ 277.9 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	06/30/2019			12/31/2018		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	269,451	463,259	-	248,913	463,424	-
Demand deposits	73,352	73,352	11.3	72,581	72,581	11.2
Savings deposits	137,568	137,568	21.1	136,865	136,865	21.2
Time deposits	57,841	250,522	38.5	37,784	251,300	38.9
Other	690	1,817	0.3	1,683	2,678	0.4
Proceeds of acceptances and securities issues (1)	6,915	125,336	19.3	2,285	111,566	17.3
Funds from own issue (2)	1,486	10,427	1.6	1,831	21,417	3.3
Subordinated debt	13	51,968	8.0	2	49,313	7.6
Total	**277,865**	**650,990**	**100.0**	**253,031**	**645,720**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2019, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets (cash and cash equivalents, securities purchased under agreements to resell - funded position and government securities – free as shown in the table Undiscounted future flows – Financial assets) totaled R$ 161.7 billion and accounted for 58.2% of the short term redeemable obligations, 24.8% of total funding, and 15.9% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	06/30/2019 %	12/31/2018 %
Net assets (1) / customers funds within 30 days (2)	58.2	62.7
Net assets (1) / total customers funds (3)	24.8	24.6
Net assets (1) / total financial assets (4)	15.9	15.8

(1) Net assets: Cash and cash equivalents, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets;

(2) Table Funding from customers table (Total Funding from customers 0-30 days);

(3) Table funding from customers (Total funding from customers);

(4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,017,685 (R$ 1,001,240 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.122

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	06/30/2019					12/31/2018				
Financial assets [1]	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**
Cash and cash equivalents	**33,242**	**-**	**-**	**-**	**33,242**	**37,159**	**-**	**-**	**-**	**37,159**
Interbank investments	**78,894**	**196,878**	**1,414**	**468**	**277,654**	**115,278**	**182,606**	**468**	**322**	**298,674**
Securities purchased under agreements to resell – Funded position [2]	19,602	-	-	-	19,602	45,335	-	-	-	45,335
Securities purchased under agreements to resell – Financed position	37,738	189,849	-	-	227,587	50,741	175,857	-	10	226,608
Interbank deposits [4]	21,554	7,029	1,414	468	30,465	19,202	6,749	468	312	26,731
Securities	**113,115**	**10,513**	**10,437**	**89,627**	**223,692**	**82,144**	**17,255**	**17,853**	**98,531**	**215,783**
Government securities - available	104,663	308	299	4,928	110,198	72,026	292	292	5,315	77,925
Government securities – under repurchase commitments	474	2,681	6,421	25,641	35,217	52	6,321	12,671	32,811	51,855
Private securities - available	7,978	7,329	2,766	46,273	64,346	10,066	9,406	4,185	49,003	72,660
Private securities – under repurchase commitments	-	195	951	12,785	13,931	-	1,236	705	11,402	13,343
Derivative financial instruments	**4,791**	**7,419**	**4,748**	**14,164**	**31,122**	**3,987**	**6,384**	**4,069**	**9,026**	**23,466**
Net position	**4,791**	**7,419**	**4,748**	**14,164**	**31,122**	**3,987**	**6,384**	**4,069**	**9,026**	**23,466**
Swaps	54	2,700	4,018	13,480	20,252	705	1,132	2,881	8,331	13,049
Options	559	2,277	544	210	3,590	1,167	1,890	975	183	4,215
Forwards (onshore)	2,910	833	5	-	3,748	893	942	-	-	1,835
Other derivatives financial instruments	1,268	1,609	181	474	3,532	1,222	2,420	213	512	4,367
Loans and financial operations operationss [3]	**73,639**	**172,069**	**89,715**	**235,373**	**570,796**	**68,829**	**166,503**	**88,138**	**241,919**	**565,389**
Total financial assets	**303,681**	**386,879**	**106,314**	**339,632**	**1,136,506**	**307,397**	**372,748**	**110,528**	**349,798**	**1,140,471**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,851 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 6,544 (R$ 5,120 at 12/31/2018) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.

(3) Net of payment to merchants of R$ 61,708 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 3,385 (R$ 3,993 at 12/31/2018).

(4) Includes R$ 15,381 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.123

Undiscounted future flows, except for derivatives which are fair value	06/30/2019					12/31/2018				
Financial liabilities	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**
Deposits	**243,501**	**70,234**	**16,702**	**186,766**	**517,203**	**246,729**	**62,909**	**16,674**	**191,131**	**517,443**
Demand deposits	73,352	-	-	-	73,352	72,581	-	-	-	72,581
Savings deposits	137,568	-	-	-	137,568	136,865	-	-	-	136,865
Time deposit	31,818	69,399	16,584	186,624	304,425	35,450	62,185	16,647	190,984	305,266
Interbank deposits	760	835	118	142	1,855	1,830	724	27	147	2,728
Other deposits	3	-	-	-	3	3	-	-	-	3
Compulsory deposits	**(38,247)**	**(15,874)**	**(3,614)**	**(34,116)**	**(91,851)**	**(39,116)**	**(15,228)**	**(3,831)**	**(35,973)**	**(94,148)**
Demand deposits	(5,407)	-	-	-	(5,407)	(5,600)	-	-	-	(5,600)
Savings deposits	(25,108)	-	-	-	(25,108)	(24,695)	-	-	-	(24,695)
Time deposit	(7,732)	(15,874)	(3,614)	(34,116)	(61,336)	(8,821)	(15,228)	(3,831)	(35,973)	(63,853)
Securities sold under repurchase agreements (1)	**282,016**	**5,787**	**4,658**	**25,886**	**318,347**	**275,395**	**16,557**	**10,933**	**42,349**	**345,234**
Government securities	238,928	467	1,055	24,956	265,406	232,776	2,856	7,353	38,752	281,737
Private securities	10,940	5,320	3,603	930	20,793	10,910	13,701	3,580	3,597	31,788
Foreign	32,148	-	-	-	32,148	31,709	-	-	-	31,709
Proceeds of acceptances and securities issues (2)	**5,262**	**48,150**	**30,192**	**56,174**	**139,778**	**2,189**	**32,950**	**39,077**	**53,626**	**127,842**
Loans and onlending obligations (3)	**7,204**	**52,807**	**10,808**	**9,601**	**80,420**	**6,304**	**45,668**	**11,541**	**11,840**	**75,353**
Subordinated debt (4)	**206**	**6,157**	**7,329**	**50,436**	**64,128**	**154**	**2,658**	**6,264**	**52,453**	**61,529**
Derivative financial instruments	**3,843**	**8,616**	**8,382**	**14,911**	**35,752**	**3,168**	**6,885**	**5,672**	**11,794**	**27,519**
Net position	**3,843**	**8,616**	**8,382**	**14,911**	**35,752**	**3,168**	**6,885**	**5,672**	**11,794**	**27,519**
Swaps	33	4,803	7,416	14,146	26,398	923	3,002	4,687	10,742	19,354
Option	287	2,394	457	264	3,402	883	1,935	823	288	3,929
Forward (onshore)	2,459	-	-	-	2,459	470	-	-	-	470
Other derivative financial instruments	1,064	1,419	509	501	3,493	892	1,948	162	764	3,766
Total financial liabilities	**503,785**	**175,877**	**74,457**	**309,658**	**1,063,777**	**494,823**	**152,399**	**86,330**	**327,220**	**1,060,772**

(1) Includes own and third parties' portfolios.

(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.124

Off balance commitments	06/30/2019					12/31/2018				
	0 – 30 days	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**
Financial Guarantees	1,143	16,931	7,194	39,391	64,659	1,305	17,314	5,509	41,977	66,105
Commitments to be released	117,062	24,638	7,157	147,626	296,483	110,909	25,977	5,796	130,161	272,843
Letters of credit to be released	12,515	-	-	-	12,515	10,747	-	-	-	10,747
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	183	273	-	456	-	405	273	-	678
Total	**130,720**	**41,752**	**14,624**	**187,017**	**374,113**	**122,961**	**43,696**	**11,578**	**172,138**	**350,373**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.125

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operatingl limits imposed by BACEN, is the sum of three items, namely:

- Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
- Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
- Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Reference Equity

	06/30/2019	12/31/2018
Stockholders' equity attributable to controlling interests	125,737	131,757
Non-controlling interests	12,428	12,276
Change in interest in subsidiaries in a capital transaction	50	98
Consolidated Stockholders' Equity (BACEN)	**138,215**	**144,131**
Common Equity Tier I Prudential Adjustments	(22,717)	(20,773)
Common Equity Tier I	**115,498**	**123,358**
Instruments Eligible to Comprise Additional Tier I	10,769	7,701
Additional Tier I Prudential Adjustments	106	95
Additional Tier I Capital	**10,875**	**7,796**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**126,373**	**131,154**
Instruments Eligible to Comprise Tier II	11,833	15,778
Tier II Prudential Adjustments	61	96
Tier II	**11,894**	**15,874**
Referential Equity (Tier I + Tier II)	**138,267**	**147,028**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.126

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of June 2019, totaling R$ 34,915. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 06/30/2019 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 10 2012 2019 IPCA + 4.7% to 5.14% 20 1 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 47 6 2011 2021 109.25% to 110.5% of CDI 14 2,306 2012 2022 IPCA + 5.15% to 5.83% 4,821 20 IGPM + 4.63% 30 2 ,365 Total 4,938 Subordinated euronotes - USD 990 2010 2020 6.20% 3,840 1,000 2010 2021 5.75% 3 ,945 730 2011 2021 5,75% to 6,20% 2,808 550 2012 2021 6.20% 2 ,108 2,600 2012 2022 5,50% to 5,65% 1 0,144 1,851 2012 2023 5.13% 7,132 7,721 Total 2 9,977 Total 3 4,915 II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.127 Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of June 2019, totaling R$ 34,915. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 06/30/2019 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 10 2012 2019 IPCA + 4.7% to 5.14% 20 1 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 47 6 2011 2021 109.25% to 110.5% of CDI 14 2,306 2012 2022 IPCA + 5.15% to 5.83% 4,821 20 IGPM + 4.63% 30 2 ,365 Total 4,938 Subordinated euronotes - USD 990 2010 2020 6.20% 3,840 1,000 2010 2021 5.75% 3 ,945 730 2011 2021 5,75% to 6,20% 2,808 550 2012 2021 6.20% 2 ,108 2,600 2012 2022 5,50% to 5,65% 1 0,144 1,851 2012 2023 5.13% 7,132 7,721 Total 2 9,977 Total 3 4,915 II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.127

	06/30/2019	12/31/2018
Credit risk (RWA_{CPAD})[1]	724,300	714,969
Market risk (RWA_{MINT})[2]	41,360	30,270
Operating risk ($RWAP_{OPAD}$)[3]	81,341	72,833
Total risk-weighted assets	**847,001**	**818,072**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively.

a) Credit Risk

Breakdown of Credit Risk Weighted by Credit Risk (RWA_{CPAD})

	06/30/2019	12/31/2018
Credit Risk Weighted Assets (RWA_{CPAD})	**724,300**	**714,969**
Marketable securities	40,506	40,276
Loan Operations - Retail	129,621	124,356
Loan Operations - Non-Retail	264,657	256,958
Joint Liabilities - Retail	146	140
Joint Liabilities - Non-Retail	42,867	43,288
Loan Commitments - Retail	36,922	33,871
Loan Commitments - Non-Retail	11,507	10,673
Derivatives – Future potential gain	4,748	4,193
Intermediation	1,350	3,330
Other exposures	191,976	197,884

b) Market Risk

	06/30/2019 [1]	12/31/2018 [1]
Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD})	**51,700**	**37,838**
Operations subject to interest rate variations	**47,413**	**30,286**
Fixed rate denominated in reais	1,976	2,026
Foreign exchange coupons	37,388	19,633
Price index coupon	8,049	8,627
Operations subject to commodity price variation	**900**	**389**
Operations subject to stock price variation	**805**	**362**
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	**2,582**	**6,801**
Minimum Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD}) [1] (a)	**41,360**	**30,270**
Market Risk Weighted Assets calculated based on internal methodology (b)	**40,008**	**22,871**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	**(10,340)**	**(7,568)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**41,360**	**30,270**

(1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

At June 30, 2019, RWA_{MINT} totaled R$ 41,360, which corresponds to 80% of RWA_{MPAD}, higher than the capital calculated at internal models, which totaled R$ 40,008.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.128

c) Operational Risk

	06/30/2019	12/31/2018
Operating Risk-Weighted Assets (RWA_{OPAD})	**81,341**	**72,833**
Retail	13,985	12,822
Commercial	27,818	26,214
Corporate finance	2,819	2,697
Negotiation and sales	15,461	11,736
Payments and settlement	8,897	8,282
Financial agent services	4,672	4,343
Asset management	7,661	6,715
Retail brokerage	27	24

IV - Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 16.3% as at June 30, 2019, 1.7 p.p. lower than at December 31, 2018, mainly due to the payment of additional dividends on 2018 earnings.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 70,507 million, well above the ACP of R$ 29,645 million and generously covered by available capital.

	06/30/2019				12/31/2018			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	38,115	115,498	4.5%	13.6%	36,813	123,358	4.5%	15.1%
Additional Tier I Capital	-	10,875	-	-	-	7,796	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**50,820**	**126,373**	**6.0%**	**14.9%**	**49,084**	**131,154**	**6.0%**	**16.0%**
Tier II	-	11,894	-	-	-	15,874	-	-
Referential Equity (Tier I + Tier II)	**67,760**	**138,267**	**8.0%**	**16.3%**	**70,559**	**147,028**	**8.625%**	**18.0%**
Amount Required for Additional Capital Buffers (ACP)	29,645		**3.5%**		**19,429**		**2.375%**	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 06/30/2019 , fixed assets ratio reached 27.7%, showing a surplus of R$ 30,835.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

V – Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.129

More details on the Recovery Plan can be viewed at www.itau.com.br/relacoes-com-investidores, section “Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3”. VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemic Importance Index. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. More information on the composition of the Leverage Ratio, which is not part of the financial statements, is available at www.itau.com.br/investors-relations, section “Corporate Governance” / Risk and Capital Management - Pillar 3. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.130 More details on the Recovery Plan can be viewed at www.itau.com.br/relacoes-com-investidores, section “Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3”. VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemic Importance Index. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. More information on the composition of the Leverage Ratio, which is not part of the financial statements, is available at www.itau.com.br/investors-relations, section “Corporate Governance” / Risk and Capital Management - Pillar 3. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.130

ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas.

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as biometric, financial and behavioral.

- Biometric risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Results and Stockholders' Equity (*)			
	06/30/2019		12/31/2018	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	(22)	3	15	(1)
5% decrease	21	(4)	(16)	(1)
Risk-free Interest Rates				
0.1% increase	60	11	30	8
0.1% decrease	(61)	(11)	(44)	(8)
Conversion in Income Rates				
5% increase	(19)	-	(14)	-
5% decrease	19	-	14	-
Claims				
5% increase	-	(42)	-	(37)
5% decrease	-	42	-	37

(*) Amounts net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.131

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	04/01 to 06/30/2019			04/01 to 06/30/2018			01/01 to 06/30/2019			01/01 to 06/30/2018		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals												
Group accident insurance	209	209	100.0	158	158	100.0	390	390	100.0	309	308	99.7
Individual accident	69	69	100.0	90	90	100.0	127	127	100.0	162	168	103.7
Credit life	266	266	100.0	220	218	99.1	506	506	100.0	430	428	99.5
Group life	250	250	100.0	246	245	99.6	478	478	100.0	471	476	101.1

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01-Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	06/30/2019		12/31/2018	
	Account balance	DV01	Account balance	DV01
Government securities				
NTN-C	5,346	(2.62)	5,096	(2.70)
NTN-B	7,739	(8.70)	6,091	(7.17)
LTN	-	-	-	-
Private securities				
Indexed to IPCA	203	(0.04)	259	(0.06)
Indexed to PRE	224	(0.02)	10	-
Shares	**(1)**	-		
Post-fixed assets	**5,016**	-	**4,085**	-
Under agreements to resell	**3,722**	-	**5,575**	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.132

b) Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	06/30/2019			12/31/2018		
Insurance operations	**Backing asset**	**Liabilities amounts (1)**	**Liabilities DU (2)**	**Assets DU (2)**	**Liabilities amounts (1)**	**Liabilities DU (2)**	**Assets DU (2)**
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,287	56.0	18.0	2,111	56.7	12.6
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	923	48.4	24.3	927	48.0	18.5
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	771	94.5	35.6	562	99.2	32.3
Subtotal	**Subtotal**	**3,981**			**3,600**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	105	119.6	83.9	98	128.4	75.9
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	-	14.7	13	-	11.0
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	48	-	14.8	43	-	11.0
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	24	12.2	14.7	25	15.4	11.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	333	-	14.8	310	-	11.0
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	2,926	112.1	78.7	2,820	120.4	71.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	195,745	177.3	28.5	187,908	182.0	28.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	5,007	203.5	104.8	4,815	209.0	91.7
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	901	105.0	104.8	948	165.5	91.7
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	605	203.2	104.6	607	208.8	91.5
Subtotal	**Subtotal**	**205,706**			**197,587**		
Total technical reserves	**Total backing assets**	**209,687**			**201,187**		

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU = Duration in months.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.133

c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 96.88% (78.13% at 12/31/2018). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30% and IRB Brasil Resseguros with 30% (same percentages (%s) noted at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.134 c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 96.88% (78.13% at 12/31/2018). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30% and IRB Brasil Resseguros with 30% (same percentages (%s) noted at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.134

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

Internal rating	06/30/2019 Financial Assets at Amortized Cost: Interbank deposits and securities purchased under agreements to resell	06/30/2019 Financial Assets at Amortized Cost: Securities	Financial assets at fair value through profit or loss (*)	financial instruments - fair value through other comprehensive income	Total
Low	7,877	30,099	182,120		220,096
Medium	-	-	49	-	49
High	-	-	-	-	-
Total	**7,877**	**30,099**	**182,169**	**-**	**220,145**
%	**3.6**	**13.7**	**82.7**	**-**	**100.0**

(*) Includes Derivatives in the amount of R$ 576.

Internal rating	12/31/2018 Financial Assets at Amortized Cost: Interbank deposits and securities purchased under agreements to resell	12/31/2018 Financial Assets at Amortized Cost: Securities	Financial assets at fair value through profit or loss (*)	financial instruments - fair value through other comprehensive income	Total
Low	8,247	28,969	179,771	-	216,987
Medium	-	-	2	-	2
High	-	-	-	-	-
Total	**8,247**	**28,969**	**179,773**	**-**	**216,989**
%	**3.8**	**13.3**	**82.9**	**-**	**100.0**

(*) Includes Derivatives in the amount of R$ 449.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 | F.135

Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, contributing an amount in cash to a capital increase equivalent to this share in the company's capital, and will also grant the right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO corporate customer base during the life of the partnership. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Regulatory approvals were granted on February 18, 2019 by the Central Bank of Brazil (BACEN) and on June 26, 2019 by the Brazilian Antitrust Authority (CADE). Financial settlement will be made on a date after the Financial Statements approval. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.136 Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, contributing an amount in cash to a capital increase equivalent to this share in the company's capital, and will also grant the right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO corporate customer base during the life of the partnership. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Regulatory approvals were granted on February 18, 2019 by the Central Bank of Brazil (BACEN) and on June 26, 2019 by the Brazilian Antitrust Authority (CADE). Financial settlement will be made on a date after the Financial Statements approval. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.136